As filed with the Securities and Exchange Commission on February 25, 2014

Registration No. 333-193692

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Coupons.com Incorporated

(Exact name of Registrant as specified in its charter)

Delaware	7310	77-0485123
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	400 Logue Avenue Mountain View, California 94043 (650) 605-4600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven R. Boal

President and Chief Executive Officer

Coupons.com Incorporated

400 Logue Avenue

Mountain View, California 94043

(650) 605-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter M. Astiz, Esq. Michael J. Torosian, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2215 (650) 833-2000	Richard Hornstein, Esq. Coupons.com Incorporated General Counsel 400 Logue Avenue Mountain View, California 94043 (650) 605-4600	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley LLP 3175 Hanover Street Palo Alto, California 94304-1130 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.00001 per share	11,500,000	$14.00	$161,000,000.00	$20,736.80

(1)	Includes an additional 1,500,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $12,880 of this amount in connection with the initial filing of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated February 25, 2014.

10,000,000 Shares

Coupons.com Incorporated

Common Stock

This is an initial public offering of shares of common stock of Coupons.com Incorporated.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00. We intend to list the common stock on the New York Stock Exchange under the symbol “COUP.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 10,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	Allen & Company LLC	BofA Merrill Lynch	RBC Capital Markets

Prospectus dated                 , 2014

COUPONS.com

Campbell's Soup Company
Albertsons
Heinz
20th Century Fox Home Entertainment
Dr Pepper Snapple Group
Walgreens
Unilever
Crayola
Del Monte Foods
P&G
Brookshire's
Supervalu
Perdue
PrestigeBrands
Dole

Prospectus

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Coupons,” “the company,” “we,” “us” and “our” in this prospectus refer to Coupons.com Incorporated and its consolidated subsidiaries.

Overview

We operate a leading digital promotion platform that connects great brands and retailers with consumers. Over 2,000 brands from more than 700 consumer packaged goods companies, or CPGs, and many of the leading grocery, drug and mass merchandise retailers use our promotion platform to engage consumers at the critical moments when they are choosing which products they will buy and where they will shop. We deliver digital coupons to consumers, including coupons and coupon codes, and display advertising through our platform which includes our web, mobile and social channels, as well as those of our CPGs, retailers, and our extensive network of approximately 30,000 third-party websites, or publishers, that display our coupon and advertising offerings on their websites. During 2013, we generated revenue from over 1.3 billion transactions in which consumers selected a digital coupon or redeemed a coupon code offered through our platform, an increase of 43% over the same period in 2012.

In 2013, 315 billion total coupons were distributed, representing an aggregate discount value of $510 billion, with 2.8 billion redeemed representing an aggregate discount value of $3.5 billion, according to an annual industry report by NCH Marketing Services, Inc., or NCH, a provider of coupon audit and settlement services. Increasingly, CPGs and retailers are directing a greater proportion of their spending to digital promotions.

Our platform serves three key constituencies:

•	more than 700 CPGs representing over 2,000 brands;

•	retailers operating approximately 58,000 store locations in North America; and

•

consumers who (i) made an average of approximately 17 million monthly unique visits to Coupons.com and our other sites during 2013, (ii) visited the sites of our CPGs, retailers and publishers, and (iii) downloaded our mobile apps more than seven million times.

The combination of our CPGs, retailers, publishers and consumers, all served by our promotion platform, has resulted in powerful network effects, which we believe to be a significant competitive advantage. Our large and growing base of retailers integrated into our platform has allowed us to attract, retain and grow the digital promotion spending of leading CPGs. The breadth of our offerings from these leading brands enables us to attract and retain a growing and more diverse range of retailers, publishers and consumers. Additional offerings on our platform, in particular point of sale solutions, increase consumer engagement and retailer integration, which enhance the value offered to CPGs.

We generate revenues primarily from digital promotion transactions. Each time a consumer selects a digital coupon on our platform by either printing it for physical redemption at a retailer or saving it to a retailer online account for automatic digital redemption, we are paid a fee which is not dependent on the digital coupon being redeemed. For coupon codes, we are paid a fee when a consumer makes a purchase using a coupon code from our platform. If we deliver a digital coupon or coupon code on a retailer’s website or through its loyalty reward program, or the website of a publisher, we generally pay a distribution fee to the retailer or publisher which is included in our cost of revenues. We also generate advertising revenues through the placement of online advertisements from CPGs and retailers which are displayed with our coupon offerings on our websites and those of our publishers. We are paid a fee for the display of advertisements on a per impression or a per click basis. Advertising placements are generally sold as part of insertion orders for coupons as an integrated sale and not as a separate transaction.

Our CPG customers include many of the leading food, beverage, drug, personal and household product manufacturers. We primarily generate revenue from CPGs through coupons offered through our platform and to a lesser degree, through the sale of advertising. Our retailers include leading grocery, drug and mass market retailers which distribute and accept coupons offered through our platform. Our retailers also include a broad range of specialty stores, including clothing, electronics, home improvement and many others which offer codes through our platform.

In 2012, we generated revenues of $112.1 million, representing 23% growth over 2011, a net loss of $59.2 million, representing an increase of 158% over 2011, and an Adjusted EBITDA loss of $47.3 million, representing an increase of 233% over 2011. During 2013, we generated revenues of $167.9 million, representing 50% growth over 2012, a net loss of $11.2 million, representing a decrease of 81% over 2012, and Adjusted EBITDA of $1.7 million, as compared to an Adjusted EBITDA loss of $47.3 million in 2012. For information on how we define and calculate Adjusted EBITDA, and a reconciliation of net loss to Adjusted EBITDA, see the section titled “—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” below.

Industry Overview

Since Coca-Cola introduced a coupon in the late 1800s, CPGs and retailers have used coupons and other promotions as a core tool to increase sales and drive awareness of their products. Newspapers and direct mail have traditionally been the primary channels for distributing coupons, but particularly with the decline in newspaper readership, the effectiveness of traditional channels has declined. In contrast to traditional promotions, digital coupons are redeemed at higher rates and are more effective. According to an annual industry report by NCH, in 2013, digital coupons (including print-at-home and paperless coupons) represented less than 1% of total U.S. CPG coupon distribution volume, but accounted for over 10% of total U.S. CPG coupon redemptions, illustrating the greater effectiveness of digital coupons. We believe that the simplicity of digital coupons is broadening the demographic reach and driving the increased use of digital coupons. According to a study by eMarketer, Inc., a market research company, 97 million U.S. adults will use digital coupons in 2013. Many of the digital coupons are offered through grocery store loyalty programs. According to the 2013 Colloquy Loyalty Census from LoyaltyOne, a provider of loyalty program services, total memberships in grocery-store loyalty programs totaled approximately 172.4 million in 2012.

The combination of continued CPG and retailer promotion spending, strong consumer demand for digital coupons and the greater effectiveness of digital coupons will offer significant opportunities for a solution that can effectively bring together CPGs, retailers and consumers on a digital promotion platform that addresses the challenges that each face, further accelerating the shift from traditional to digital promotions.

Challenges for CPGs and Brands

•	difficulty engaging consumers at scale;

•	difficulty coordinating promotional channels that are optimized to their retail distribution channels;

•	complexity of reaching consumers at the moments critical to influencing their purchase decisions;

•	difficulty of integrating with retailer promotion efforts;

•	inability to measure and improve the effectiveness of promotions; and

•	lack of security.

Challenges for Retailers

•	coordinating CPG promotional spending to drive benefits to the retailer;

•	difficulty in engaging digitally savvy consumers with retailer promotions; and

•	improving the efficiency of redeeming all forms of coupons.

Challenges for Consumers

•	traditional and digital coupons may not be available in the form that a consumer finds easiest to use;

•	difficulty in finding coupons for preferred brands and retailers; and

•	lack of personalization.

Our Solution

We offer a comprehensive digital promotion platform that allows us to connect CPGs and retailers with consumers.

Why CPGs and their Brands Choose Us

Our platform’s increasing effectiveness has driven growth in the use of our platform by CPGs. The cohort of all CPGs that used our platform during 2011 increased their promotion spending with us two years later during 2013 by 52% over the amount spent by such cohort during 2011. Such revenue represented 74% of our total revenues in 2013 as compared to 90% of our total revenues in 2011. During 2013, we generated 26% of our revenue, or $43.0 million, from customers who were not CPGs which had used our platform during 2011.

Broad and effective reach.    We generated revenue from over 1.3 billion transactions pursuant to which consumers selected a coupon or redeemed a code offered through our platform during 2013.

Multi-channel engagement with consumers at key purchasing decision moments.    Our platform allows CPGs to better engage with consumers by enabling multiple touchpoints during a consumer’s shopping experience. For example, a consumer can use our mobile app while they are walking through the aisle of a retailer, find a coupon for their favorite detergent, save the coupon directly to the retailer’s loyalty program and receive the discount automatically at the point of sale without the need to present a physical coupon.

Advertising solutions integrated with digital promotions.    Because consumers are focused on engaging with brands and products when they visit our websites, mobile applications and other consumer touchpoints, integrated advertising solutions enable CPGs to promote their brand and drive consumer loyalty at each decision point.

Ability to quickly deploy focused promotion spending for the benefit of specific brands.    Our ability to deploy promotions in days rather than weeks or months provides brands the ability to strategically allocate promotion spending to drive increased sales of their products.

Data-driven optimization of promotions.    We offer integrated measurement tools for campaign planning, and pre-campaign and post-campaign development and analysis. Through our Campaign iQ product, CPGs are able to track and analyze activations, inventory levels, redemption rates and volumes, distribution methods, buying rates, aggregated buyer demographics, and campaign effectiveness statistics.

Proven and secure technology.    We have proven technology, systems and processes that enable us to securely manage promotions within our CPGs’ objectives. The risk of counterfeiting is a potential barrier to CPGs’ adoption and use of digital coupons. Our proprietary security technology differentiates our solution for CPGs who want to prevent fraudulent use of coupons.

Why Retailers Choose Us

We enable retailers to effectively capture the benefits of promotion spending.

Use CPG promotion content to increase retailer sales.    Retailers can integrate promotions from our platform into their point of sale systems, retailer-branded websites, retailer loyalty/rewards programs, mobile applications and social media programs. By offering CPG promotions from our platform through their own digital channels, retailers are able to increase sales of the CPG promoted product at their locations and increase consumer loyalty.

Digital promotion distribution fee.    Retailers receive a distribution fee from us when we generate revenues from a digital promotion transaction on the retailer’s website or through its loyalty reward program. Retailers benefit from an additional source of revenues not available with traditional coupons, in addition to driving purchases of the CPG products at their stores. We believe this is one of the reasons why retailer partners have directed their CPG partners to increase their use of our platform or to begin using our platform.

Integration with retailer point of sale systems.    By enabling automatic redemption of coupons at the point of sale without requiring the consumer to present a physical coupon, our integration promotes consumer purchase of the promoted product at the retailer, strengthens consumer loyalty to the retailer, enables faster and more efficient check-out, improves the consumer’s experience in using promotions and simplifies the processing of coupons with the CPG issuer.

Platform offering manufacturer and retailer specific promotions.    We enable retailers to offer coupon codes on our website and mobile app and those of our publisher network which bring consumers directly to retailers’ websites. Our solution simplifies the shopping process for consumers, increases engagement and allows a retailer to directly drive additional traffic to its stores.

Why Consumers Choose Us

We provide consumers with a robust platform of digital promotions.

Widely available.    Our digital coupons are widely available to consumers and delivered or redeemed through the point of sale and through our web, mobile and social channels and those of our CPGs, retailers and extensive network of publishers.

Easy to use in their preferred format.    Through our website and mobile applications and those of our publishers, consumers can browse or search for coupons, create shopping lists, download coupons to retailer loyalty cards, print coupons for use in-store, or use a coupon code for web and mobile commerce.

Broad selection of quality coupons.    We generated revenue from over 1.3 billion transactions pursuant to which consumers selected a coupon or redeemed a code offered through our platform in 2013. These transactions represent a broad selection of product categories and variety within each category.

Personalized promotions.    Our point of sale solutions and mobile applications help consumers save time and money by optimizing and personalizing the presentation of promotions. A consumer using these products will be presented with a set of optimized promotions based on their prior coupon selections, geography and other demographic and behavioral attributes.

Our Strengths

•

Powerful network effects.    The large and growing base of retailers using our platform has allowed us to attract, retain and grow the digital promotion spending of leading CPGs. The breadth of our offerings from these leading brands enables us to attract and retain a growing and more diverse range of retailers, publishers and consumers. Additional offerings on our platform, in particular point of sale solutions, increase consumer engagement and retailer integration, which enhance the value offered to CPGs.

•

Deep integration with retailers.    Our platform provides the promotion content for the web, mobile sites and applications, loyalty rewards and/or point-of-sale systems of our retail partners. Utilizing our integrated platform, CPGs and retailers can closely coordinate trade promotion spending to most effectively engage consumers with their products.

•

Extensive publisher network.    Our publisher network of approximately 30,000 publishers multiplies the reach of our promotion platform to consumers and increases the value of our platform to our CPGs and retailers. We enable these publishers to monetize their web and mobile traffic and drive user engagement.

•

Secure, proven and proprietary technology for digital coupons.    Our best-in-class technology has proven to meet the complex technical and operational requirements of CPGs and retailers, reflecting the cumulative investments that we have made over the past 15 years.

•

Proprietary data on consumer behavior from intent to purchase.    We use the insights from our significant differentiated data to enable highly effective promotions and advertising by CPGs and retailers, and in turn provide personalized user experiences to consumers on our platform and on our publisher network.

•

Experienced and specialized sales, integration, campaign management and customer support.     We have a team of dedicated specialists with skills and capabilities focused on CPGs, retailers, publishers and consumers.

•	Attractive business model. We have invested in the technology, organization and process capabilities required to operate our business at significantly greater scale. Our platform already includes more than 2,000 brands and many of the retailers that are most important to the CPGs that own those brands. As a result, we believe that there is significant operating leverage in our business. Revenues grew from $35.8 million in the quarter ended December 31, 2012 to $52.6 million in the quarter ended December 31, 2013 while operating expenses increased from $32.7 million to $36.5 million. As a result, we generated net income of $1.5 million for the quarter ended December 31, 2013 as compared to a net loss of $9.1 million for the same period in the prior year. We believe that there will be further economies of scale as we further penetrate the CPGs and brands on our platform and deepen our integration with retailers.

Growth Strategy

We intend to grow our platform and our business through the following key strategies:

Increase revenues from CPGs already on our platform.    Based on our experience to date, we believe we have opportunities to continue increasing revenues from our existing CPG customer base through:

•	increasing our share of CPG spending on overall trade promotions and digital coupons;

•	increasing the number of brands that are using our platform within each CPG;

•	increasing media advertising spending on our platform; and

•	maximizing lifetime value of consumers across all products.

Deepen integration of retailers with our platforms.    We intend to continue to invest in technologies and product offerings that further integrate digital promotions into retailers’ in-store and point of sale systems.

Grow our current core CPG and retailer customer base and add new manufacturers and retailers from additional industry segments.    We believe we can significantly grow the number of CPGs and retailers that we serve. In addition, we intend to continue growing our business with other manufacturers and retailers in new industry segments.

Continue to grow consumer use of our digital promotion offerings.    We plan to continue to invest in our point of sale and mobile solutions. We believe that CPG spending on digital promotions will continue to grow as point of sale and mobile channels offer new opportunities to engage consumers from intent to purchase of their products.

Grow international operations.    We believe that we can opportunistically grow our operations and offerings in existing international markets and partner with our existing clients to enter new geographies in which they operate.

Selectively pursue strategic acquisitions.    We may expand our business through selective acquisitions.

Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	We have incurred net losses since inception and we may not be able to generate sufficient revenues to achieve or subsequently maintain profitability;

•	We may not maintain our recent revenue growth;

•	If we are unable to successfully respond to changes in the digital promotions market and continue to grow the market, our business could be harmed;

•	We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance;

•	If we fail to attract and retain CPGs, retailers and publishers and expand our relationships with them, our revenues and business will be harmed;

•	If the distribution fees that we pay as a percentage of our revenues increases, our gross profit and business will be harmed;

•	If we fail to maintain and expand the use by consumers of digital coupons on our platform, our revenues and business will be harmed;

•	We are dependent on third-party advertising agencies as intermediaries, and if we fail to maintain these relationships, our business may be harmed;

•	Competition presents an ongoing threat to the success of our business;

•	If we fail to effectively manage our growth, our business and financial performance may suffer; and

•

We may expend substantial funds in connection with tax liabilities that arise upon the initial settlement of restricted stock units, or RSUs, in connection with this offering, and the manner in which we fund that expenditure may have an adverse effect on our financial condition.

In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years after our initial public offering or until we are no longer an “emerging growth company.”

Corporate Information

Coupons was incorporated in California in May 1998 and reincorporated in Delaware in June 2009. Our principal executive offices are located at 400 Logue Avenue, Mountain View, California 94043, and our telephone number is (650) 605-4600. Our corporate website address is www.couponsinc.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

The Coupons logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Coupons. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	10,000,000 shares

Common stock to be outstanding after this offering	72,669,807 shares

Option to purchase additional shares of common stock	1,500,000 shares

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $116.6 million, (or approximately $134.7 million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. Additionally, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments at this time. We also may use a portion of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the settlement of our outstanding RSUs. See the section titled “Use of Proceeds” for additional information.

Proposed NYSE symbol	“COUP”

The number of shares of our common stock that will be outstanding after completion of this offering is based on 62,669,807 shares outstanding as of December 31, 2013, and excludes:

•	12,635,707 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted average exercise price of $5.87 per share;

•	4,521,191 shares of common stock issuable upon the vesting of RSUs outstanding as of December 31, 2013;

•	400,000 shares of common stock reserved for issuance upon the exercise of a warrant outstanding as of December 31, 2013, at an exercise price of $4.03 per share;

•	2,035,282 shares of common stock reserved for issuance under our stock option plans as of December 31, 2013;

•	4,000,000 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective upon the completion of this offering;

•	1,200,000 shares of our common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective upon the completion of this offering; and

•	1,000,040 shares of our common stock issued in connection with our acquisition of Yub, Inc., a privately-held company, in January 2014.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a 2.5-for-1 reverse split of our outstanding common stock and preferred stock effected on February 19, 2014;

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 41,580,507 shares of common stock immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,500,000 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. You should read this summary consolidated financial and other data together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$91,325	$112,127	$167,892
Cost of revenues	27,841	41,745	52,080

Gross profit	63,484	70,382	115,812
Operating expenses:
Sales and marketing	44,834	63,526	61,793
Research and development	21,824	40,236	40,102
General and administrative	18,996	25,999	24,232

Total operating expenses	85,654	129,761	126,127

Loss from operations	(22,170)	(59,379)	(10,315)
Interest expense	(698)	(212)	(953)
Other income (expense), net	(220)	92	19

Loss before benefit from income taxes	(23,088)	(59,499)	(11,249)
Benefit from income taxes	(118)	(265)	—

Net loss	$(22,970)	$(59,234)	$(11,249)

Deemed dividend to investors in relation to tender offer	6,933	—	—

Net loss attributable to common stockholders	$(29,903)	$(59,234)	$(11,249)

Basic and diluted net loss per share attributable to common stockholders(1)	$(2.14)	$(3.72)	$(0.57)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders(1)	13,944	15,927	19,626

Basic and diluted pro forma net loss per share attributable to common stockholders(1)			$(0.18)

Other Data:
Adjusted EBITDA(2)	$(14,174)	$(47,255)	$1,725
Transactions(3)	710,043	916,724	1,311,973

(1)

See Note 13 to our notes to consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share.

(2)

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net loss adjusted for interest expense, other income (expense), net, benefit from income taxes, depreciation and amortization, and stock-based compensation. Please see “—Non-GAAP Financial Measures–Adjusted EBITDA” below for more information as to the limitations of using non-GAAP measures and for the reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

(3)

A transaction is the distribution of a digital coupon through our platform that generates revenues. We present transactions as we believe that our ability to increase the number of transactions using our platform is an important indicator of our ability to grow our revenues.

The stock-based compensation expense included above was as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cost of revenues	$295	$378	$300
Sales and marketing	849	1,880	1,492
Research and development	962	1,532	1,015
General and administrative	2,464	1,778	2,374

Total stock-based compensation	$4,570	$5,568	$5,181

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$38,972	$38,972	$155,572
Working capital	21,420	21,420	138,020
Property and equipment, net	29,942	29,942	29,942
Deferred revenues	6,751	6,751	6,751
Total liabilities	66,220	66,220	66,220
Debt obligations	23,077	23,077	23,077
Redeemable convertible preferred stock	270,262	—	—
Total stockholders’ equity (deficit)	(202,246)	68,016	184,616

(1)

The pro forma column reflects the conversion of all outstanding shares of preferred stock into 41,580,507 shares of common stock and stock-based compensation expense of $11.5 million associated with restricted stock units. Please see Note 2 to our notes to consolidated financial statements included elsewhere in this prospectus for further information related to this expense.

(2)

The pro forma as adjusted column further reflects the sale by us of 10,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) each of the amount of our pro forma as adjusted cash and cash equivalents, working capital and total stockholders’ equity by $9.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of the amount of our pro forma as adjusted cash and cash equivalents, working capital and total stockholders’ equity by $12.1 million, assuming that the initial public offering price remains the same and after deducting the underwriting discount. The pro forma as adjusted information presented in the summary consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have presented Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net loss adjusted for interest expense, other income (expense), net, benefit from income taxes, depreciation and amortization, and stock-based compensation. We have provided below a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure for each of the periods presented.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net loss	$(22,970)	$(59,234)	$(11,249)
Adjustments:
Interest expense	698	212	953
Other income (expense), net	220	(92)	(19)
Benefit from income taxes	(118)	(265)	—
Depreciation and amortization	3,426	6,556	6,859
Stock-based compensation	4,570	5,568	5,181

Total adjustments	8,796	11,979	12,974

Adjusted EBITDA	$(14,174)	$(47,255)	$1,725

We have presented Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to develop short and long-term operational plans, and to determine bonus payouts. In particular, we believe that the exclusion of the expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) the potentially dilutive impact of equity-based compensation; or (iii) tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net income or loss, and our other GAAP financial results.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. Our business, prospects, financial condition or operating results could be materially and adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

We have incurred net losses since inception and we may not be able to generate sufficient revenues to achieve or subsequently maintain profitability.

We have incurred net losses of $23.0 million, $59.2 million and $11.2 million in 2011, 2012 and 2013, respectively, and had an accumulated deficit of $168.8 million as of December 31, 2013. We anticipate that our costs and expenses will increase in the foreseeable future as we continue to invest in:

•	sales and marketing;

•	research and development, including new product development;

•	our technology infrastructure;

•	general administration, including legal and accounting expenses related to our growth and being a public company;

•	efforts to expand into new markets; and

•	strategic opportunities, including commercial relationships and acquisitions.

For example, we have incurred and expect to continue to incur significant expenses developing our new point of sale solution. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these expenses. If we are unable to gain efficiencies in our operating costs, our business could be adversely impacted. We cannot be certain that we will be able to attain or maintain profitability on a quarterly or annual basis. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

We may not maintain our recent revenue growth.

Our revenues have increased significantly quarter over quarter since the quarter ended September 30, 2012. We may not be able to maintain our recent rate of revenue growth, and we may not be able to generate sufficient revenues to achieve profitability. In addition, historically the growth rate of our business, and as a result, our revenue growth, has varied from quarter-to-quarter and year-to-year, and we expect that variability to continue. For example, our revenue growth was adversely affected in the first half of 2012 because as we scaled our technology infrastructure to support our growth, our technology for securely identifying unique users and devices inadvertently prevented our personalization algorithms from optimally displaying our digital coupons to consumers. In addition, our revenues may fluctuate due to changes in promotional spending budgets of CPGs and retailers and the timing of their promotional spending. Decisions by major CPGs or retailers to delay or reduce their promotional spending or divert spending away from digital promotions could slow our revenue growth or reduce our revenues. We believe that our continued revenue growth will depend on increasing the number of transactions on our platform, and, in particular, on our ability to:

•

increase our share of CPG spending on overall trade promotions, increase the number of brands that are using our platform within each CPG, increase media advertising spending on our platform, increase our share of retailer spending on coupon codes and maximize the lifetime value of our consumers across all of our products;

•	further integrate our digital promotions into retailers’ in-store and point of sale systems;

•	grow the number of CPGs and retailers in our current customer base and add new industry segments such as convenience, specialty/franchise retail, restaurants and entertainment;

•	expand the use by consumers of our newest digital promotion offerings and broaden the selection and use of digital coupons;

•	obtain high quality coupons and increase the number of CPG-authorized activations;

•	expand the number, variety and relevance of digital coupons available on our web, mobile and social channels, as well as those of our CPGs, retailers and network of publishers;

•	increase the awareness of our brand and earn and preserve our reputation;

•	hire, integrate and retain talented personnel;

•	effectively manage growth in our personnel and operations; and

•	successfully compete with existing and new competitors.

However, we cannot assure you that we will successfully implement any of these actions. Failure to do so could harm our business and cause our operating results to suffer.

If we are unable to successfully respond to changes in the digital promotions market and continue to grow the market, our business could be harmed.

As consumer demand for digital coupons has increased, promotion spending has shifted from traditional coupons through traditional channels, such as newspapers and direct mail, to digital coupons. However, it is difficult to predict whether the pace of transition from traditional to digital coupons will continue at the same rate and whether the growth of the digital promotions market will continue. In order to expand our business, we must appeal to and attract consumers who historically have used traditional promotions to purchase goods or may prefer alternatives to our offerings, such as those of our competitors. If the demand for digital coupons does not continue to grow as we expect, or if we fail to successfully address this demand, our business will be harmed. For example, the continued growth of our revenues will require increasing the number of brands that are using our platform within each CPG and further integrating our digital promotions into retailers’ in-store and point of sale systems. We expect that the market will evolve in ways which may be difficult to predict. It is also possible that digital coupon offerings generally could lose favor with CPGs, retailers or consumers. In the event of these or any other changes to the market, our continued success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. In addition, we will need to continue to grow demand for our digital promotions platform by CPGs, retailers and consumers. If we are unable to grow or successfully respond to changes in the digital promotions market, our business could be harmed and our results of operations could be negatively impacted.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Historically, our revenue growth has varied from quarter-to-quarter and year-to-year, and we expect that variability to continue. In addition, our operating costs and expenses have fluctuated in the past, and we anticipate that our costs and expenses will increase over time as we continue to invest in growing our business and incur additional costs of being a public company.

Our operating results could vary significantly from quarter-to-quarter and year-to-year as a result of these and other factors, many of which are outside of our control, and as a result we have a limited ability to forecast the amount of future revenues and expenses, which may adversely affect our ability to predict financial results accurately, and our operating results may vary from quarter-to-quarter and may fall below our estimates or the expectations of public market analysts and investors. Fluctuations in our quarterly operating results may lead analysts to change their long-term models for valuing our common stock, cause us to face short-term liquidity issues, impact our ability to retain or attract key personnel or cause other unanticipated issues, all of which could cause our stock price to decline. As a result of the potential variations in our quarterly revenues and operating results, we believe that quarter-to-quarter comparisons of our net revenues and operating results may not be meaningful and the results of any one quarter or historical patterns should not be considered indicative of our future sales activity, expenditure levels or performance.

In addition to other factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•

our ability to continue to grow our revenues by increasing our share of CPG spending and the number of brands using our platform within each CPG, increasing media advertising spending on our platform, further integrating with our retailers and increasing the use of retailer coupon codes by consumers, adding new CPGs and retailers to our network and growing our core current customer base and expanding into new industry segments such as convenience, specialty/franchise retail, restaurants and entertainment;

•	our ability to successfully respond to changes in the digital promotions market and continue to grow the market and demand for our platform;

•	our ability to grow consumer selection and use of our digital promotion offerings and attract new consumers to our platform;

•	the amount and timing of digital promotions by CPGs, which are affected by budget cycles, economic conditions and other factors;

•	the impact of global business or macroeconomic conditions, including the resulting effects on the level of trade promotion spending by CPGs and spending by consumers;

•	the impact of competitors or competitive products and services, and our ability to compete in the digital promotions market;

•	our ability to obtain high quality coupons and increase the number of CPG-authorized activations;

•	changes in consumer behavior with respect to digital promotions and how consumers access digital coupons and our ability to develop applications that are widely accepted and generate revenues;

•	the costs of investing in and maintaining and enhancing our technology infrastructure;

•	the costs of developing new products and solutions and enhancements to our platform;

•	our ability to manage our growth;

•	the success of our sales and marketing efforts;

•

government regulation of e-commerce and m-commerce and requirements to comply with security and privacy laws and regulations affecting our business, and changes in government regulation affecting our business or our becoming subject to new government regulation;

•	our ability to deal effectively with fraudulent transactions or customer disputes;

•	the attraction and retention of qualified employees and key personnel;

•	the effectiveness of our internal controls; and

•	changes in U.S. generally accepted accounting principles or tax laws.

If we fail to attract and retain CPGs, retailers and publishers and expand our relationships with them, our revenues and business will be harmed.

The success of our business depends in part on our ability to increase our share of CPG spending on overall trade promotions, increase media advertising spending on our platform, increase the number of brands that are using our platform within each CPG, increase our share of retailer spending on coupon codes, and maximize the lifetime value of our consumers across all of our products. It also depends on our ability to further integrate our digital promotions into retailers’ in-store and point of sale systems. In addition, we must acquire new CPGs and retailers in our current customer base and add new industry segments such as convenience, specialty/franchise retail, restaurants and entertainment. If CPGs and retailers do not find that offering digital promotions on our platform enables them to reach consumers and sufficiently increase sales with the scale and effectiveness that is compelling to them, CPGs and retailers may not increase their distribution of digital promotions on our platform, or they may decrease them or stop offering them altogether, and new CPGs and retailers may decide not to use our platform.

For example, if CPGs decide that utilizing our platform provides a less effective means of connecting with consumers, we may not be able to increase our prices or CPGs may pay us less. Likewise if retailers decide that our platform is less effective at increasing sales to and loyalty of existing and new consumers, retailers may demand a higher percentage of the total proceeds from each digital promotion that is activated or demand minimum guaranteed payments. In addition, we expect to face increased competition, and competitors may accept lower payments from CPGs to attract and acquire new CPGs, or provide retailers and publishers a higher distribution fee than we currently offer to attract and acquire new retailers and publishers. In addition, we may experience attrition in our CPGs, retailers and publishers in the ordinary course of business resulting from several factors, including losses to competitors, changes in CPG budgets, and decisions by CPGs, retailers and publishers to offer digital coupons through their own websites or other channels without using a third-party platform such as ours. If we are unable to retain and expand our relationships with existing CPGs, retailers and publishers or if we fail to attract new CPGs, retailers and publishers to the extent sufficient to grow our business, or if too many CPGs, retailers and publishers are unwilling to offer digital coupons with compelling terms through our platform, we may not increase the number of transactions on our platform and our revenues, gross margin and operating results will be adversely affected.

If the distribution fees that we pay as a percentage of our revenues increases, our gross profit and business will be harmed.

When we deliver a digital coupon on a retailer’s website or through its loyalty reward program, or the website of a publisher, we generally pay a distribution fee to the retailer or publisher. Such fees have increased as a percentage of our revenues in recent periods. If such fees as a percentage of our revenues continue to increase, our cost of revenues as a percentage of revenues could increase and our operating results would be adversely affected.

If we fail to maintain and expand the use by consumers of digital coupons on our platform, our revenues and business will be harmed.

We must continue to maintain and expand the use by consumers of digital coupons in order to increase the attractiveness of our platform to CPGs and retailers and to increase revenues and achieve profitability. If consumers do not perceive that we offer a broad selection of personalized and high quality digital coupons, we may not be able to attract or retain consumers on our platform. If we are unable to maintain and expand the use by consumers of digital coupons on our platform and do so to a greater extent than our competitors, CPGs may find that offering digital promotions on our platform does not reach consumers with the scale and effectiveness that is compelling to them. Likewise retailers may find that using our platform does not increase sales of the promoted products and consumer loyalty to the retailer to the extent they expect, the revenues we generate may not increase to the extent we expect or may decrease. Either of these would adversely affect our operating results.

We depend in part on third-party advertising agencies as intermediaries, and if we fail to maintain these relationships, our business may be harmed.

A portion of our business is conducted indirectly with third-party advertising agencies acting on behalf of CPGs and retailers. Third-party advertising agencies are instrumental in assisting CPGs and retailers to plan and purchase advertising and promotions, and each third-party advertising agency generally allocates advertising and promotion spend from CPGs and retailers across numerous channels. We do not have exclusive relationships with third-party advertising agencies and we depend in part on third-party agencies to work with us as they embark on marketing campaigns for CPGs and retailers. While in most cases we have developed relationships directly with CPGs and retailers, we nevertheless depend in part on third-party advertising agencies to present to their CPG and retailer clients the merits of our platform. Inaccurate descriptions of our platform by third-party advertising agencies, over whom we have no control, negative recommendations regarding use of our service offerings or failure to mention our platform at all could hurt our business. In addition, if a third-party advertising agency is disappointed with our platform on a particular campaign or generally, we risk losing the business of the CPG or retailer for whom the campaign was run, and of other CPGs and retailers represented by that agency. Since many third-party advertising agencies are affiliated with other third-party agencies in a larger corporate structure, if we fail to maintain good relations with one third-party advertising agency in such an organization, we may lose business from the affiliated third-party advertising agencies as well.

Our sales could be adversely impacted by industry changes relating to the use of third-party advertising agencies. For example, if CPGs or retailers seek to bring their campaigns in-house rather than using an agency, we would need to develop direct relationships with the CPGs or retailers, which we might not be able to do and which could increase our sales and marketing expenses. Moreover, to the extent that we do not have a direct relationship with CPGs or retailers, the value we provide to CPGs and retailers may be attributed to the third-party advertising agency rather than to us, further limiting our ability to develop long-term relationships directly with CPG and retailers. CPGs and retailers may move from one third-party advertising agency to another, and we may lose the underlying business. The presence of third-party advertising agencies as intermediaries between us and the CPGs and retailers thus creates a challenge to building our own brand awareness and affinity with the CPGs and retailers that are the ultimate source of our revenues. In addition, third-party advertising agencies conducting business with us may offer their own digital promotion solutions. As such, these third-party advertising agencies are, or may become, our competitors. If they further develop their own capabilities they may be more likely to offer their own solutions to advertisers, and our ability to compete effectively could be significantly compromised and our business, financial condition and operating results could be adversely affected.

Competition presents an ongoing threat to the success of our business.

We expect competition in digital promotions to continue to increase. The market for digital promotions is highly competitive, fragmented and rapidly changing. We compete against a variety of companies with respect to different aspects of our business, including:

•

traditional offline coupon and discount services, as well as newspapers, magazines and other traditional media companies that provide coupon promotions and discounts on products and services in free standing inserts or other forms, including Valassis Interactive, Inc., News America Marketing Interactive, Inc. and Catalina Marketing Corporation;

•

providers of digital coupons such as Valassis’ Redplum.com and News America Marketing’s SmartSource, companies that offer coupon codes such as RetailMeNot, Inc., Exponential Interactive, Inc.’s TechBargains.com, Savings.com, Inc. and Ebates Performance Marketing, Inc., and companies providing other e-commerce based services that allow consumers to obtain direct or indirect discounts on purchases;

•	Internet sites that are focused on specific communities or interests that offer coupons or discount arrangements related to such communities or interests; and

•	companies offering other advertising and promotion related services.

We believe the principal factors that generally determine a company’s competitive advantage in our market include the following:

•	scale and effectiveness of reach in connecting CPGs and retailers to consumers;

•	ability to attract consumers to use digital coupons delivered by it;

•	platform security, scalability, reliability and availability;

•	number of channels by which a company engages with consumers;

•	integration of products and solutions;

•	rapid deployment of products and services for customers;

•	breadth, quality and relevance of the company’s digital coupons;

•	ability to deliver digital coupons that are widely available and easy to use in consumers’ preferred form;

•	integration with retailer applications;

•	brand recognition;

•	quality of tools, reporting and analytics for planning, development and optimization of promotions; and

•	breadth and expertise of the company’s sales organization.

We are subject to potential competition from large, well-established companies which have significantly greater financial, marketing and other resources than we do and have current offerings that may compete with our platform or may choose to offer digital promotions as an add-on to their core business on their own or in partnership with one of our competitors that would directly compete with ours. Many of our larger potential competitors may have the resources to significantly change the nature of the digital promotions industry to their advantage, which could materially disadvantage us. For example, Google, Yahoo!, Bing and Facebook and online retailers such as Amazon have highly trafficked industry platforms which they could leverage to distribute digital coupons or other digital promotions that could negatively affect our business. In addition, these potential competitors may be able to respond more quickly than we can to new or emerging technologies and changes in consumer habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to attract more consumers and, as a result, more CPGs and retailers, or generate revenues more effectively than we do. Our competitors may offer digital coupons that are similar to the digital coupons we offer or that achieve greater market acceptance than those we offer. We are also subject to potential competition from smaller companies that launch new products and services that we do not offer and that could gain market acceptance.

Our success depends on the effectiveness of our platform in connecting CPGs and retailers with consumers and with attracting consumer use of the digital coupons delivered through our platform. To the extent we fail to provide digital coupons for high quality, relevant products, consumers may become dissatisfied with our platform and decide not to use our digital coupons and elect to use the digital coupons distributed by one of our competitors. As a result of these factors, our CPGs and retailers may not receive the benefits they expect, and CPGs may use the offerings of one of our competitors and retailers may elect to handle coupon codes themselves or exclude us from integrating with their in-store and point of sale systems, and our operating results would be adversely affected.

We also face significant competition for trade promotion spending. We compete against online and mobile businesses, including those referenced above, and traditional advertising outlets, such as television, radio and print, for trade promotion spending. In order to grow our revenues and improve our operating results, we must increase our share of CPG spending on digital coupons and advertising relative to traditional sources and relative to our competitors, many of whom are larger companies that offer more traditional and widely accepted advertising products.

We also directly and indirectly compete with retailers for consumer traffic. Many retailers market and offer their own digital coupons directly to consumers using their own websites, email newsletters and alerts, mobile applications and social media channels. Our retailers could be more successful than we are at marketing their own digital coupons or could decide to terminate their relationship with us.

We may face competition from companies we do not yet know about. If existing or new companies develop, market or offer competitive digital coupon solutions, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

If we fail to effectively manage our growth, our business and financial performance may suffer.

We have significantly expanded our operations and anticipate expanding further to pursue our growth strategy. Such expansion increases the complexity of our business and places significant demands on our management, operations, technical performance, financial resources and internal control over financial reporting functions. Continued growth could strain our ability to deliver digital coupons on our platform, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. For example, our revenue growth was adversely affected in the first half of 2012 because as we scaled our technology infrastructure to support our growth, our technology for securely identifying unique users and devices inadvertently prevented our personalization algorithms from optimally displaying our digital coupons to consumers. Failure to manage our expansion may limit our growth, damage our reputation and negatively affect our financial performance and harm our business.

To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures. If we do not effectively manage the growth of our business and operations, the quality and scalability of our platform could suffer.

Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations. We may not be able to hire, train, retain, motivate and manage required personnel. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees. We intend to continue to expand our research and development, sales and marketing, and general and administrative organizations, and over time, expand our international operations. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Providing our products and services to our CPGs, retailers and consumers is costly and we expect our expenses to continue to increase in the future as we grow our business with existing and new CPGs and retailers and develop new products and services that require enhancements to our technology infrastructure. In addition, our operating expenses, such as our research and development expenses and sales and marketing expenses are expected to continue to grow to support our anticipated future growth. As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

If we do not effectively grow and train our sales team, we may be unable to add new CPGs and retailers or increase sales to our existing CPGs and retailers and our business will be adversely affected.

We continue to be substantially dependent on our sales team to obtain new CPGs and retailers and to drive sales from our existing CPGs and retailers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and it may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, if we continue to grow rapidly, a large percentage of our sales team will be new to the company and our solution. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new CPGs and retailers or increasing sales to our existing CPGs and retailers, our business will be adversely affected.

Our sales cycle with new CPGs and retailers is long and unpredictable and may require us to incur expenses before executing a customer agreement, which makes it difficult to project when, if at all, we will obtain new CPGs and retailers and when we will generate additional revenues from those customers.

We market our services and products directly to CPGs and retailers. New CPG and retailer relationships typically take time to obtain and finalize. A significant time period may pass between selection of our services and products by key decision-makers and the signing of a contract. The length of time between the initial sales call and the realization of a final contract is difficult to predict. As a result, it is difficult to predict when we will obtain new CPGs and retailers and when performance and delivery of services will be initiated with these potential CPGs and retailers. As part of our sales cycle, we may incur significant expenses before executing a definitive agreement with a prospective CPG or retailer and before we are able to generate any revenues from such agreement. If conditions in the marketplace generally or with a specific prospective CPG or retailer change negatively, it is possible that no definitive agreement will be executed, and we will be unable to recover any expenses incurred before a definitive agreement is executed, which would in turn have an adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to maintain and scale the network infrastructure necessary to operate our websites and platform, and any significant disruption in service on our websites or platform could result in a loss of CPGs, retailers and consumers.

We deliver digital coupons through our websites, those of our CPGs and retailers as well as our publisher websites. Our reputation and ability to acquire, retain and serve CPGs and retailers, as well as consumers who use digital coupons on our platform are dependent upon the reliable performance of our platform. As the number of our CPG customers, retailers and consumers and the number of digital promotions and information shared through our platform continue to grow, we will need an increasing amount of network capacity and computing power. Our technology infrastructure is hosted across two data centers in co-location facilities in California and Nevada. In addition, we use two other co-location facilities in California and Virginia to host our in-development new point of sale solution. We have spent and expect to continue to spend substantial amounts on data centers and equipment and related network infrastructure to handle the traffic on our platform. The operation of these systems is expensive and complex and could result in operational failures. In the event that the number of transactions or the amount of traffic on our platform grows more quickly than anticipated, we may be required to incur significant additional costs. Interruptions in these systems or service disruptions, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our websites and platform, and prevent CPGs, retailers or consumers from accessing our platform. For example, as we scaled our technology infrastructure to support our growth, our technology for securely identifying unique users and devices inadvertently prevented our personalization algorithms from optimally displaying our digital coupons to consumers. A substantial portion of our network infrastructure is hosted by third-party providers. Any disruption in these services or any failure of these providers to handle existing or increased traffic could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. If we do not maintain or expand our network infrastructure successfully or if we experience operational failures, we could lose current and potential CPGs and retailers and consumers, which could harm our operating results and financial condition.

If we are not successful in responding to changes in consumer behavior and do not develop products and solutions that are widely accepted and generate revenues, our results of operations and business could be adversely affected.

The methods by which consumers access digital coupons are varied and evolving. Our platform has been designed to engage consumers at the critical moments when they are choosing the products they will buy and where they will shop. Consumers can select our digital coupons both online through web and mobile and in-store. In order for us to maintain and increase our revenues, we must be a leading provider of digital coupons in each of the forms by which consumers access them. As consumer behavior in accessing digital coupons changes and new distribution channels emerge, if we do not successfully respond and do not develop products or solutions that are widely accepted and generate revenues we may be unable to retain consumers or attract new consumers and as a result, CPGs and retailers, and our business may suffer.

If our websites or those of our publishers fail to rank prominently in unpaid search results from search engines like Google, Yahoo! and Bing, traffic to our websites could decline and our business would be adversely affected.

Our success depends in part on our ability to attract consumers through unpaid Internet search results on search engines like Google, Yahoo! and Bing. The number of consumers we attract to our websites from search engines is due in large part to how and where our websites rank in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our websites may not be prominent enough to drive traffic to our websites, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. In addition, websites must comply with search engine guidelines and policies. These guidelines and policies are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results or could remove our content altogether from their index. Any reduction in the number of consumers directed to our websites could reduce the effectiveness of our digital promotions for CPGs and retailers and could adversely impact our business and results of operations.

Factors adversely affecting performance marketing programs and our relationships with performance marketing networks, or the termination of these relationships, may adversely affect our ability to attract and retain business and our coupon codes business.

A portion of our business is based upon consumers using coupon codes in connection with the purchase of goods or services. The commissions we earn for coupon codes accessed through our platform are tracked by performance marketing networks. Third-party performance marketing networks provide CPGs and retailers with affiliate tracking links for revenues attributable to publishers and the ability to distribute digital promotions to multiple publishers. When a consumer executes a purchase on a CPG’s, a retailer’s or a publisher’s website as a result of a performance marketing program, most performance marketing conversion tracking tools credit the most recent link or ad clicked by the consumer prior to that purchase. This practice is generally known as “last-click attribution.” We generate revenues through transactions for which we receive last-click attribution. Risks that may adversely affect our performance marketing programs and our relationships with performance marketing networks include the following, some of which are outside our control:

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we may not be able to adapt to changes in the way in which CPGs and retailers attribute credit to us in their performance marketing programs, whether it be “first-click attribution” or “multichannel attribution,” which applies weighted values to each of a retailer’s advertisements and tracks how each of those advertisements contributed to a purchase, or otherwise;

•	refund rates for products delivered by CPGs and retailers that may be greater than we estimate;

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performance marketing networks may not provide accurate and timely reporting on which we rely, we could fail to properly recognize and collect and report revenues and misstate financial reports, projections and budgets and misdirect our advertising, marketing and other operating efforts for a portion of our business;

•	we primarily rely on a small number of performance marketing networks in non-exclusive arrangements, the loss of which could adversely affect our coupon codes business;

•	industry changes relating to the use of performance marketing networks could adversely impact our commission revenues;

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to the extent performance marketing networks serve as intermediaries between us and CPGs and retailers, it may create challenges to building our own brand awareness and affinity with CPGs and retailers, and the termination of our relationship with the performance marketing networks would terminate our ability to receive payments from CPGs and retailers we service through that network; and

•	performance marketing networks may compete with us.

If we fail to continue to obtain high quality coupons and sufficient numbers of CPG-authorized activations available through our platform, our revenue growth or our revenues may be harmed.

We generate revenues as consumers select, or activate, a digital coupon through our platform. Our business model depends upon the quality of digital coupons and the specified number of CPG-authorized activations available, which we do not control. CPGs and retailers have a variety of channels through which to promote their products and services. If CPGs and retailers elect to distribute their digital coupons through other channels or not to promote digital coupons at all, or if our competitors are willing to accept lower prices than we are, our ability to obtain high quality digital coupons and sufficient numbers of CPG-authorized activations available on our platform may be impeded and our business, financial condition and operating results will be adversely affected. If we cannot maintain sufficient digital coupons inventory to offer through our platform, consumers may perceive our service as less relevant, consumer traffic to our websites and those of our publishers will decline and, as a result, CPGs and retailers may decrease their use of our platform to deliver digital coupons and our revenue growth or revenues may be harmed.

Our business relies in part on email and other messaging, including SMS text messages, and any technical, legal or other restrictions on the sending of emails or messages or an inability to timely deliver such communications could harm our business.

Our business is in part dependent upon email and other messaging. We provide emails and mobile alerts and other messages to consumers informing them of the digital coupons on our websites, and we believe these communications help generate a significant portion of our revenues. Because of the importance of email and other messaging services to our business, if we are unable to successfully deliver emails or other messages to consumers, if there are legal restrictions on delivering these messages to consumers, or if consumers do not open our emails or messages, our revenues and profitability would be adversely affected. Changes in how webmail applications organize and prioritize email may result in our emails being delivered in a less prominent location in a consumer’s inbox or viewed as “spam” by consumers and may reduce the likelihood of that consumer opening our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also harm our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also adversely impact our business. We also rely on social networking messaging services to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could harm our business.

We rely on a third-party service for the delivery of daily emails, and delay or errors in the delivery of such emails or other messaging we send may occur and be beyond our control, which could result in damage to our reputation or harm our business, financial condition and operating results. If we were unable to use our current email service or other messaging services, alternate services are available; however, we believe our sales could be impacted for some period as we transition to a new provider. Any disruption or restriction on the distribution of our emails or other messages, termination or disruption of our relationship with our messaging service providers, including our third-party service that delivers our daily emails, or any increase in our costs associated with our email and other messaging activities could harm our business.

If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of consumers to access our content, CPGs, retailers and consumers may curtail or stop use of our platform.

We deliver digital coupons via our platform and we collect and maintain data about consumers, including personally identifiable information, as well as other confidential or proprietary information. Like all online services, our platform is vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security that result in performance or availability problems, the complete shutdown of one or more of our websites or the loss or unauthorized disclosure of confidential information, CPGs and retailers as well as consumers may lose trust and confidence in us and decrease their use of our platform or stop using our platform entirely. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. In addition, consumer information including email addresses and data on consumer usage of our websites could be hacked, hijacked, altered or otherwise claimed or controlled by unauthorized persons. Any or all of these issues could negatively impact our reputation and our ability to attract and retain CPGs and retailers as well as consumers or could reduce the frequency with which our platform is used, cause existing or potential CPG or retailer customers to cancel their contracts or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our results of operations.

Failure to deal effectively with fraudulent transactions could harm our business.

Digital coupons are issued in the form of redeemable coupons or coupon codes with unique identifiers. It is possible that third parties will seek to create counterfeit digital coupons or coupon codes in order to fraudulently claim discounts or credits for redemption. While we use advanced anti-fraud technologies, it is possible that individuals will attempt to circumvent our anti-fraud systems using increasingly sophisticated methods. In addition, our service could be subject to employee fraud or other internal security breaches, and we may be required to reimburse CPGs and retailers for any funds stolen or revenues lost as a result of such breaches. Our CPGs and retailers could also request reimbursement, or stop using digital coupons, if they are affected by buyer fraud or other types of fraud. We may incur significant losses from fraud and counterfeit digital coupons. If our anti-fraud measures do not succeed, our business will suffer.

Our business is subject to complex and evolving laws, regulations and industry standards, and unfavorable interpretations of, or changes in, or failure by us to comply with these laws, regulations and industry standards could substantially harm our business and results of operations.

We are subject to a variety of laws, regulations and industry standards that involve matters related to our business, including the Internet, privacy, anti-spam, data protection, intellectual property,

e-commerce, competition and price discrimination, consumer protection, and taxation and state, local and municipal laws related to the use of promotions. Many of these laws and regulations are still evolving and being tested in courts and industry standards are still developing. Our business, including our ability to operate and expand, could be adversely affected if legislation, regulations or industry standards are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices or the design of our platform. Existing and future laws, regulations and industry standards could restrict our operations, and our ability to retain or increase our CPGs and retailers and consumers’ use of digital promotions delivered on our platform may be adversely affected and we may not be able to maintain or grow our revenues as anticipated.

Failure to comply with federal, state and international privacy and marketing laws, regulations and industry standards, or the expansion of current or the enactment of new privacy and marketing laws, regulations or the adoption of new industry standards, could adversely affect our business.

We are subject to a variety of federal, state and international laws, regulations and industry standards regarding privacy and marketing, which address the collection, storing, sharing, using, processing, disclosure and protection of personal information as well as the tracking of consumer behavior and other consumer data. Many of these laws, regulations and industry standards are changing and may be subject to differing interpretations, costly to comply with or inconsistent among countries and jurisdictions. For example, the Federal Trade Commission, or the FTC, expects companies like ours to comply with guidelines issued under the Federal Trade Commission Act that govern the collection, use and storage of consumer information, and establish principles relating to notice, consent, access and data integrity and security. Our practices are designed to comply with these guidelines as described in our published privacy policy. For example, we disclose that we collect process, store, share, disclose and use information about consumers using our websites and our mobile and other applications which may include, depending upon the information that the consumer voluntarily provides to us and their interaction with our platform, name, mailing address, phone number, email address and any other information that the consumer provides to us. While we do not sell or share personally identifiable information to or with third parties, we use this consumer information in the aggregate, and may share this information with third parties for research and internal purposes, advertising and marketing and to improve our business, among other purposes. We believe our policies and practices comply with FTC privacy guidelines and other applicable laws and regulations. However, if our belief proves incorrect, or if these guidelines, laws or regulations or their interpretation change or new legislation or regulations are enacted, we may be compelled to provide additional disclosures to our consumers, obtain additional consents from our consumers before collecting or using their information or implement new safeguards to help our consumers manage our use of their information, among other changes.

We have posted privacy policies and practices concerning the collection, use and disclosure of consumer data on our websites and platform. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Various industry standards on privacy have been developed and are expected to continue to develop, which may be adopted by industry participants at any time. We comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with applicable laws, policies, and legal obligations and certain applicable industry standards of conduct relating to privacy and data protection. However, it is possible that these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, FTC requirements or orders or other federal, state or, as we continue to expand internationally, international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could result in a loss of consumers using our digital coupons or loss of CPGs and retailers and adversely affect our business. Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web “cookies” for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business. Additionally, if third parties we work with violate applicable laws, our policies or other policy-related obligations, such violations may also put our consumers’ information at risk and could in turn have an adverse effect on our business. In addition, certain laws impose restrictions on communications with persons by email, sms text messages and other means of delivery. We strive to comply with applicable laws; however, it is possible that these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another.

In addition, various federal, state and, as we continue to expand internationally, foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. Public scrutiny of Internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from delivering digital coupons on our platform consistent with our current business practices and may require changes to these practices or the design of our platform, thereby harming our business.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements with our employees and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which we offer digital promotions. We also may not be able to acquire or maintain appropriate domain names or trademarks in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring and using domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights. We may be unable to prevent third parties from using and registering our trademarks, or trademarks that are similar to, or diminish the value of, our trademark in some countries.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. For example, from time to time we have identified and shut down websites that have attempted to misappropriate our brand and proprietary rights and sell fraudulent digital coupons. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We are currently subject to litigation and disputes related to our intellectual property and service offerings. We may in the future be subject to additional litigation and disputes. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that favorable outcomes will be obtained.

In the past, we have been subject to third-party claims of infringement and we expect to be subject to infringement claims in the future. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

We regard the protection of our trade secrets, copyrights, trademarks and domain names as critical to our success. In particular, we must maintain, protect and enhance the Coupons.com brand. We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain jurisdictions abroad. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technologies by others.

Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. We are seeking to protect our trademarks and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our Coupons.com brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, or if we receive unfavorable media coverage, our ability to retain and expand our number of CPGs, retailers and consumers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands are critical to expanding our base of CPGs, retailers and consumers. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Coupons.com brand, or if we incur excessive expenses in this effort, our business would be harmed. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend on our ability to continue to provide sufficient quantities of reliable, trustworthy and high quality digital coupons, which we may not do successfully.

Unfavorable publicity or consumer perception of our websites, platform, practices or service offerings, or the offerings of our CPGs and retailers, could adversely affect our reputation, resulting in difficulties in recruiting, decreased revenues and a negative impact on the number of CPGs and retailers we feature and our user base, the loyalty of our consumers and the number and variety of digital coupons we offer. As a result, our business could be harmed.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered domain names for our websites that we use in our business, such as Coupons.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our products under new domain names, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain names in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention and harm our business.

Some of our solutions contain open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software in our solutions and will use open source software in the future. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software and/or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business and operating results.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with CPGs, retailers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments could harm our business.

Acquisitions, joint ventures and strategic investments could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate and consider a wide array of potential strategic transactions, including acquisitions and dispositions of businesses, joint ventures, technologies, services, products and other assets and strategic investments. At any given time, we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. We have limited experience managing acquisitions and integrating acquired businesses. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

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the need to integrate the acquired company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	retention of key employees from the acquired company and cultural challenges associated with integrating employees from the acquired company into our organization;

•	the need to implement or improve controls, procedures and policies appropriate for a public company at companies that prior to acquisition had lacked such controls, procedures and policies;

•	in some cases, the need to transition operations and customers onto our existing platforms;

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liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities;

•	write-offs or charges; and

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litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties and intellectual property infringement claims.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of any or all of our acquisitions or joint ventures, or we may not realize them in the time frame expected or cause us to incur unanticipated liabilities, and harm our business. Future acquisitions or joint ventures may require us to issue dilutive additional equity securities, spend a substantial portion of our available cash, incur debt or contingent liabilities, amortize expenses related to intangible assets or incur incremental operating expenses or write-offs of goodwill, which could adversely affect our results of operations and harm our business.

Our business is subject to interruptions, delays or failures resulting from earthquakes, other natural catastrophic events or terrorism.

Our headquarters is located in Mountain View, California. Our current technology infrastructure is hosted across two data centers in co-location facilities in California and Nevada. In addition, we use two other co-location facilities in California and Virginia to host our in-development new point of sale solution. Our services, operations and the data centers from which we provide our services are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. A significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, financial condition and results of operations and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism could cause disruptions to the Internet, our business or the economy as a whole. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting areas where data centers upon which we rely are located, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Such disruptions could negatively impact our ability to run our websites, which could harm our business.

If we fail to expand effectively in international markets, our revenues and our business may be harmed.

We currently generate almost all of our revenues from the United States. We also operate to a limited extent in the United Kingdom and continental Europe. The CPGs and retailers on our platform have global operations and we plan to grow our operations and offerings through expansion in existing international markets and by partnering with our CPGs and retailers to enter new geographies that are important to them. Further expansion into international markets will require management attention and resources and we have limited experience entering new geographic markets. Entering new foreign markets will require us to localize our services to conform to a wide variety of local cultures, business practices, laws and policies. The different commercial and Internet infrastructure in other countries may make it more difficult for us to replicate our business model. In some countries, we will compete with local companies that understand the local market better than we do, and we may not benefit from first-to-market advantages. We may not be successful in expanding into particular international markets or in generating revenues from foreign operations. As we expand internationally, we will be subject to risks of doing business internationally, including the following:

•	competition with strong local competitors and preference for local providers, or foreign companies entering the same markets;

•	the cost and resources required to localize our platform;

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burdens of complying with a wide variety of different laws and regulations, including intellectual property laws and regulation of digital coupon terms, Internet services, privacy and data protection, anti-competition regulations and different liability standards, which may limit or prevent us from offering of our solutions in some jurisdictions or limit our ability to enforce contractual obligations;

•	differences in how trade promotion spending is allocated;

•	differences in the way digital coupons and advertising are delivered and how consumers access and use digital coupons;

•	technology compatibility;

•	difficulties in recruiting and retaining qualified employees and managing foreign operations;

•	different employee/employer relationships and the existence of workers’ councils and labor unions;

•	shorter payment cycles, different accounting practices and greater problems in collecting accounts receivable;

•	higher product return rates;

•	seasonal reductions in business activity;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash; and

•	political and economic instability.

Changes in the U.S. taxation of international activities may increase our worldwide effective tax rate and harm our financial condition and results of operations. The taxing authorities of the jurisdictions in which we plan to operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations. Significant judgment will be required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there will be many transactions and calculations for which the ultimate tax determination is uncertain. As we expand our business to operate in numerous taxing jurisdictions, the application of tax laws may be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In particular, there is uncertainty in relation to the U.S. tax legislation in terms of the future corporate tax rate but also in terms of the U.S. tax consequences of income derived from intellectual property earned overseas in low tax jurisdictions.

Our planned corporate structure and intercompany arrangements will be implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits which we intend to eventually derive could be undermined if we are unable to adapt the manner in which we operate our business and due to changing tax laws.

Our failure to manage these risks and challenges successfully could materially and adversely affect our business, financial condition and results of operations.

We are exposed to fluctuations in currency exchange rates and interest rates.

To date, we have generated almost all of our revenues from within the United States. As a result, we currently do not have significant revenues or expenses in our international operations and we do not hedge our foreign currency exchange risk. However, we plan to grow our operations and offerings through expansion in existing international markets and by partnering with our existing CPGs and retailers to enter new geographies that are important to them. As we expand our business outside the United States we will face exposure to adverse movements in currency exchange rates. Our foreign operations will be exposed to foreign exchange rate fluctuations as the financial results are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenues, operating expenses and net income. Similarly, if the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transaction will result in decreased revenues, operating expenses and net income. As exchange rates vary, sales and other operating results, when translated, may differ materially from expectations. Our risks related to currency fluctuations will increase as our international operations become an increasing portion of our business. In addition, we face exposure to fluctuations in interest rates which may impact our investment income unfavorably.

The loss of one or more key members of our management team, or our failure to attract, integrate and retain other highly qualified personnel in the future, could harm our business.

We currently depend on the continued services and performance of the key members of our management team, including Steven R. Boal, our Chief Executive Officer. Mr. Boal is one of our founders and his leadership has played an integral role in our growth. Key institutional knowledge remains with a small group of long-term employees and directors whom we may not be able to retain. The loss of key personnel, including key members of management as well as our marketing, sales, product development and technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. Moreover, some of our management, including our chief financial officer, are new to our team.

As we become a more mature company, we may find our recruiting and retention efforts more challenging. We are seeking to continue to hire a significant number of personnel, including certain key management personnel. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely impact our business operations.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our stockholders, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and similar state law provisions, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. If our existing NOLs are subject to limitations arising from ownership changes, possibly including, but not limited to, this initial public offering, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, also could result in an ownership change under Section 382 of the Code. There is also a risk that our NOLs could expire, or otherwise be unavailable to offset future income tax liabilities due to changes in the law, including regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we attain profitability.

Risks Related to this Offering and Ownership of our Common Stock

There has been no prior market for our common stock. An active market may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the representative of the underwriters and us and may vary from the market price of our common stock at the completion of this offering. The price of our stock may change in response to variations in our operating results and also may change in response to other factors, including factors specific to technology companies, many of which are beyond our control. As a result, our stock price may experience significant volatility. Among other factors that could affect our stock price are:

•	the financial projections that we or analysts may choose to provide to the public, any changes in these projections or our failure for any reason to meet these projections;

•	the development and sustainability of an active trading market for our common stock;

•	success of competitive products or services;

•	the public’s response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission, or SEC;

•	announcements relating to litigation;

•	speculation about our business in the press or the investment community;

•	future sales of our common stock by our significant stockholders, officers and directors;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	regulatory developments in the United States or foreign countries;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

In particular, we cannot assure you that you will be able to resell your shares of our common stock at or above the initial public offering price.

Substantial future sales of shares by our stockholders could negatively affect our stock price after this offering.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of shares of our common stock outstanding as of December 31, 2013, upon completion of this offering, we will have 72,669,807 shares of common stock outstanding, assuming no exercise of our outstanding options or vesting of our outstanding restricted stock units.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Substantially all of the remaining 62,669,807 shares of common stock outstanding after this offering, based on shares outstanding as of December 31, 2013, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus. Goldman, Sachs & Co. may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

Our equity incentive plans allow us to issue, among other things, stock options, restricted stock and restricted stock units. We intend to file a registration statement under the Securities Act as soon as practicable after the completion of this offering to cover the issuance of shares upon the exercise or vesting of awards granted under those plans. As a result, any shares issued or granted under the plans after the completion of this offering also will be freely tradable in the public market, subject to lock-up agreements as applicable. If equity securities are issued under the plans and it is perceived that they will be sold in the public market, then the price of our common stock could decline substantially.

Holders of 40,912,253 shares of our common stock issuable upon conversion of preferred stock have rights, subject to some conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for us or other stockholders. Once we have registered the resale of these shares, they can be sold in the public market. If these additional shares are sold, or it is perceived that they will be sold, the trading price of our common stock could decline.

The concentration of our common stock ownership with our executive officers, directors and affiliates will limit your ability to influence corporate matters.

We anticipate that our executive officers, directors and owners of 5% or more of our outstanding common stock will together own approximately 61.7% of our outstanding common stock after this offering, based on the number of shares outstanding as of December 31, 2013. These stockholders will therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. This ownership could affect the value of your shares of common stock.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange, or the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it concludes that our internal control is not effective.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the price of our common stock.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; the date we are deemed a “large accelerated filer” as defined in the Exchange Act; and the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. If we take advantage of any of these reduced reporting burdens in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will have broad discretion in using our net proceeds from this offering, and the benefits from our use of the proceeds may not meet investors’ expectations.

Our management will have broad discretion over the allocation of our net proceeds from this offering as well as over the timing of their use without stockholder approval. We have not yet determined how the net proceeds of this offering will be used, other than for working capital and other general corporate purposes. We also may use a portion of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the settlement of our outstanding RSUs. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of our net proceeds from this offering. Our failure to apply these proceeds effectively could cause our business to suffer.

If securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that securities analysts and other third parties choose to publish about us. We do not control these analysts or other third parties. The price of our common stock could decline if one or more securities analysts downgrade our common stock or if one or more securities analysts or other third parties publish inaccurate or unfavorable research about us or cease publishing reports about us.

Because our existing investors paid substantially less than the initial public offering price when they purchased their shares, new investors will incur immediate and substantial dilution in their investment.

Investors purchasing shares of common stock in this offering will incur immediate and substantial dilution in net tangible book value per share because the price that new investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due in large part to the fact that our existing investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, upon the completion of this offering, there will be options to purchase 12,635,707 shares of our common stock outstanding and 4,521,191 restricted stock units, based on the number of such awards outstanding on December 31, 2013. To the extent shares of common stock are issued with respect to such awards in the future, there will be further dilution to new investors.

We do not intend to pay dividends for the foreseeable future.

We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business and do not anticipate paying cash dividends on our common stock. The terms of our credit and security agreement also restrict our ability to pay dividends. As a result, you can expect to receive a return on your investment in our common stock only if the market price of the stock increases.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and by-laws, as amended and restated prior to the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to defend against a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

•	prevent stockholders from calling special meetings; and

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see the section titled “Description of Capital Stock.”

We may expend substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering, and the manner in which we fund that expenditure may have an adverse effect on our financial condition.

We may expend substantial funds to satisfy tax withholding and remittance obligations when we settle a portion of our RSUs granted prior to the date of this prospectus. Our RSUs vest upon the satisfaction of both a service condition and a liquidity-event condition. The service condition for the majority of the RSUs is satisfied over a period of four years. The liquidity-event condition will be satisfied on the earlier of (i) six months after the effective date of this initial public offering or (ii) March 15, 2015; and (iii) the time immediately prior to the consummation of a change in control. On the settlement dates for the RSUs, we may withhold shares and remit income taxes on behalf of the holders of the RSUs at the applicable minimum statutory rates, which we refer to as a net settlement. We expect the applicable minimum statutory rates to be approximately 40% on average, and the income taxes due would be based on the then-current value of the underlying shares of our common stock. Based on the number of RSUs outstanding as of December 31, 2013 for which the service condition had been satisfied on that date, and assuming (i) the liquidity-event condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $13.00, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $4.0 million in the aggregate. The amount of this obligation could be higher or lower, depending on the price of our common stock on the initial settlement date for the RSUs. To settle these RSUs on the initial settlement date, assuming a 40% tax withholding rate, if we choose to undertake a net settlement of all of these awards, we would expect to deliver an aggregate of approximately 457,000 shares of our common stock to RSU holders and withhold an aggregate of approximately 305,000 shares of our common stock. In connection with these net settlements, we would withhold and remit the tax liabilities on behalf of the RSU holders to the relevant tax authorities in cash.

If we choose to undertake a net settlement of our RSUs, then in order to fund the tax withholding and remittance obligations on behalf of our RSU holders, we would expect to use a substantial portion of our cash and cash equivalent balances, or, alternatively, we may choose to borrow funds or a combination of cash and borrowed funds to satisfy these obligations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available to our management at the date of this prospectus and our management’s good faith belief as of such date with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our financial performance, including our revenues, margins, costs, expenditures, growth rates and operating expenses, and our ability to generate positive cash flow and become profitable;

•	the amount and timing of digital promotions by CPGs, which are affected by budget cycles, economic conditions and other factors;

•	our ability to adapt to changing market conditions;

•	our ability to retain and expand our business with existing CPGs and retailers;

•	our ability to maintain and expand the use by consumers of digital promotions on our platforms;

•	our ability to attract and retain third-party advertising agencies, performance marketing networks and other intermediaries;

•	our ability to effectively manage our growth;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to effectively grow and train our sales team;

•	our ability to obtain new CPGs and retailers and to do so efficiently;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to successfully enter new markets;

•	our ability to develop and launch new services and features;

•	our ability to attract and retain qualified employees and key personnel; and

•	other factors discussed in this prospectus under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “seek,” “might,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “approximately,” “project,” “should,” “will,” “would” or the negative or plural of these words or similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base on many assumptions. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Except as required by law, we assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions based on new information, future events or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including independent industry publications by Accenture plc, or Accenture, Colloquy, eMarketer Inc., or eMarketer, Experian Marketing Services, or Experian, GfK SE, or Gfk, International Data Corporation, or IDC, International Telecommunication Union, or ITU, NCH Marketing Services, Inc., or NCH, The Nielsen Company (US), LLC and NetRatings, LLC, or Nielsen, and Promotion Optimization Institute, or POI. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the information from these industry publications that is included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of the prospectus is contained in independent industry publications. The source of, and selected additional information contained in, these independent industry publications are provided below:

•	Accenture and POI, Charting Your Course to Trade Promotion Optimization Amid Economic Storm, Opportunity, May 6, 2011;

•	Colloquy, The 2013 Colloquy Loyalty Census, June 2013;

•	eMarketer, Mobile Spurs Digital Coupon User Growth, January 31, 2013;

•	eMarketer, US Retail Ecommerce 2013 Forecast and Comparative Estimates, April 2013;

•	Experian, Simmons National Consumer Study;

•	GfK, Digital Coupon Redeemer: Shopper Trends, January 5, 2013;

•	IDC, Worldwide New Media Market Model IH2013 Worldwide and US Data, July 2013;

•	ITU, ITU World Telecommunication/ICT Indicators Database, 2013, June 7, 2013;

•	NCH, CPG Coupons: U.S. Market Analysis, 2013;

•	NCH, Annual Topline U.S. CPG Coupon Facts Report for Year-End 2013, February 2014; and

•	Nielsen, Netview Top Sites List, December 2013.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 10,000,000 shares of our common stock that we are selling in this offering will be approximately $116.6 million, assuming an initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of approximately $18.1 million.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us by $9.3 million, after deducting the underwriting discount and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) the net proceeds by approximately $12.1 million, assuming that the initial public offering price remains the same, and after deducting the underwriting discount.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments at this time. We also may use a portion of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the settlement of our outstanding RSUs. Based on the number of RSUs outstanding as of December 31, 2013 for which the service condition had been satisfied on that date, and assuming (i) the liquidity-event condition had been satisfied on that date, (ii) we choose to undertake a net settlement of all of our RSUs and (iii) that the price of our common stock at the time of settlement was equal to $13.00, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $4.0 million in the aggregate. The amount of this obligation could be higher or lower, depending on the price of our common stock on the initial settlement date for the RSUs.

Our expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts and purposes for which we allocate the net proceeds from this offering may vary significantly depending upon a number of factors, including the actual cost of capital expenditures, our future sales, our cash flows from operations and the growth of our business. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. The terms of our credit and security agreement also restrict our ability to pay dividends. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our debt obligations and our capitalization as of December 31, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 41,580,507 shares of common stock immediately prior to the completion of this offering and stock-based compensation expense of $11.5 million associated with restricted stock units which we will record upon completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and our sale and issuance of 10,000,000 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting the underwriting discount and estimated offering expenses payable by us.

You should read the information in this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our financial statements and related notes included elsewhere in this prospectus.

	December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except per share data)
Cash and cash equivalents	$38,972	$38,972	$155,572

Debt obligations	$23,077	$23,077	$23,077
Redeemable convertible preferred stock, $0.00001 par value – 50,437,000 shares authorized and 41,529,721 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	270,262	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value – no shares authorized, issued and outstanding, actual and pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.00001 par value – 96,000,000 shares authorized and 21,089,300 shares issued and outstanding, actual; 96,000,000 shares authorized and 62,669,807 shares issued and outstanding, pro forma; 250,000,000 authorized and 72,669,807 shares issued and outstanding, pro forma as adjusted	—	1	1
Additional paid-in capital	28,403	310,115	426,715
Treasury stock, at cost	(61,935)	(61,935)	(61,935)
Accumulated other comprehensive income (loss)	37	37	37
Accumulated deficit	(168,751)	(180,202)	(180,202)

Total stockholders’ equity (deficit)	(202,246)	68,016	184,616

Total capitalization	$91,093	$91,093	$207,693

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $9.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase

(decrease) each of the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $12.1 million, assuming that the initial public offering price remains the same and after deducting the underwriting discount. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and terms of this offering determined at pricing.

The pro forma column and the pro forma as adjusted column of the table above do not include:

•	12,635,707 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted average exercise price of $5.87 per share;

•	4,521,191 shares of common stock issuable upon the vesting of restricted stock units outstanding as of December 31, 2013;

•	400,000 shares of common stock reserved for issuance upon the exercise of a warrant outstanding as of December 31, 2013, at an exercise price of $4.03 per share;

•	2,035,282 shares of common stock reserved for issuance under our stock option plans as of December 31, 2013;

•	4,000,000 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective upon the completion of this offering;

•	1,200,000 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective upon the completion of this offering; and

•	1,000,040 shares of our common stock issued in connection with our acquisition of Yub, Inc., a privately-held company, in January 2014.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of December 31, 2013 was $56.3 million, or $2.67 per share. Our pro forma net tangible book value as of December 31, 2013 was $56.3 million, or $0.90 per share, based on the total number of shares of our common stock outstanding as of December 31, 2013, after giving effect to the conversion of all outstanding shares of our preferred stock as of December 31, 2013 into an aggregate of 41,580,507 shares of our common stock, which will occur immediately prior to the completion of this offering.

After giving effect to (i) the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and (ii) the issuance of 762,094 shares of our common stock issuable with respect to RSUs for which the service vesting condition had been satisfied as of December 31, 2013 as if such shares had been issued as of that date, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $172.9 million, or $2.35 per share. This represents an immediate increase in pro forma net tangible book value of $1.45 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $10.65 per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value per share as of December 31, 2013, before giving effect to this offering	$0.90
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	1.45

Pro forma as adjusted net tangible book value per share after giving effect to this offering		2.35

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$10.65

Our pro forma as adjusted net tangible book value will be $191.1 million, or $2.55 per share, and the dilution per share of common stock to new investors will be $10.45, if the underwriters’ option to purchase additional shares is exercised in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $9.3 million, or $0.13 per share, and the pro forma dilution per share to investors in this offering by $0.87 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by $0.13 per share and increase (decrease) the dilution to new investors by $0.13 per share, assuming that the initial public offering price remains the same and after deducting the underwriting discount. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table presents, as of December 31, 2013, after giving effect to the conversion of all outstanding shares of our preferred stock into our common stock immediately prior to the completion of this offering, the differences between existing stockholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and preferred stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	62,669,807	86.24%	$288,210,000	68.92%	$4.60
New investors	10,000,000	13.76	130,000,000	31.08	13.00

Total	72,669,807	100.0%	$418,210,000	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $10.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, before deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders after this offering would be 62,669,807, or 84.50%, and the number of shares held by new investors would increase to 11,500,000, or 15.50%, of the total number of shares of our common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables are based on 62,669,807 shares of common stock outstanding as of December 31, 2013, and exclude:

•	12,635,707 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, at a weighted average exercise price of $5.87 per share;

•	4,521,191 shares of common stock issuable upon the vesting of RSUs outstanding as of December 31, 2013;

•	400,000 shares of common stock reserved for issuance upon the exercise of a warrant outstanding as of December 31, 2013, at an exercise price of $4.03 per share;

•	2,035,282 shares of common stock reserved for issuance under our stock option plans as of December 31, 2013;

•	4,000,000 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective upon the completion of this offering;

•	1,200,000 shares of our common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective upon the completion of this offering; and

•	1,000,040 shares of our common stock issued in connection with our acquisition of Yub, Inc., a privately-held company, in January 2014.

The shares reserved for future issuance under our 2013 Equity Incentive Plan and our 2013 Employee Stock Purchase Plan will be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2009 and 2010, the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$40,606	$61,406	$91,325	$112,127	$167,892
Cost of revenues	12,987	18,440	27,841	41,745	52,080

Gross profit	27,619	42,966	63,484	70,382	115,812
Operating expenses:
Sales and marketing	20,987	30,044	44,834	63,526	61,793
Research and development	7,655	10,019	21,824	40,236	40,102
General and administrative	8,647	10,723	18,996	25,999	24,232

Total operating expenses	37,289	50,786	85,654	129,761	126,127

Loss from operations	(9,670)	(7,820)	(22,170)	(59,379)	(10,315)
Interest expense	(48)	(157)	(698)	(212)	(953)
Other income (expense), net	256	(3,899)	(220)	92	19

Loss before provision for (benefit from) income taxes	(9,462)	(11,876)	(23,088)	(59,499)	(11,249)
Provision for (benefit from) income taxes	12	17	(118)	(265)	—

Net loss	$(9,474)	$(11,893)	$(22,970)	$(59,234)	$(11,249)

Deemed dividend to investors in relation to tender offer	—	—	6,933	—	—

Net loss attributable to common stockholders	$(9,474)	$(11,893)	$(29,903)	$(59,234)	$(11,249)

Basic and diluted net loss per share attributable to common stockholders(1)	$(1.22)	$(1.02)	$(2.14)	$(3.72)	$(0.57)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders(1)	7,768	11,699	13,944	15,927	19,626

Basic and diluted pro forma net loss per share attributable to common stockholders(1)					$(0.18)

Other Data:
Adjusted EBITDA(2)	$(8,044)	$(4,624)	$(14,174)	$(47,255)	$1,725
Transactions(3)	345,056	493,137	710,043	916,724	1,311,973

(1)

See Note 13 to our notes to consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share.

(2)

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net loss adjusted for interest expense, other income (expense), net, provision for (benefit from) income taxes, depreciation and amortization, and stock-based compensation. Please see “—Non-GAAP Financial Measures—Adjusted EBITDA” below for more information as to the limitations of using non-GAAP measures and for the reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

(3)

A transaction is the distribution of a digital coupon through our platform that generates revenues. We present transactions as we believe that our ability to increase the number of transactions using our platform is an important indicator of our ability to grow our revenues.

The stock-based compensation expense included above was as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Cost of revenues	$22	$44	$295	$378	$300
Sales and marketing	73	203	849	1,880	1,492
Research and development	58	183	962	1,532	1,015
General and administrative	204	1,012	2,464	1,778	2,374

Total stock-based compensation	$357	$1,442	$4,570	$5,568	$5,181

	December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,267	$19,732	$100,462	$58,395	$38,972
Working capital	12,594	21,987	97,108	45,423	21,420
Property and equipment, net	2,957	4,357	12,370	27,282	29,942
Deferred revenues	4,000	3,678	4,870	7,406	6,751
Total liabilities	19,455	33,477	28,125	62,012	66,220
Debt obligations	—	16,019	—	14,743	23,077
Redeemable convertible preferred stock	79,726	79,726	270,262	270,262	270,262
Total stockholders’ deficit	(60,138)	(68,872)	(149,639)	(200,382)	(202,246)

Non-GAAP Financial Measures

Adjusted EBITDA.    To provide investors with additional information regarding our financial results, we have presented Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to develop short and long-term operational plans, and to determine bonus payouts. In particular, we believe that the exclusion of the expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

The following table presents a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure, for each of the periods presented.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Net loss	$(9,474)	$(11,893)	$(22,970)	$(59,234)	$(11,249)
Adjustments:
Interest expense	48	157	698	212	953
Other income (expense), net	(256)	3,899	220	(92)	(19)
Provision for (benefit from) income taxes	12	17	(118)	(265)	—
Depreciation and amortization	1,269	1,754	3,426	6,556	6,859
Stock-based compensation	357	1,442	4,570	5,568	5,181

Total adjustments	1,430	7,269	8,796	11,979	12,974

Adjusted EBITDA	$(8,044)	$(4,624)	$(14,174)	$(47,255)	$1,725

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) the potentially dilutive impact of equity-based compensation; or (iii) tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net income or loss, and our other GAAP financial results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We operate a leading digital promotion platform that connects great brands and retailers with consumers. Over 2,000 brands from more than 700 CPGs and many of the leading grocery, drug and mass merchandise retailers use our promotion platform to engage consumers. Retailers on our platform operate approximately 58,000 store locations in North America. We deliver digital coupons to consumers, including coupons and coupon codes, and display advertising through our platform which includes our web, mobile and social channels, as well as those of our CPGs, retailers, and our extensive network of approximately 30,000 third-party websites, or publishers, that display our coupon and advertising offerings on their websites. During 2013, we generated revenue from over 1.3 billion transactions pursuant to which consumers selected a coupon or redeemed a coupon code offered through our platform, an increase of 43% over the same period in 2012.

Our platform distributes digital promotions at scale across multiple channels enabling CPGs and retailers to deliver promotions and media advertisements to consumers at the point when they are most engaged and likely to make a purchasing decision. Our platform is comprised of promotional channels, including our Digital FSI Network, which is our network of owned and third-party websites that display our coupons and advertising offerings, retail point of sale solutions, mobile solutions, publishing tools, which enhance the effectiveness of the promotions we offer, and media advertising. Our secure technology gives CPGs control over the number of coupons distributed and the number of CPG-authorized activations per coupon, which enhances the security of digital coupons.

We generate revenues primarily from digital promotion transactions. Each time a consumer selects a digital coupon on our platform by either printing it for physical redemption at a retailer or saving it to a retailer online account for automatic digital redemption, we are paid a fee that is not dependent on the digital coupon being redeemed. For coupon codes, we are paid a fee when a consumer makes a purchase using a coupon code from our platform. If we deliver a digital coupon or coupon code on a retailer’s website or through its loyalty reward program, or the website of a publisher, we generally pay a distribution fee to the retailer or publisher which is included in our cost of revenues. We also generate advertising revenues through the placement of online advertisements from CPGs and retailers which are displayed with our coupon offerings on our websites and those of our publishers. We are paid a fee for the display of advertisements on a per impression or a per click basis. Advertising placements are generally sold as part of insertion orders for coupons as an integrated sale and not as a separate transaction.

Our CPG customers include many of the leading food, beverage, drug, personal and household product manufacturers. We primarily generate revenue from CPGs through coupons offered through our platform and to a lesser degree, through the display of advertising. Our retailers include leading grocery, drug and mass market merchandisers which distribute and accept coupons offered through our platform. Our retailers also include a broad range of specialty stores, including clothing, electronics, home improvement and many others which offer codes through our platform.

Our operating expenses may increase in the future as we continue to invest in research and development to enhance our platform and in sales and marketing to acquire new CPG and retailer customers and increase revenues from our existing customers.

For 2011, 2012 and 2013, our revenues were $91.3 million, $112.1 million and $167.9 million, respectively, representing a compound annual growth rate, or CAGR, of 36% from 2011 to 2013. Our net loss for 2011, 2012 and 2013 was $23.0 million, $59.2 million and $11.2 million, respectively. Our Adjusted EBITDA for 2011, 2012 and 2013 was $(14.2) million, $(47.3) million and $1.7 million, respectively.

Key Operating and Financial Performance Metrics

We monitor the key operating and financial performance metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Adjusted EBITDA	$(14,174)	$(47,255)	$1,725
Transactions	710,043	916,724	1,311,973

Adjusted EBITDA.    Adjusted EBITDA is a non-GAAP financial measure. We have presented Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to develop short and long-term operating plans and to determine bonus payouts. In particular, we believe that the exclusion of the expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Please see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Transactions.    A transaction is the distribution of a digital coupon through our platform that generates revenues. We present transactions as we believe that our ability to increase the number of transactions using our platform is an important indicator of our ability to grow our revenues.

Factors Affecting Our Performance

Obtain high quality coupons and increase the number of CPG-authorized activations.    Our growth in revenues will depend upon our ability to continue to obtain high quality coupons and increase the number of CPG-authorized activations available through our platform. If we are unable to obtain high quality coupons and increase the number of CPG-authorized activations, we will not be able to increase the number of transactions and the growth in our revenues or our revenues will be adversely affected.

Variability in promotional spend by CPGs.    Our revenues may fluctuate due to changes in promotional spending budgets of CPGs and retailers and the timing of their promotional spending. Decisions by major CPGs or retailers to delay or reduce their promotional spending or divert spending away from digital promotions could slow our revenue growth or reduce our revenues.

Increase in software amortization expense.    As of December 31, 2013, we have capitalized $23.1 million for the development of and enhancements to our platform, primarily related to our in-development next generation solution for integrated coupon delivery at the point of sale, or Real Time Point of Sale platform. We expect to amortize these costs over their estimated useful life when it is ready for its intended use.

Stock-based compensation expense.    We have granted RSUs to our employees. These RSUs vest upon the satisfaction of both a service condition and a liquidity-event condition. The service condition for a majority of these RSUs will be satisfied over four years. The liquidity-event condition will be satisfied upon the earlier to occur of the closing of a change of control transaction or the six month anniversary of the date of this prospectus. RSUs for which the service condition has been satisfied are not forfeited should an employee’s employment terminate prior to the liquidity-event condition being met.

As of December 31, 2013, we have not recognized any stock-based compensation expense for these RSUs because an initial public offering or change of control was not considered probable as of the financial reporting date. In the quarter in which our initial public offering is completed, we will recognize stock-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the RSUs. If the initial public offering had been completed on December 31, 2013, we would have recognized $11.5 million of stock-based compensation expense for all RSUs that met the service condition as of that date, and would have $7.9 million of additional expense to be recognized over a weighted-average period of 3.4 years.

As of December 31, 2013, there was an additional $11.1 million of unrecognized stock-based compensation expense related to stock options. This unrecognized stock-based compensation expense is expected to be recognized over a weighted-average period of approximately 3.2 years.

Components of Our Results of Operations

Revenues

We generate revenues by delivering digital coupons, including coupons and coupon codes, and digital advertising through our platform. CPGs and retailers choose one or more of our offerings and are charged a fee for each selected offering. Our customers generally submit insertion orders that outline the terms and conditions of a campaign, including the channels through which the campaign will be run, the offerings for each selected channel, the type of content to be delivered, the timeframe of the campaign, the number of authorized activations and the pricing of the campaign. Substantially all of our revenues are generated from sales in the United States.

Coupons.    We generate revenues, as consumers select, or activate, a coupon through our platform by either printing it for physical redemption at a retailer or saving it to a retailer online account for automatic digital redemption. In the case of the setup fees, we recognize revenues proportionally, on a per activation basis, using the number of authorized activations per insertion order, commencing on the date of the first coupon activation. For coupons, the pricing is generally determined on a per unit activation basis and revenue recognition is not dependent upon whether our coupons are redeemed. Setup fees charged to customers represent charges for the creation of digital coupons and related activation, tracking and security features. Upfront insertion orders generally include a limit on the number of activations, or times consumers may select a coupon.

Coupon Codes.    We generate revenues when a consumer makes a purchase using a coupon code from our platform and completion of the order is reported to us. In the same period that we recognize revenues for the delivery of coupon codes, we also estimate and record a reserve, based upon historical experience, to provide for end-user cancelations or product returns which may not be reported until a subsequent date.

Digital Advertising.    Our advertising services enable CPGs and retailers to display advertisements to promote their brands and products on our websites and through those third-party websites, or publishers, that display our coupon and advertising offerings on their websites. We charge a fee for these advertising campaigns, the pricing of which is based on the advertisement size and position. Related fees are billed monthly, based on a per impressions or a per click basis.

Cost of Revenues

Cost of revenues includes the costs resulting from distribution fees. If we deliver a digital coupon on a retailer’s website or through its loyalty reward program, or the website of a publisher, we generally pay a distribution fee to the retailer or publisher which is included in our cost of revenues. These costs are expensed as incurred. We do not pay a distribution fee for a coupon or code which is offered through the website of the CPG or retailer that is offering the coupon or code. From time to time, we have entered into arrangements pursuant to which we have agreed to the payment of minimum distribution or other service fees that are included in our cost of revenues. Such minimum commitments are less than the amounts we expect to actually pay, and as a result, we do not expect them to have a material impact on our results of operations. Distribution fees as a percent of total revenues increased from 11% in 2011 to 15% in 2013 as a higher proportion of our coupons and codes were distributed through our publishers. Cost of revenues also includes personnel costs, depreciation and amortization expense of equipment, software and acquired intangible assets incurred on revenue producing technologies, data center costs and third-party service fees. Personnel costs include salaries, bonuses, stock-based compensation and employee benefits. These costs are primarily attributable to individuals maintaining our data centers and members of our network operations group, which initiates, sets up and delivers digital promotion campaigns. Cost of revenues also includes third-party data center costs. We capitalize costs related to software that is developed or obtained for internal use. Costs incurred in connection with internal software development for revenue producing technologies are capitalized and will be amortized in cost of revenues over the internal use software’s useful life. The amortization of these costs will begin when the internally developed software is ready for its intended use. Once this milestone is achieved, we expect our cost of revenues to increase in absolute dollars in future periods as we begin to recognize the amortization of these previously capitalized costs and as we begin to incur additional related costs required to manage and operate our Real Time Point of Sale platform. We expect this milestone to be achieved in the first half of 2014 which may be prior to the recognition of material corresponding revenue.

Although our cost of revenues will increase in absolute dollars as our total revenue increases, we anticipate our cost of revenues other than distribution fees will generally increase at a rate lower than our rate of revenue growth.

Operating Expenses

We classify our operating expenses into three categories: sales and marketing, research and development and general and administrative. Our operating expenses consist primarily of personnel costs and, to a lesser extent, professional fees and rent. Personnel costs for each category of operating expenses generally include salaries, bonuses, stock-based compensation and employee benefits.

Sales and marketing.    Our sales and marketing expenses consist primarily of personnel costs (including commissions) and, to a lesser extent, costs associated with professional services, brand marketing, travel, trade shows and marketing materials. We expect sales and marketing expenses to increase in absolute dollars as we hire additional personnel and continue to expand our marketing related programs designed to increase our revenues.

Research and development.    Our research and development expenses consist primarily of personnel and related headcount costs and costs of professional services associated with the ongoing development of our technology. Personnel costs include salaries, bonuses, stock-based compensation expense and employee benefit costs. Currently, substantially all of our developers are located in our Mountain View, California headquarters.

We have entered into various long-term technology development and support agreements pursuant to which we utilize third-party software development and related services. We regularly evaluate the costs and benefits of utilizing third-party services versus internal resources and do not believe that our current commitments will result in any material change in the relationship between our costs and revenues. We anticipate that we will decrease our use of third-party services in the future. We believe that continued investment in technology is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase in absolute dollars in future periods.

General and administrative.    Our general and administrative expenses consist primarily of personnel costs associated with our executive, finance, legal, human resources, compliance and other administrative personnel, as well as accounting and legal professional services fees and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars in future periods as we continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

Interest expense

Interest expense is primarily related to our debt obligations.

Other Income (Expense), Net

Other income (expense), net, represents the net effect primarily from interest received on our cash and cash equivalents and charges related to our investment in CIPL Pty Limited and Castor IP, together, Couponstar. We acquired a 50% interest in Couponstar in 2006 which we accounted for under the equity method of accounting through the date of our acquisition of Couponstar in September 2011. Other income (expense), net is also impacted by foreign exchange gains and losses. We have limited foreign currency exposure related to our accounts receivable that are denominated currencies other than the U.S. dollar, principally the British Pound Sterling and the Euro. In 2011, other income (expense), net also includes expenses for the early retirement of debt.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes represents the tax benefit from deferred foreign tax assets offset by the current state tax expense. The deferred foreign tax benefit is related to the deferred tax liabilities that arose from intangible assets acquired as part of the Couponstar acquisition. The current state tax expense is related to certain gross receipt-based state tax payments required in specific jurisdictions. The difference between our benefit for income taxes computed at the federal statutory rate and the amounts represented on the consolidated statements of operations is primarily due to the valuation allowance recorded against substantially all of our deferred tax assets.

Results of Operations

The following tables set forth our consolidated results of operations and our consolidated results of operations as a percentage of revenues for the periods presented.

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$91,325	$112,127	$167,892
Cost of revenues	27,841	41,745	52,080

Gross profit	63,484	70,382	115,812
Operating expenses:
Sales and marketing	44,834	63,526	61,793
Research and development	21,824	40,236	40,102
General and administrative	18,996	25,999	24,232

Total operating expenses	85,654	129,761	126,127

Loss from operations	(22,170)	(59,379)	(10,315)
Interest expense	(698)	(212)	(953)
Other income (expense), net	(220)	92	19

Loss before benefit from income taxes	(23,088)	(59,499)	(11,249)
Benefit from income taxes	(118)	(265)	—

Net loss	$(22,970)	$(59,234)	$(11,249)

The stock-based compensation expense included above was as follows:
	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cost of revenues	$295	$378	$300
Sales and marketing	849	1,880	1,492
Research and development	962	1,532	1,015
General and administrative	2,464	1,778	2,374

Total stock-based compensation	$4,570	$5,568	$5,181

	Year Ended December 31,
	2011	2012	2013
Revenues	100%	100%	100%
Cost of revenues	30	37	31

Gross margin	70	63	69
Operating expenses:
Sales and marketing	49	57	37
Research and development	24	36	24
General and administrative	21	23	14

Total operating expenses	94	116	75

Loss from operations	(24)	(53)	(6)
Interest expense	(1)	—	(1)
Other income (expense), net	—	—	—

Loss before benefit from income taxes	(25)	(53)	(7)
Benefit from income taxes	—	—	—

Net loss	(25)%	(53)%	(7)%

The stock-based compensation expense included above was as follows:

	Year Ended December 31,
	2011	2012	2013
Cost of revenues	—%	—%	—%
Sales and marketing	1	2	1
Research and development	1	1	1
General and administrative	3	2	1

Total stock-based compensation	5%	5%	3%

Comparison of the Years Ended December 31, 2012 and 2013

Revenues

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Revenues	$112,127	$167,892	$55,765	50%

Revenues increased by $55.8 million, or 50%, during 2013 compared to 2012. This increase was primarily attributable to an increase in the number of transactions during 2013 to 1.3 billion from 0.9 billion during 2012 and to a lesser extent from increases in the number of insertion orders for coupons that also included advertisement placements. The increase in revenue was also driven by an increase in activity from consumers making a purchase using a coupon code from our platform. The size of the increase in the number of transactions was in part due to the recovery of our revenue growth after the first half of 2012. In the first half of 2012, as we scaled our technology infrastructure to support our growth, our technology for securely identifying unique users and devices inadvertently prevented our personalization algorithms from optimally displaying our digital coupons to consumers, which adversely affected our revenue growth. Our revenue growth improved beginning in the third quarter of 2012 once we resolved the issue. During 2013 and 2012, revenues from digital promotion transactions and display advertisements remained consistent at 81% and 19% of total revenues, respectively.

Cost of Revenues and Gross Profit

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Cost of revenues	$41,745	$52,080	$10,335	25%
Gross profit	$70,382	$115,812	$45,430	65%
Gross margin	63%	69%

Cost of revenues increased by $10.3 million, or 25%, during 2013 compared to 2012. This increase was primarily due to an increase in distribution fees of $9.0 million and higher third-party service fees of $1.3 million. The increase in distribution fee costs was related to the increased number of transactions subject to a distribution fee completed through our platform. The higher costs for third-party service fees were due to an increase in the number of promotions that included advertisements subject to a fee completed through our platform.

Gross margin increased to 69% during 2013 from 63% during 2012. The increase in gross margin is primarily due to an increase in the percentage of coupon code transactions and an increase in the number of promotions that included advertisements, offset in part by an increase in the percentage of transactions subject to distribution fees. The increase in gross margin was also partially due to our revenues increasing at a higher rate than the increase in our cost of revenues other than distribution fees. We believe that as the number of transactions increases, we will be able to achieve increased operational efficiencies related to our cost of revenues other than distribution fees.

Sales and Marketing

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$63,526	$61,793	$(1,733)	(3)%
Percent of revenues	57%	37%

Sales and marketing expenses decreased $1.7 million, or 3%, during 2013 compared to 2012. This decrease was primarily due to lower promotional advertising costs of $5.9 million, partially offset by higher personnel and related costs of $3.8 million. The decrease in promotional advertising costs was a result of improvements in the effectiveness of our distribution channels, including search engine optimization, email and consumer awareness of our brand as well as improvements in the automation of our sales and marketing functions. The increase in personnel and related costs was primarily driven by higher salaries and related headcount costs attributable to our sales and marketing organizations required to support our growth and new business objectives and higher commission expenses related to the increase in revenues.

Research and Development

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Research and development	$40,236	$40,102	$(134)	—%
Percent of revenues	36%	24%

Research and development expenses decreased $0.1 million, or 0.3%, during 2013 compared to 2012. This decrease was primarily due to lower personnel and related headcount costs of $2.2 million, almost fully offset by increased development and support costs of $2.0 million. The decrease in personnel and headcount costs is primarily due to lower salaries and headcount resulting from a reduction in our internal research and development personnel in the third quarter of 2012. The increase in development and support costs were due to increased costs for software development of $4.8 million, as part of our ongoing investment in the development of our technology, partially offset by reductions in the costs associated with the use of third-party development services.

We capitalized internal use software development costs of $16.3 million and $6.8 million during 2012 and 2013, respectively, related to the development of our new point of sale solution.

General and Administrative

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$25,999	$24,232	$(1,767)	(7)%
Percent of revenues	23%	14%

General and administrative expenses decreased $1.8 million, or 7%, during 2013 compared to 2012. This decrease was primarily due to lower legal and outside services of $2.3 million, partially offset by increases in personnel and related headcount costs of $1.1 million.

Interest Expense and Other Income (Expense), Net

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Interest expense	$(212)	$(953)	$(741)	*	%
Other income (expense), net	92	19	(73)	*

	$(120)	$(934)	$(814)	*	%

*	Not meaningful.

The increase in interest expense and other income (expense), net, primarily relates to increased interest expense during 2013 resulting from borrowings of $15.0 million in the fourth quarter of 2012 and $7.5 million during the third quarter of 2013.

Benefit from Income Taxes

	Year Ended December 31,
	2012	2013	$ Change	% Change
	(in thousands, except percentages)
Benefit from income taxes	$(265)	$—	$265	(100)%

We recorded no benefit or provision for income taxes during 2013. Our benefit from income taxes during 2012 is related to the deferred tax liabilities that arose from intangible assets acquired as part of the Couponstar acquisition.

Comparison of the Years Ended December 31, 2011 and 2012

Revenues

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Revenues	$91,325	$112,127	$20,802	23%

Revenues increased $20.8 million, or 23%, during 2012 compared to 2011. This increase was primarily attributable to an increase in the number of transactions in 2012 to 916.7 million from 710.0 million in 2011. As we scaled our technology infrastructure to support our growth, our technology for securely identifying unique users and devices inadvertently prevented our personalization algorithms from optimally displaying our digital coupons to consumers, which adversely affected our revenue growth in the first half of 2012. Our revenue growth improved beginning in the third quarter of 2012 once we resolved this issue. For 2012, 81% and 19% of our revenue was derived from digital promotion transactions and display advertisements, respectively, as compared to 83% and 17%, respectively, for 2011.

Cost of Revenues and Gross Profit

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Cost of revenues	$27,841	$41,745	$13,904	50%
Gross profit	$63,484	$70,382	$6,898	11%
Gross margin	70%	63%

Costs of revenues increased $13.9 million, or 50%, during 2012 compared to 2011. This increase was primarily due to higher distribution fees of $5.7 million, personnel and related headcount costs of $3.9 million and depreciation and amortization expense of $1.7 million. The increase in distribution fees was related to the increased number of transactions subject to a distribution fee completed through our platform. The increase in personnel and related headcount costs was driven by additional employees in our network operations group, which initiates, sets up and delivers digital promotion campaigns. The increase in depreciation and amortization expense was as a result of the significant investments made in our operations and technology infrastructure during the second half of 2011.

Gross margin decreased to 63% in 2012 from 70% in 2011. The decrease in gross margin was a result of the additional investments we made in our platform and operations group personnel to support our future growth and an increase in the percentage of transactions subject to distribution fees.

Sales and Marketing

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$44,834	$63,526	$18,692	42%
Percent of revenues	49%	57%

Sales and marketing expenses increased by $18.7 million, or 42%, during 2012 compared to 2011. This increase was primarily due to higher personnel and related headcount costs of $8.9 million,

higher promotional advertising costs of $5.1 million, higher costs relating to marketing research and trade shows of $1.2 million and higher costs related to our international operations of $1.3 million. The increase in personnel costs was primarily due to additional employees in our sales and marketing organization and higher commissions of $1.4 million related to the increase in revenues. The increased costs for our international operations were due to our acquisition of the assets of Couponstar in 2011 and our efforts in establishing a presence in international markets.

Research and Development

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Research and development	$21,824	$40,236	$18,412	84%
Percent of revenues	24%	36%

Research and development expenses increased by $18.4 million, or 84%, during 2012 compared to 2011. This increase was primarily due to higher personnel and related headcount costs of $11.6 million, higher professional services and consulting costs of $4.8 million, and an increase in facilities and support services of $1.2 million. The increase in personnel costs was driven by additional employees in our research and development organization.

We capitalized internal use software development costs of $16.3 million in 2012, related to the development of our new point of sale solution. There were no such capitalized costs in 2011.

General and Administrative

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$18,996	$25,999	$7,003	37%
Percent of revenues	21%	23%

General and administrative expenses increased by $7.0 million, or 37%, during 2012 compared to 2011. The increase was primarily due to higher legal services and consulting costs of $4.7 million and higher personnel and headcount related costs of $1.5 million. The increase in legal services was due to an increase in activity in connection with an arbitration proceeding. The increase in personnel and headcount related costs was driven by additional employees partially off-set by lower stock-based compensation expense.

Interest Expense and Other Income (Expense), Net

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Interest expense	$(698)	$(212)	$486	(70)%
Other income (expense), net	(220)	92	312	142%

	$(918)	$(120)	$798	(87)%

The decrease in other income (expense), net, is primarily due to the effect of lower interest expense in 2012 compared to 2011 as a result of the early retirement of debt in 2011.

Benefit from Income Taxes

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands, except percentages)
Benefit from income taxes	$(118)	$(265)	$(147)	125%

Our net benefit from income taxes of $0.1 million and $0.3 million for 2011 and 2012, respectively, primarily relates to deferred tax liabilities that arose from intangible assets acquired as part of the Couponstar acquisition.

Quarterly Results of Operations and Key Metrics

The following tables set forth our quarterly consolidated statements of operations data in dollars and as a percentage of total revenues for each of the eight quarters in the period ended December 31, 2013. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In our opinion, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
	(in thousands)
Consolidated Statements of Operation Data:
Revenues	$24,873	$24,219	$27,248	$35,787	$36,490	$39,089	$39,716	$52,597
Cost of revenues	9,384	9,535	10,838	11,988	12,801	12,933	12,111	14,235

Gross profit	15,489	14,684	16,410	23,799	23,689	26,156	27,605	38,362
Operating expenses:
Sales and marketing	16,127	15,424	15,786	16,189	14,903	14,167	14,504	18,219
Research and development	9,328	11,115	10,897	8,896	10,953	9,651	9,519	9,979
General and administrative	6,117	5,829	6,411	7,642	5,896	5,002	5,014	8,320

Total operating expenses	31,572	32,368	33,094	32,727	31,752	28,820	29,037	36,518

Income (loss) from operations	(16,083)	(17,684)	(16,684)	(8,928)	(8,063)	(2,664)	(1,432)	1,844
Interest expense	(4)	(3)	(4)	(201)	(206)	(229)	(211)	(307)
Other income (expense), net	32	2	72	(14)	29	5	—	(15)

Income (loss) before income taxes	(16,055)	(17,685)	(16,616)	(9,143)	(8,240)	(2,888)	(1,643)	1,522
Benefit from income taxes	(197)	(37)	—	(31)	—	—	—	—

Net income (loss)	$(15,858)	$(17,648)	$(16,616)	$(9,112)	$(8,240)	$(2,888)	$(1,643)	$1,522

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
	(in thousands)
Other Data:
Adjusted EBITDA(1)	$(12,970)	$(14,653)	$(13,637)	$(5,995)	$(4,892)	$107	$1,243	$5,267
Transactions(2)	201,988	185,057	244,580	285,099	312,877	314,765	312,536	371,795

(1)

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) adjusted for interest expense, other income (expense), net, benefit from income taxes, depreciation and amortization, and stock-based compensation. Please see the section titled “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures—Adjusted EBITDA” for more information as to the limitations of using non-GAAP measures. Please also see the reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP below.

(2)

A transaction is the distribution of a digital coupon through our platform that generates revenues. We present transactions as we believe that our ability to increase the number of transactions using our platform is an important indicator of our ability to grow our revenues.

The stock-based compensation expense included above was as follows:

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
	(in thousands)
Cost of revenues	$98	$98	$94	$88	$86	$85	$81	$48
Sales and marketing	543	449	463	425	382	322	304	484
Research and development	411	425	403	293	300	271	227	217
General and administrative	503	440	421	414	718	390	388	878

Total stock-based compensation	$1,555	$1,412	$1,381	$1,220	$1,486	$1,068	$1,000	$1,627

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
	(in thousands)
Net income (loss)	$(15,858)	$(17,648)	$(16,616)	$(9,112)	$(8,240)	$(2,888)	$(1,643)	$1,522
Interest expense	4	3	4	201	206	229	211	307
Other income (expense), net	(32)	(2)	(72)	14	(29)	(5)	—	15
Benefit from income taxes	(197)	(37)	—	(31)	—	—	—	—
Depreciation and amortization	1,558	1,619	1,666	1,713	1,685	1,703	1,675	1,796
Stock-based compensation	1,555	1,412	1,381	1,220	1,486	1,068	1,000	1,627

Adjusted EBITDA	$(12,970)	$(14,653)	$(13,637)	$(5,995)	$(4,892)	$107	$1,243	$5,267

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	38	39	40	33	35	33	30	27

Gross margin	62	61	60	67	65	67	70	73
Operating expenses:
Sales and marketing	65	64	58	45	41	36	37	35
Research and development	38	46	40	25	30	25	24	19
General and administrative	25	24	24	21	16	13	13	16

Total operating expenses	127	134	121	91	87	74	74	70

Loss from operations	(65)	(73)	(61)	(25)	(22)	(7)	(4)	3
Interest expense	—	—	—	(1)	(1)	(1)	—	—
Other income (expense), net	—	—	—	—	—	—	—	—

Loss before income taxes	(65)	(73)	(61)	(26)	(23)	(7)	(4)	3
Benefit from income taxes	(1)	—	—	—	—	—	—	—

Net income (loss)	(64)%	(73)%	(61)%	(25)%	(23)%	(7)%	(4)%	3%

The stock-based compensation expense included above was as follows:

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013
Cost of revenues	—%	—%	—%	—%	—%	—%	—%	—%
Sales and marketing	2	2	2	1	1	1	1	1
Research and development	2	2	1	1	1	1	1	—
General and administrative	2	2	2	1	2	1	1	2

Total stock-based compensation	6%	6%	5%	3%	4%	3%	3%	3%

Quarterly Trends

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. We have experienced rapid growth in recent quarters. We are continuously working on enhancing our technology and our operational efficiencies to maximize our margins. Our historical results should not be considered a reliable indicator of our future results of operations.

Our quarterly revenues increased from $24.9 million during the quarter ended March 31, 2012 to $52.6 million during the quarter ended December 31, 2013 as our volume of transactions increased by 169.8 million, or 84%, to 371.8 million over the same period. Our revenue growth and volume of transactions were adversely affected in the first half of 2012 because as we scaled our technology infrastructure to support our growth, our technology for securely identifying unique users and devices inadvertently prevented our personalization algorithms from optimally displaying our digital coupons to consumers. Our revenues began to improve during the third quarter of 2012 and further increased in the fourth quarter of 2012 once we resolved this issue. We also benefited from a substantial increase in revenues through the fourth quarter of 2013 generated from coupon codes.

Our gross margin has increased from 62% in the quarter ended March 31, 2012 to 73% in the quarter ended December 31, 2013. As we have been increasingly able to leverage the infrastructure and personnel investments we made in 2011, our cost of revenues other than distribution fees have decreased as a percentage of our total revenues. This has been offset in part as an increasing percentage of our revenues have been subject to distribution fees as a result of the broader distribution of coupons through the increased number of retailers and publishers on our platform. Our operating expenses have remained relatively flat or have declined since the quarter ended March 31, 2012 notwithstanding the growth of our business and revenues. We have benefited from our investments in systems improvements and operational efficiencies, including improvements in the effectiveness of our distribution channels, such as search engine optimization, email and consumer awareness of our brand as well as improvements in the automation of our sales and marketing functions.

Our Adjusted EBITDA loss increased in the quarter ended June 30, 2012. During this period, Adjusted EBITDA loss widened because of slowed revenue growth coupled with higher operating expenses. However, in each subsequent quarter our revenues have increased as we have grown our business and our operating expenses have generally remained flat or decreased as we have benefited from systems improvements and operational efficiencies. As a result, our Adjusted EBITDA has improved each subsequent quarter after the quarter ended June 30, 2012 to a positive Adjusted EBITDA during the quarters ended June 30, 2013, September 30, 2013 and December 31, 2013.

Liquidity and Capital Resources

Since our inception in May 1998, we have financed our operations and capital expenditures through private sales of preferred stock, term debt bank borrowings and cash flows from operations. Since our inception, we have issued $283.0 million of preferred stock, of which we used $70.3 million of the proceeds to repurchase shares of common stock and preferred stock. In addition, we have raised $39.0 million in aggregate principal amount through debt. As of December 31, 2013, we had cash and cash equivalents of $39.0 million and $23.1 million of indebtedness.

We believe that our existing cash and cash equivalents balance together with cash generated from operations, will be sufficient to meet our working capital requirements for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. In addition, we may elect to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain needed additional funds, we will have to reduce our operating expenses, which would impair our growth prospects and could otherwise negatively impact our business.

If we choose to undertake a net settlement of our RSUs, then in order to fund the tax withholding and remittance obligations on behalf of our RSU holders, we would expect to use a substantial portion of our cash and cash equivalent balances, or, alternatively, we may choose to borrow funds or a combination of cash and borrowed funds to satisfy these obligations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cash flows used in operating activities	$(9,663)	$(46,554)	$(14,158)
Cash flows used in investing activities	(21,052)	(12,770)	(14,485)
Cash flows provided by financing activities	111,445	17,263	9,222
Effects of exchange rates on cash	—	(6)	(2)

Increase (decrease) in cash and cash equivalents	$80,730	$(42,067)	$(19,423)

Operating Activities

Cash used in operating activities is primarily influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the increase in our revenues. Cash used in operating activities has typically been generated from net losses and further increased by changes in our operating assets and liabilities, particularly accounts receivable and accrued liabilities, adjusted for non-cash expense items such as depreciation, amortization and stock-based compensation.

During 2013, cash used in operating activities amounted to $14.2 million, reflecting our net loss of $11.2 million, offset by non-cash expenses of $12.4 million, which included depreciation, amortization, stock-based compensation, provision for allowance for doubtful accounts, accretion of debt discount and loss on disposal of property and equipment. These non-cash expenses increased primarily due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining use of funds was from the net change in working capital items, most notably a decrease in accounts payable and other current liabilities of $0.8 million related to the timing of payments, an increase in accounts receivable of $13.1 million due to an increase in billings for advertising campaigns as well as timing of payments, an increase in prepaid expenses and other current assets of $3.8 million primarily as a result of our prepayment of distribution fees and an increase in accrued compensation and benefits of $2.4 million related to the timing of compensation payments.

Cash used in operating activities in 2012 of $46.6 million was the result of a net loss of $59.2 million, offset by non-cash expenses of $12.3 million, which included depreciation, amortization, accretion of debt discount, loss on disposal of property and equipment, provision for allowance for doubtful accounts, benefit from income taxes and stock-based compensation. These non-cash expenses increased due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining effect was from the net change in working capital items, primarily an increase in accounts payable and other current liabilities of $5.4 million and increases in accrued compensation and benefits of $2.1 million, respectively, related to the growth of our operations and the timing of compensation and other general expenses, and increases in deferred revenue of $2.5 million resulting from our revenue growth, offset by an increase in accounts receivable of $10.1 million, which was primarily due to our revenue growth and timing of the receipt of payments.

Cash used in operating activities in 2011 of $9.7 million was the result of a net loss of $23.0 million, offset by non-cash expenses of $8.5 million which included depreciation, amortization, loss on early retirement on debt, accretion of debt discount, benefit from income taxes, stock-based compensation and provision for allowance for doubtful accounts. These non-cash expenses increased primarily due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining use of funds of was from the net change in working capital items, primarily an increase in accrued compensation and benefits of $4.3 million, an increase in accounts payable and other current liabilities of $4.1 million, respectively, related to the growth of our operations and the timing of compensation and other general expenses, and an increase in deferred revenues of $1.2 million resulting from our revenue growth, partially offset by an increase in our accounts receivable balance of $2.5 million resulting from our revenue growth and an increase in prepaid expenses and other assets of $2.2 million as we continued to invest in our growth.

Investing Activities

During 2013, cash used in investing activities consisted primarily of purchases of property and equipment, including technology hardware and software to support our growth as well as capitalized internal-use software development costs. Purchases of property and equipment may vary from period-to-period due to the timing of the expansion of our operations, the addition of headcount and the development cycles of our in-development new point of sale solution. We expect to continue to invest in property and equipment and in the further development and enhancement of our software platform for the foreseeable future.

During 2012, cash used in investing activities consisted primarily of capitalized internal-use software development costs for our in-development new point of sale solution as well as purchases of property, equipment and intangible assets, including technology hardware and software to support our growth.

During 2011, cash used in investing activities consisted primarily of purchases of property and equipment, including technology hardware and software to support our growth and our purchase of the remaining 50% interest of Couponstar.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance of preferred stock, net borrowings under term debt and a line of credit, and the issuance of shares of common stock upon the exercise of stock options.

During 2013, cash provided by financing activities amounted to $9.2 million, consisting primarily of $4.2 million in proceeds from the exercise of stock options and warrants, and $7.5 million in net borrowings under our revolving line of credit, partially offset by $2.2 million in cash used for deferred offering costs.

During 2012, cash provided by financing activities amounted to $17.3 million, consisting of $15.0 million in proceeds from borrowings under a term debt agreement and $2.3 million in proceeds from the exercise of stock options.

During 2011, cash provided by financing activities amounted to $111.4 million, consisting of $195.0 million in net proceeds from the issuance of 14.7 million shares of preferred stock, $3.2 million in proceeds from the exercise of stock options and warrants, partially offset by $70.3 million in cash used to repurchase common and preferred stock and $16.5 million used to repay debt.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2012 or 2013.

Contractual Obligations and Commitments

The following table summarizes our future minimum payments under contractual commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating leases(1)	$9,387	$3,107	$6,136	$144	$—
Capital leases	220	66	116	38	—
Debt obligations(2)	23,077	23,077	—	—	—
Unconditional purchase commitments(3)	34,940	12,811	11,959	3,700	6,470

Total minimum payments	$67,624	$39,061	$18,211	$3,882	$6,470

(1)

We lease various office facilities, including our corporate headquarters in Mountain View, California and various sales offices, under operating lease agreements that expire through July 2018. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.

(2)

In October 2012, we issued a subordinated secured promissory note payable with one of our existing stockholders with a principal amount of $15.0 million that bears at interest at 4%, per annum, with a maturity date of October 5, 2014. The note is secured by our accounts receivable. In September 2013, we entered into a credit and security agreement with Wells Fargo Bank. As of December 31, 2013, $7.5 million was outstanding under the revolving line of credit and interest was 3.0%.

(3)

We have an unconditional purchase commitment for the years 2014 to 2034 in the amount of $7.9 million for marketing arrangements relating to the purchase of a 20-year suite license for a professional sports team which we intend to use for sales and marketing purposes.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Wells Fargo Credit and Security Agreement

In September 2013, we entered into a credit and security agreement with Wells Fargo Bank, to establish an accounts receivable based revolving line of credit. The proceeds received from the credit agreement may be used for general corporate and working capital purposes, permitted acquisitions or permitted investments. The maximum amount available for borrowing under the revolving line of credit is the lesser of $25 million (which can be increased to $30 million if certain conditions are met) or an amount equal to 85% of certain eligible accounts, which excludes accounts that have aged over 60 days from the original due date (but not to exceed 120 days from the original invoice date), including accounts in which 25% of the total account is aged over such time periods, and certain other accounts, including, without limitation, governmental, intercompany, employee and certain foreign accounts. The revolving line of credit has a maturity date of September 30, 2016 and may be repaid and redrawn at any time prior to the maturity date, at which time all advances are due and payable. Interest is charged at a floating interest rate based on the daily three month London Interbank Offered Rate, or LIBOR, plus a 2.75% applicable margin (which applicable margin can be reduced to 2.50% based upon satisfaction of certain conditions). Interest was 3.00% as of December 31, 2013. As of December 31, 2013, $7.5 million was outstanding under the revolving line of credit. Borrowings under the credit agreement have priority in repayment to all of our other outstanding debt. Borrowings under the credit agreement are secured by substantially all of our assets, including our intellectual property. We may repay drawn amounts and reborrow under the revolving line of credit at any time and from time to time until the maturity date, without premium or penalty; provided, however, that any reduction or termination of the maximum amount available for borrowing under the revolving line of credit before the second anniversary of the closing date of the credit agreement is subject to a certain prepayment or termination fee, as applicable.

As of December 31, 2013, we were in compliance with the financial and non-financial covenants under the credit agreement. We are required to maintain financial covenants with the credit agreement as follows:

•	minimum liquidity of $15.0 million at all times; and

•	minimum excess availability under the credit line of $2.5 million at all times, which limits our ability to draw the full amount of the credit line without Wells Fargo’s consent.

The terms of the credit agreement also require us to comply with other customary non-financial covenants. The operating and financial restrictions and covenants in the credit agreement, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in, expand or otherwise pursue our business activities and strategies.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, internal-use software development costs, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our consolidated financial statements.

Revenue Recognition

We recognize revenues primarily from the set-up and activation of coupons and coupons codes, and digital advertising services when all four of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or a service has been provided;

•	Customer fees are fixed or determinable; and

•	Collection is reasonably assured.

Coupons.    We generate revenues, as consumers select, or activate, a coupon through our platform by either printing it for physical redemption at a retailer or saving it to a retailer online account for automatic digital redemption. In the case of the setup fees, we recognize revenues proportionally, on a per activation basis, using the number of authorized activations per insertion order, commencing on the date of the first coupon activation. For coupons, the pricing is generally determined on a per unit activation basis and includes fees for the creation and setup of the digital coupons.

Coupon Codes.    We generate revenues when a consumer makes a purchase using a coupon code from our platform and completion of the order is reported to us. In the same period that we recognize revenues for the delivery of coupon codes, we also estimate and record a reserve, based upon historical experience, to provide for end-user cancelations or product returns which may not be reported until a subsequent date.

Digital Advertising.    Our advertising services enable CPGs and retailers to display advertisements to promote their brands and products on our websites and through those of our affiliate publishers. We charge a fee for these advertising campaigns, the pricing of which is based on the advertisement size and position. Related fees are billed monthly, based on a per impressions or a per click basis.

We do not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, we limit the amount of revenue recognized to the amounts for which we have the right to bill our customers.

Gross versus Net Revenue Reporting

In the normal course of business and through our distribution network, we deliver digital coupons on retailers’ websites, through retailers’ loyalty reward programs, and on the websites of publishers. In these situations, we generally pay a distribution fee to the retailers or digital publishers which is included in our cost of revenues. The determination of whether revenues should be reported on a gross or net basis is based on our assessment of whether we are acting as the principal or an agent in the transaction. In determining whether we are the principal or an agent, we follow the accounting guidance for principal-agent considerations. Because we are the primary obligor and are responsible for (i) fulfilling the digital coupon delivery, (ii) establishing the selling prices for delivery of the digital coupons, and (iii) performing all billing and collection activities including retaining credit risk, we have concluded that we are the principal in these arrangements, and therefore report revenues and cost of revenues on a gross basis.

Multiple-element Arrangements

For arrangements with multiple-deliverables, we determine whether each of the individual deliverables qualify as a separate unit of accounting. In order to treat deliverables in a multiple element arrangement as a separate unit of accounting, the deliverable must have standalone value upon delivery.

We allocate the arrangement fee to all the deliverables (separate units of accounting) using the relative selling price method in accordance with the selling price hierarchy, which includes vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available and best estimate of selling price, or BESP, if neither VSOE nor TPE is available. VSOE and TPE do currently not exist for any of our deliverables. Accordingly, for arrangements with multiple deliverables that can be separated into different units of accounting, we allocate the arrangement fee to the separate units of accounting based on BESP. We determine BESP for deliverables by considering multiple factors, including, but not limited to, prices we charge for similar offerings, market conditions, competitive landscape and pricing practices. We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables.

Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Income Taxes

We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We have established a full valuation allowance to offset domestic net deferred tax assets due to the uncertainty of realizing future tax benefits from our net operating loss carry forwards and other deferred tax assets. Our valuation allowance is attributable to the uncertainty of realizing future tax benefits from U.S. net operating losses, foreign timing differences and other deferred tax assets.

As of December 31, 2013, we had U.S. federal net operating loss carry forwards of approximately $162.2 million, which expire beginning in 2018. As of December 31, 2013, we had U.S. state net operating loss carry forwards of approximately $158.1 million, which expire beginning in 2014. In addition, we also have foreign net operating losses which do not expire.

We recognize liabilities for uncertain tax positions based upon a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the consolidated financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the consolidated financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Our policy is to analyze our tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction). As of December 31, 2012 and 2013, we have concluded that no uncertain tax positions were required to be recognized in our consolidated financial statements. It is our practice to recognize interest and penalties related to income tax matters in income tax expense. No amounts were recognized for interest and penalties during 2011, 2012 and 2013.

Stock-based Compensation

Compensation expense related to stock-based transactions from stock option and restricted stock units or RSU grants, including employee, consultant, and non-employee director stock option awards, is measured and recognized in our financial statements based on fair value. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option-pricing model. The stock-based compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service periods of the awards, which is generally four years. The fair value of RSUs equals the market value of our common stock on the date of grant and vest upon the satisfaction of both a service condition of up to four years and a liquidity-event condition. As an initial public offering or change of control was not considered probable as of the respective financial reporting dates, no expense has been recorded to date relating to the RSUs. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method, net of estimated forfeitures.

Stock Options

Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If these assumptions change and different factors are used, our stock-based compensation expense could be materially different in the future. These assumptions are as follows:

•	Fair value of our common stock. As our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuation” below.

•

Expected term.    The expected term was estimated using the simplified method. The simplified method calculates the expected term as the average of the time to vesting and the contractual life of the option.

•

Volatility.    As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded stock options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities appropriate for the term of employee options.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the stock compensation awards granted previously.

The following table presents the assumptions used to estimate the fair value of options granted to employees during the periods presented:

	Year Ended December 31,
	2011	2012	2013
Expected life (in years)	6.08	6.08	6.08
Risk-free interest rate	1.18% to 2.47%	1.02% to 1.11%	1.09% to 1.69%
Volatility	51% to 55%	49%	51% to 53%
Dividend yield	—	—	—

RSUs

The fair value of RSUs equals the market value of our common stock on the date of grant. The RSUs have a contractual term of seven years and vest upon the satisfaction of both a service condition of up to four years and a liquidity-event condition. The service condition is satisfied as to 25% of the RSUs on each of the first four anniversaries of the vesting commencement date, provided that the participant remains an employee through the applicable anniversary date. The liquidity-event condition is satisfied upon the earlier of (i) six months after the effective date of this initial public offering or (ii) March 15, 2015; and (iii) the time immediately prior to the consummation of a change in control. As an initial public offering or change of control was not considered probable as of the respective financial reporting dates, no expense has been recorded to date relating to the RSUs. If the liquidity-event condition had occurred on December 31, 2013, we would have recorded $11.5 million of stock-based compensation expense related to the RSUs.

On the settlement dates for the RSUs, we may choose to undertake a net settlement of these awards and withhold shares and remit income taxes on behalf of the holders of the RSUs at the applicable minimum statutory rates. We expect the applicable minimum statutory rates to be approximately 40% on average, and the income taxes due would be based on the then-current value of the underlying shares of our common stock. Based on the number of RSUs outstanding as of December 31, 2013 for which the service condition had been satisfied on that date, and assuming (i) the liquidity-event condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $13.00, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $         million in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock, and the actual number of RSUs outstanding for which the service condition has been satisfied, on the initial settlement date for the RSUs. To settle these RSUs on the initial settlement date, assuming a 40% tax withholding rate, if we choose to undertake a net settlement of all of these awards, we would expect to deliver an aggregate of approximately 457,000 shares of our common stock to RSU holders after withholding an aggregate of approximately 305,000 shares of our common stock. In connection with these net settlements, we would withhold and remit the tax liabilities on behalf of the RSU holders to the relevant tax authorities in cash.

Common Stock Valuation

The fair value of the common stock underlying our stock-based awards was determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our share-based awards was determined by our board of directors based on input from management and the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous third-party valuations of our common stock performed on a quarterly basis;

•	the prices, rights, preferences, and privileges of our preferred stock relative to our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of the company;

•	lack of marketability of our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

We granted the following awards between January 1, 2012 and December 31, 2013:

Grant Date	Number of Shares Underlying RSUs	Number of Shares Underlying Options	Exercise Price Per Share (Options)	Common Stock Fair Value Per Share on Date of Grant
February 2012	1,448,048	1,139,573	$5.33	$5.33
May 2012	289,981	199,998	5.73	5.73
August 2012	328,610	—	—	4.03
November 2012	228,600	—	—	3.90
February 2013	1,232,157	639,997	3.70	3.70
May 2013	196,492	—	—	4.78
August 2013	315,520	485,599	5.48	5.48
November 2013	786,373	1,183,971	8.65	8.65
November 2013	—	600,000	16.25	8.65
November 2013	—	800,000	25.00	8.65

Based upon the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2013 was $101.7 million, of which $77.9 million related to vested awards and $23.8 million related to unvested awards.

In valuing our common stock through December 31, 2013, our board of directors determined the enterprise value of our business generally using the income approach and the market approach.

The income approach estimates fair value based on the expectation of future cash flows that a company will generate such as cash earnings, cost savings, tax deductions, and the proceeds from disposition of assets. These future cash flows are discounted to their present values using a discount rate which reflects the risks inherent in our cash flows.

The market approach estimates fair value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. In our valuations, the multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to each of the last twelve month revenues. Our peer group of companies included a number of market leaders in Internet related businesses similar to, or adjacent to our own business. We used the same peer group of companies throughout the period described below.

Once we determined an equity value, we used a hybrid model to allocate the equity value to each of our classes of equity. The model assumed conversion of preferred shares in the case of an initial public offering. The model used an option pricing method, or OPM, to obtain the value of the classes of equity in case of a sale of the company. OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. After the equity value was allocated to the class of equity, the estimated value was then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to the liquidity of trading markets similar to those enjoyed by stockholders of public companies.

Starting on June 30, 2013 we adopted the probability weighted expected return method, or PWERM. Under the PWERM, the value of equity is estimated based on analyses of future values for the enterprise assuming various possible outcomes. Share value is based on the probability-weighted present value of expected future returns to the equity investor, considering the likely future scenarios available to the enterprise and the rights and preferences of each share class. After the equity value is determined and allocated to the various classes of stock, a discount for lack of marketability is applied to our common stock to arrive at the fair value of our common stock. The change to PWERM was made to reflect the change in the probability and timing of an initial public offering. The probability and timing of each scenario were based upon discussions between our board of directors and our management team. Under the PWERM, the value of our common stock was based upon three possible future events for our company:

•	initial public offering;

•	strategic merger or sale; and

•	later strategic merger or sale.

We believe we applied a reasonable valuation method to determine the estimated fair value of our common stock on the respective grant dates. A combination of factors led to changes in the fair value of our common stock. Certain of the significant factors considered by our board of directors to determine the fair value per share of our common stock for purposes of calculating stock-based compensation costs during this period include:

February 2012

The U.S. economy and financial markets continued to gather strength during the fourth quarter of 2011 heading into the first quarter of 2012. Our business also continued to perform well during this period. Total revenues increased from $23.6 million for the three months ended September 30, 2011 to $25.3 million for the three months ended December 31, 2011.

We and a third-party valuation firm performed a valuation of our common stock as of December 31, 2011 and weighted the market approach at 50% and the income approach at 50% to determine our enterprise value. We used a hybrid model to allocate the value to the different classes of equity and then applied a lack of marketability discount of 22%. The analysis resulted in an estimated fair value of our common stock of $5.33 per share. Based on the valuation and other factors described above, our board of directors granted options to purchase 1,139,573 shares of common stock with an exercise price of $5.33 per share and restricted stock units for 1,448,048 shares of common stock.

May 2012

The U.S. economy and financial markets continued to gather strength during the first quarter of 2012 heading into the second quarter of 2012. However, our revenues were adversely affected due to the fact that as we scaled our technology infrastructure to support our growth, our technology for securely identifying unique users and devices inadvertently prevented our personalization algorithms from optimally displaying our digital coupons to consumers. Our total revenues declined slightly from $25.3 million for the three months ended December 31, 2011 to $24.9 million for the three months ended March 31, 2012.

We and a third-party valuation firm performed a valuation of our common stock as of March 31, 2012 and equally weighted the market approach at 50% and the income approach at 50% to determine our enterprise value. We used a hybrid model to allocate the value to the different classes of equity and then applied a lack of marketability discount of 21%. The analysis resulted in an estimated fair value of our common stock of $5.73 per share. Based on the valuation and other factors described above, our board of directors granted options to purchase 199,998 shares of common stock with an exercise price of $5.73 per share and restricted stock units for 289,981 shares of common stock.

August 2012

The pace of recovery in the U.S. economy slowed, partially influenced by events in Europe, during the second quarter of 2012. We continued to experience a decline in revenues and volume in the second quarter of 2012, as we worked to resolve a technology issue. Our total revenues declined slightly from $24.9 million for the three months ended March 31, 2012 to $24.2 million for the three months ended June 30, 2012. In addition, our transactions declined from 202.0 million for the three months ended March 31, 2012 to 185.0 million for the three months ended June 30, 2012.

We and a third-party valuation firm performed a valuation of our common stock as of June 30, 2012 and equally weighted the market approach at 50% and the income approach at 50% to determine our enterprise value. We used a hybrid model to allocate the value to the different classes of equity and then applied a lack of marketability of 20%. The analysis resulted in an estimated fair value of our common stock of $4.03 per share. Based on the valuation and other factors described above, our board of directors granted restricted stock units for 328,610 shares of common stock.

November 2012

The U.S. economic recovery regained momentum in the third quarter of 2012. Our revenues also began to improve during the third quarter of 2012 as we had resolved the technology issue that had adversely affected our revenues in the first half of 2012. Our total revenues increased from $24.2 million for the three months ended June 30, 2012 to $27.2 million for the three months ended September 30, 2012.

We and a third-party valuation firm performed a valuation of our common stock as of September 30, 2012 and equally weighted the market approach at 50% and the income approach at 50% to determine our enterprise value. We used a hybrid model to allocate the value to the different classes of equity and then applied a lack of marketability of 19%. The analysis resulted in an estimated fair value of our common stock of $3.90 per share. Based on the valuation and other factors described above, our board of directors granted restricted stock units for 228,600 shares of common stock.

February 2013

U.S. gross domestic product was sequentially flat during the fourth quarter of 2012, hurt by a drop in government spending and weakness in Europe. We continued to see strength in our business as our total revenues increased from $27.2 million for the three months ended September 30, 2012 to $35.8 million for the three months ended December 31, 2012.

We and a third-party valuation firm performed a valuation of our common stock as of December 31, 2012 and equally weighted the market approach at 50% and the income approach at 50% to determine our enterprise value. We used a hybrid model to allocate the value to the different classes of equity and then applied a lack of marketability of 22%. The analysis resulted in an estimated fair value of our common stock of $3.70 per share. Based on the valuation and other factors described above, our board of directors granted options to purchase 639,997 shares of common stock with an exercise price of $3.70 per share and restricted stock units for 1,232,157 shares of common stock.

May 2013

The U.S. economy resumed its recovery in the first quarter of 2013. Our total revenues increased slightly from $35.8 million for the three months ended December 31, 2012 to $36.5 million for the three months ended March 31, 2013.

We and a third-party valuation firm performed a valuation of our common stock as of March 31, 2013 and equally weighted the market approach at 50% and the income approach at 50% to determine our enterprise value. We used a hybrid model to allocate the value to the different classes of equity and then applied a lack of marketability discount of 22%. The analysis resulted in an estimated fair value of our common stock of $4.78 per share. Based on the valuation and other factors described above, our board of directors granted restricted stock units for 196,492 shares of common stock.

August 2013

The U.S. economy remained strong during the second quarter of 2013. Our total revenues increased from $36.5 million for the three months ended March 31, 2013 to $39.1 million for the three months ended June 30, 2013.

We and a third-party valuation firm performed a valuation of our common stock as of June 30, 2013 and utilized the PWERM to estimate our equity value and then allocate our equity value to the various types of equity and then applied a lack of marketability discount of 23%. The analysis resulted in an estimated fair value of our common stock of $5.48 per share. Based on the valuation and other factors described above, our board of directors granted options for 485,599 shares of common stock with an exercise price of $5.48 per share and restricted stock units for 315,520 shares of common stock.

November 2013

The U.S. economy and financial markets remained strong throughout the third quarter of 2013. Our total revenues increased from $39.1 million for the three months ended June 30, 2013 to $39.7 million for the three months ended September 30, 2013. While the financial markets experienced significant turbulence late in the quarter and the beginning of the fourth quarter due to the federal government shutdown and debt ceiling impasse, we continued to see strength in our business during this period and we continued to move forward with our initial public offering, targeting a closing in the first quarter of 2014.

We and a third-party valuation firm performed a valuation of our common stock as of November 11, 2013 and utilized the PWERM to estimate our equity value and then allocate our equity value to the various types of equity and then applied a lack of marketability discount of 20%. The analysis resulted in an estimated fair value of our common stock of $8.65 per share. Based on the valuation and other factors described above, on November 14, 2013 our board of directors granted options for 1,183,971 shares of common stock with an exercise price of $8.65 per share, options for 600,000 shares of common stock with an exercise price of $16.25 per share and 800,000 shares of common stock with an exercise price of $25.00 per share, and restricted stock units for 786,373 shares of common stock.

December 2013

The U.S. economy and financial markets remained strong throughout the fourth quarter of 2013. Our total revenues increased from $39.7 million for the three months ended September 30, 2013 to $52.6 million for the three months ended December 31, 2013. We continued to see strength in our business during this period and we continued to move forward with our initial public offering, targeting a closing in the first quarter of 2014.

We and a third-party valuation firm performed a valuation of our common stock as of December 31, 2013 and used the PWERM to estimate our equity value and then allocate our equity value to the various types of equity and then applied a lack of marketability discount of 16%. The analysis resulted in an estimated fair value of our common stock of $10.05 per share.

Recently Issued and Adopted Accounting Pronouncements

In July 2013, the FASB issued a new guidance on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance will apply to us starting on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. We are currently assessing the impacts of this new guidance.

Quantitative and Qualitative Disclosure about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange risks and inflation.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash and money market funds. Our borrowings under debt obligations and capital lease obligations are generally at fixed interest rates.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

We have limited foreign currency risks related to our revenues and operating expenses denominated in currencies other than the U.S. dollar, principally the British Pound Sterling and the Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act

Under the JOBS Act we meet the definition of an emerging growth company. We are irrevocably electing to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

BUSINESS

Overview

We operate a leading digital promotion platform that connects great brands and retailers with consumers. Over 2,000 brands from more than 700 consumer packaged goods companies and many of the leading grocery, drug and mass merchandise retailers use our promotion platform to engage consumers at the critical moments when they are choosing which products they will buy and where they will shop. We deliver digital coupons to consumers, including coupons and coupon codes, and display advertising through our platform which includes our web, mobile and social channels, as well as those of our CPGs, retailers, and our extensive network of approximately 30,000 third-party websites, or publishers, that display our coupon and advertising offerings on their websites. During 2013, we generated revenue from over 1.3 billion transactions pursuant to which consumers selected a coupon or redeemed a code offered through our platform, an increase of 43% over the same period in 2012.

In 2013, 315 billion total coupons were distributed, representing an aggregate discount value of $510 billion, with 2.8 billion coupons redeemed, representing an aggregate discount value of $3.5 billion, according to a study by NCH. By comparison, in 2007, 285 billion total coupons were distributed, representing an aggregate discount value of $351 billion, with 2.6 billion coupons redeemed, representing an aggregate discount value of $2.6 billion, according to a study by NCH.

Our platform serves three key constituencies:

•	more than 700 CPGs representing over 2,000 brands;

•	retailers operating approximately 58,000 store locations in North America; and

•

consumers who (i) made an average of approximately 17 million monthly unique visits to Coupons.com and our other sites during 2013, (ii) visited the sites of our CPGs, retailers and publishers and, (iii) downloaded our mobile apps more than seven million times.

The combination of our CPGs, retailers, publishers and consumers, all served by our promotion platform, has resulted in powerful network effects, which we believe to be a significant competitive advantage. Our large and growing base of retailers integrated into our platform has allowed us to attract, retain and grow the digital promotion spending of leading CPGs. The breadth of our offerings from these leading brands enables us to attract and retain a growing and more diverse range of retailers, publishers and consumers. Additional offerings on our platform, in particular point of sale solutions, increase consumer engagement and retailer integration, which enhance the value offered to CPGs.

We generate revenues primarily from digital promotion transactions. Each time a consumer selects a digital coupon on our platform by either printing it for physical redemption at a retailer or saving it to a retailer online account for automatic digital redemption, we are paid a fee that is not dependent on the digital coupon being redeemed. For the promotion transactions where a consumer selects a digital coupon by either printing it or saving it to a retailer online account, our redemption rates grew from 6.1% in 2005 to 15.1% in 2012. For coupon codes, we are paid a fee when a consumer makes a purchase using a coupon code from our platform. If we deliver a digital coupon or coupon code on a retailer’s website or through its loyalty reward program, or the website of a publisher, we generally pay a distribution fee to the retailer or publisher which is included in our cost of revenues. We also generate advertising revenues through the placement of online advertisements from CPGs and retailers which are displayed with our coupon offerings on our websites and those of our publishers. We are paid a fee for the display of advertisements on a per impression or a per click basis. Advertising placements are generally sold as part of insertion orders for coupons as an integrated sale and not as a separate transaction.

Our CPG customers include many of the leading food, beverage, drug, personal and household product manufacturers. We primarily generate revenue from CPGs through coupons offered through our platform and to a lesser degree, through the sale of advertising. Our retailers include leading grocery, drug and mass market retailers which distribute and accept our coupons. Our retailers also include a broad range of specialty stores, including clothing, electronics, home improvement and many others which generate revenue primarily from offering codes through our platform.

Our mobile solutions include our Grocery iQ and Coupons.com apps. Our Grocery iQ finds and delivers relevant coupons for consumers based on their saved grocery lists. Our Coupons.com app allows consumers to access our coupons and coupon codes from mobile devices. The social channel of our platform is primarily executed through an application programming interface, or API, that enables CPGs to distribute digital coupons directly to brand-specific CPG pages on Facebook.

During 2013, we generated revenues of $167.9 million, representing 50% growth over 2012, a net loss of $11.2 million, representing a decrease of 81% over 2012, and an Adjusted EBITDA income of $1.7 million, as compared to an Adjusted EBITDA loss of $47.3 million for 2012. For information on how we define and calculate Adjusted EBITDA, and a reconciliation of net loss to Adjusted EBITDA, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Industry Overview

Nearly $200 billion is spent annually on trade promotion according to a study by the Promotion Optimization Institute, a trade marketing and merchandising group, and Accenture, a consulting and technology services firm. Total U.S. CPG advertising spending was approximately $34 billion in 2013, consisting of $32 billion in offline advertising spending and $1.8 billion in online advertising spending, compared to $31.5 billion in total U.S. CPG advertising spending in 2012, consisting of $30 billion in offline advertising spending and $1.5 billion in online advertising spending, according to IDC, a marketing research firm. Since Coca-Cola introduced a coupon in the late 1800s, CPGs and retailers have used coupons and other promotions as a core tool to increase sales and drive awareness of their products. Newspapers and direct mail have traditionally been the primary channels for distributing coupons, but particularly with the decline in newspaper readership, the effectiveness of traditional channels has declined. As the percentage of Americans who read a print newspaper continues to decline, U.S. Internet penetration has increased from 59% to 81% from 2002 to 2012, according to research from the ITU World Telecommunication/ICT Indicators Database, 2013. According to an estimate by eMarketer, 73% of Internet users ages 14 and over made at least one purchase online via any device during 2013. In contrast to traditional promotions, digital coupons enjoy higher redemption rates and are more effective. According to a study by NCH, in 2013, digital coupons (including print-at-home and paperless coupons) represented less than 1% of total U.S. CPG coupon distribution volume, but accounted for over 10% of total U.S. CPG coupon redemptions, illustrating the greater effectiveness of digital coupons. According to NCH, the redemption rate for coupons distributed as traditional free standing inserts in the United States was 0.6% in 2013, down from 1.5% in 2000. According to a 2013 study by GfK, a market research company, compared to the average shopper, shoppers that use digital coupons make 25% more trips to the store and spend 13% more per each trip.

We believe that the simplicity of digital coupons is broadening the demographic reach and driving the increased use of digital coupons. eMarketer estimates that 97 million U.S. adults will use digital coupons in 2013. NCH reports that 80.9% of U.S. consumers regularly shop using CPG coupons, including paper and digital coupons, and Experian estimates that 162 million U.S. consumers use CPG coupons. Many of the digital coupons are offered through grocery store loyalty programs. According to the 2013 Colloquy Loyalty Census from LoyaltyOne, a provider of loyalty program services, total memberships in grocery-store loyalty programs totaled approximately 172.4 million in 2012.

The combination of continued CPG and retailer promotion spending, strong consumer demand for digital coupons and the increased effectiveness of digital coupons will offer significant opportunities for a solution that can effectively bring together CPGs, retailers and consumers onto a digital promotion platform that addresses the challenges that each face, further accelerating the shift from traditional to digital promotions.

Challenges for CPGs and Brands

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Difficulty engaging consumers at scale.    The reach of traditional national and regional print promotion channels continues to decline as consumers increasingly use multiple channels to find opportunities to save. At the same time, digital channels are often fragmented in terms of their reach to consumers. Without a platform that can effectively coordinate their promotions across multiple channels, CPGs find it challenging to reach consumers at the scale and timeliness necessary to drive sales.

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Difficulty coordinating promotional channels that are optimized to their retail distribution channels.    To be effective, CPGs must focus their promotional spending on the retailers that carry their product. For example, a brand with retail distribution focused on specific geographies wants to engage consumers in those geographies, or consumers who shop at specific retailers. However, traditional promotional channels make such optimization challenging to do cost effectively.

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Complexity of reaching consumers at the moments critical to influencing their purchase decisions.    CPGs must effectively engage consumers at each of the moments most critical to influencing a consumer’s purchase: in the store, at the point of sale, on the web, on mobile, and on the sites and applications of brands, retailers and content publishers. Many traditional and digital solutions only address certain promotion channels and as a result, are only partially effective.

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Difficulty of integrating with retailer promotion efforts.    Effective promotion by CPGs requires coordination with retailers’ own promotion programs and systems, such as retailer loyalty programs, store circulars, on-shelf promotions and other in-store programs, local TV and radio, and point of sale systems. Without such coordination and integration, digital promotions may be difficult for consumers to find or use and therefore can be less effective.

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Inability to measure and improve the effectiveness of promotions.    Many traditional promotion channels do not offer the ability to track and analyze the origin, timing and utilization of promotions. For example, CPGs cannot determine whether traditional coupons are being used by consumers new to the product nor can CPGs track the utilization rate of coupons while they are in-market. This prevents CPGs from making improvements to promotions in real time or from rapidly applying insights to improve future promotions.

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Lack of security.    The risk of counterfeiting is a potential barrier to CPGs’ adoption and use of digital coupons. Advances in printing technology combined with the inability of traditional coupons to incorporate unique single-use identifiers increases the risk to CPGs and their brands. Many digital solutions do not have the security technology that is required by CPGs.

Challenges for Retailers

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Coordinating CPG promotional spending to drive benefits to the retailer.    Retailers must access and integrate promotional content from a broad selection of CPGs into their own promotional programs, including retailer loyalty programs, store circulars, on-shelf promotions and other in-store applications, local TV and radio, and point of sale systems.

•	Difficulty in engaging digitally savvy consumers with retailer promotions. As consumers increasingly prefer to use digital channels for researching and purchasing products, each retailer faces the challenge of effectively reaching consumers and using digital coupons to drive consumer loyalty.

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Improving the efficiency of redeeming all forms of coupons.    To address different consumer coupon redemption preferences, retailers must be able to deliver and accept coupons in both digital and paper forms or they limit their ability to effectively use a wide range of promotions to drive increased sales and consumer loyalty.

Challenges for Consumers

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Traditional and digital coupons may not be available in the form that a consumer finds easiest to use.    Consumers may prefer to print our coupons for physical redemption while others may prefer to save them digitally to retailer online accounts for automatic digital redemption without the presentation of a physical coupon at the point of sale.

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Difficulty in finding coupons for preferred brands and retailers.    Traditional sources offer coupons for a limited set of products. Digital sources of coupons may also be limited to a particular brand or retailer, or may be limited to e-commerce transactions at specific retailers.

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Lack of personalization.    Coupons have traditionally been distributed through channels with little or no opportunity for coupons to be optimized for specific consumers. Even many digital sources of coupons do not have the necessary breadth of coupons nor information regarding past usage data to personalize the presentation of coupons based on factors such as the consumer’s past purchasing behavior, their shopping list or geography.

Our Solution

We offer a comprehensive digital promotion platform that we have developed over 15 years that allows us to connect CPGs and retailers with consumers. We deliver digital coupons through our platform at scale across multiple channels, enabling CPGs and retailers to deliver promotions and media advertisements to consumers at the point when they are most engaged and likely to make a purchasing decision. By offering CPGs and retailers the ability to advertise on our platform, we also enable an integrated advertising solution that increases the effectiveness of the promotions offered by CPGs on our platform.

Why CPGs and their Brands Choose Us

Our platform’s increasing effectiveness has driven growth in the use of our platform by CPGs. The cohort of all CPGs that used our platform during 2011 increased their promotion spending with us two years later during 2013 by 52% over the amount spent by such cohort during 2011. Such revenue represented 74% of our total revenues in 2013 as compared to 90% of our total revenues in 2011. During 2013, we generated 26% of our revenue, or $43.0 million, from customers who were not CPGs which had previously used our platform during 2011.

Broad and effective reach to retailers and consumers.    The scale and effectiveness of our reach differentiates our platform and enables both national and regional CPGs to optimize the promotion of their products.

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Scale of reach.    We generated revenue from over 1.3 billion transactions during 2013 pursuant to which consumers selected a coupon or redeemed a code offered through our platform. Our network includes retailers operating over 58,000 stores in North America, and approximately 30,000 publishers.

•	Effectiveness of reach. According to a study by GfK commissioned by us, 66% of consumers on the Coupons.com website decided to try a new brand as a result of a coupon they found on the website, and 58% of consumers decided what to purchase on their next shopping trip while visiting the website. Nielsen ranked Coupons.com in the top 100 websites by unique audience in December 2013.

Multi-channel engagement with consumers at key purchasing decision moments.    Our platform allows CPGs to better engage with consumers by enabling multiple touchpoints during a consumer’s shopping experience. For example, a consumer can use our mobile app while they are walking through the aisle of a leading retailer, find a coupon for their favorite detergent, save the coupon directly to the retailer’s loyalty program and receive the discount automatically at the point of sale without the need to present a physical coupon.

Advertising solutions integrated with digital promotions.    We offer advertising solutions that can be integrated with a CPG’s digital promotions. Because consumers are focused on engaging with brands and products when they visit our websites, mobile applications and other consumer touchpoints, these integrated advertising solutions enable CPGs to promote their brand and drive consumer loyalty.

Ability to quickly deploy focused promotion spending for the benefit of specific brands.    Our ability to deploy promotions in days rather than weeks or months provides brands the ability to strategically allocate promotion spending to drive increased sales of their products. For example, when one of our CPGs found out days in advance that one of its competitors was planning on launching a large scale traditional promotion, our customer was able to use our platform to deploy a competitive digital promotion in days and ahead of the competitor’s program that had taken months to plan and execute.

Data-driven optimization of promotions.    We offer integrated measurement tools for campaign planning, and pre-campaign and post-campaign development and analysis. Through our Campaign iQ product, CPGs are able to track and analyze activations, inventory levels, redemption rates and volumes, distribution methods, buying rates, aggregated buyer demographics, and campaign effectiveness statistics in near to real-time. These capabilities enable CPGs to optimize their current in-market promotions, as well as future promotions.

Proven and secure technology.    As an industry leader in implementing and managing security for digital promotions, we have proven technology, systems and processes that enable us to securely manage promotions within our CPGs’ objectives. For digital print coupons, our industry standard Internet plug-in automatically installs security features required to print coupons for in-store use. As a result, our coupons print directly to an installed printer and never appear on a user’s screen or are saved on the user’s computer. In addition, our software creates a secure and encrypted connection that prevents unauthorized print levels. We also maintain one of the leading databases and related technology for product family codes, which enables us to validate coupons for each exact item within a product family. This allows us to help prevent the redemption of a coupon for a smaller size product if the coupon was only intended for a larger product size and, as a result, helps CPGs manage their overall budget allocations.

Why Retailers Choose Us

We enable retailers to effectively capture the benefits of promotion spending.

Use CPG promotion content to increase retailer sales.    We provide retailers with digital promotion content from over 2,000 brands from more than 700 CPGs. Because we offer CPG promotion content from a wide variety of brands within most product categories rather than a single brand for each product category, retailers can choose us as a single, effective platform for CPG promotions. Retailers can integrate promotions from our platform into their point of sale systems, retailer-branded websites, retailer loyalty/rewards programs, mobile applications and social media programs. By offering CPG promotions from our platform through their own digital channels, retailers are able to increase sales of the CPG promoted product at their locations and increase consumer loyalty.

Digital promotion distribution fee.    The retailer receives a distribution fee from us when we generate revenues from a digital promotion transaction on the retailer’s website or through its loyalty reward program. Therefore, retailers benefit from an additional source of revenues not available with traditional coupons, in addition to driving purchases of the CPG products at their stores. We believe this is one of the reasons why retailer partners have directed their CPG partners to increase their use of our platform or to begin using our platform.

Integration with retailer point of sale systems.    We are integrated into the point of sale systems of leading retailers, which often includes their loyalty programs. By enabling automatic redemption of coupons at the point of sale without requiring the consumer to present a physical coupon, our integration provides the following benefits to retailers:

•	promotes consumer purchase of the promoted product at the retailer and strengthens consumer loyalty to the retailer;

•	enables faster and more efficient check-out;

•	improves the consumer’s experience in using promotions; and

•	simplifies processing of coupons with the CPG issuer.

Platform offering manufacturer and retailer specific promotions.    Through our platform, we enable retailers to offer coupon codes on our website and mobile app and those of our publisher network which bring consumers directly to retailers’ websites. Our solution simplifies the shopping process for consumers, increases engagement and allows a retailer to directly drive additional traffic to its stores.

Why Consumers Choose Us

Consumers choose to access digital coupons enabled by our platform due to the wide availability, ease of use, and savings offered on a broad selection of products from a large variety of brands. The Coupons.com brand is highly recognizable and well-trusted by consumers.

Widely available.    Our digital coupons are widely available to consumers and delivered or redeemed through the point of sale and through our web, mobile and social channels and those of our CPGs, retailers and extensive network of publishers.

Easy to use in their preferred format.    We deliver coupons to consumers through our platform however and whenever they prefer. Through our website and mobile applications and those of our publishers, consumers can browse or search for coupons, create shopping lists, download coupons to retailer loyalty cards, print coupons for use in-store, or use a coupon code for web and mobile commerce.

Broad selection of quality coupons.    We generated revenue from over 1.3 billion transactions during 2013 pursuant to which consumers selected a coupon or redeemed a code offered through our platform. These transactions represent a broad selection of product categories and variety within each category. With our platform offering digital coupons from over 2,000 brands across more than 700 CPGs and retailers, we believe that the breadth and quality of our digital coupons makes our platform a one-stop source for consumers looking to plan, shop, discover and save.

Personalized promotions.    Our point of sale solutions and mobile applications help consumers save time and money by optimizing and personalizing the presentation of promotions. A consumer using these products will be presented with a set of optimized promotions based on their prior coupon selections, geography and other demographic and behavioral attributes.

Our Strengths

We are a leading digital promotion platform that connects CPGs and retailers with consumers. Our key strengths include:

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Powerful network effects.    The large and growing base of retailers using our platform has allowed us to attract, retain and grow the digital promotion spending of leading CPGs. The breadth of our offerings from these leading brands enables us to attract and retain a growing and more diverse range of retailers, publishers and consumers. Additional offerings on our platform, in particular point of sale solutions, increase consumer engagement and retailer integration, which enhance the value offered to CPGs.

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Deep integration with retailers.    Our platform provides the promotion content for the web, mobile sites and applications, loyalty rewards and/or point-of-sale systems of our retail partners. Using our integrated platform, CPGs and retailers can closely coordinate trade promotion spending to most effectively engage consumers with their products.

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Extensive publisher network.    Our publisher network multiplies the reach of our promotion platform to consumers and increases the value of our platform to our CPGs and retailers. This network of approximately 30,000 publishers includes many of the top lifestyle, media and specialty sites. We enable these publishers to monetize their web and mobile traffic and drive user engagement by placing coupons and advertising, served by us, in a wide variety of effective ways.

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Secure, proven and proprietary technology for digital coupons.    Our technology provides a secure and trusted end-to-end solution. Our best-in-class technology has proven to meet the complex technical and operational requirements of CPGs and retailers, reflecting the cumulative investments that we have made over the past 15 years.

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Proprietary data on consumer behavior from intent to purchase.    Because of the scale of our platform and our long operating history, we have significant differentiated data on the associated searches, activations, redemptions, shopping list building and social sharing of coupons. We use the insights from this data to enable highly effective promotions and advertising by CPGs and retailers, and in turn provide personalized user experiences to consumers on our platform and on our publisher network.

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Experienced and specialized sales, integration, campaign management and customer support.    We have a team of dedicated specialists with skills and capabilities focused on CPGs, retailers, publishers and consumers. Based on our 15 years of responding, winning and executing against the requests for proposals from the world’s largest CPGs and retailers, we believe that our sales, integration, campaign management and customer support capabilities are difficult to replicate, a key catalyst for the growth of our business.

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Attractive Business Model.    We have invested in the technology, organization and process capabilities required to operate our business at significantly greater scale. In addition, our platform already serves more than 2,000 brands and many of the retailers that are most important to the CPGs that own those brands. As a result, we believe that there is significant operating leverage in our business. Revenues grew from $35.8 million in the quarter ended December 31, 2012 to $52.6 million in the quarter ended December 31, 2013 while operating expenses increased from $32.7 million to $36.5 million. As a result, we generated net income of $1.5 million for the quarter ended December 31, 2013 as compared to a net loss of $9.1 million for the same period in the prior year. We believe that there will be further economies of scale as we further penetrate the CPGs and brands on our platform and deepen our integration with retailers through our in-development new point of sale solution.

Growth Strategy

We intend to grow our platform and our business through the following key strategies:

Increase revenues from CPGs already on our platform.    Based on our experience to date, we believe we have opportunities to continue increasing revenues from our existing CPG customer base through:

•	increasing our share of CPG spending on overall trade promotions and digital coupons;

•	increasing the number of brands that are using our platform within each CPG;

•	increase media advertising spending on our platform; and

•	maximizing lifetime value of consumers across all products.

Deepen integration of retailers with our platforms.    We believe the value of our platform to CPGs increases as we further integrate with retailers’ systems. We intend to continue to invest in technologies and product offerings that further integrate digital promotions into retailers’ in-store and point of sale systems so that CPGs and retailers can more effectively engage consumers.

Grow our current customer base and add new industry segments.    We believe we have the opportunity to significantly grow the number of CPGs and retailers that we serve, thereby increasing the value of our platform to all constituents. In addition, we intend to continue growing our business with other manufacturers and retailers in new industry segments such as convenience and specialty/franchise retail, restaurants and entertainment.

Continue to grow consumer selection and use of our digital promotion offerings.    We plan to continue to innovate and invest in our point-of-sale and mobile solutions and coupon codes. We believe that CPG spending on digital promotions will continue to grow as point of sale and mobile channels offer new opportunities to engage consumers from intent to purchase of their products. We also plan to leverage our reach to consumers and the strength of our digital promotions platform to broaden the selection and use of retailer coupon codes by consumers.

Grow international operations.    The CPGs and retailers on our platform have global operations and we believe that we can opportunistically grow our operations and offerings in existing international markets and partner with our existing clients to enter new geographies in which they operate.

Selectively pursue strategic acquisitions.    We may expand our business through selective acquisitions.

Customers

Our CPG customers include many of the leading food, beverage, drug, personal and household product manufacturers. Our retailers include leading grocery, drug and mass market retailers which distribute and accept our coupons. Our retailers also include a broad range of specialty stores, including clothing, electronics, home improvement and many others which offer codes through our platform.

Our Platform and Solutions

We offer a comprehensive digital promotion platform to connect CPGs and retailers with consumers. Our platform distributes digital promotions at scale across multiple channels enabling

CPGs and retailers to deliver promotions and media advertisements to consumers at the point when they are most engaged and likely to make a purchasing decision. We distribute digital coupons, which includes both coupons and coupon codes. Our digital coupons can be printed and redeemed at any retailer accepting coupons or saved digitally to retailer online accounts for automatic redemption without the presentation of a physical coupon at the point of sale. Our coupon codes are discounts generally offered by retailers that consumers can use in connection with an online or mobile purchase.

Promotional Channels

Our Digital FSI Network.    Through our platform, CPGs and retailers are able to reach shoppers on the web and mobile by offering digital coupons through our extensive network which includes:

•	Coupons.com website and our Coupons.com and Grocery iQ mobile applications;

•	our other separately branded websites, including CouponBug, Kitchme, GroceryiQ, beforeishop and CouponSuzy;

•	CPG and retailer websites and mobile applications, either hosted by us or hosted by them using our APIs; and

•	the websites and mobile apps of approximately 30,000 publishers included in our publisher network.

We have designed and engineered our platform to support personalization and optimization in the delivery of digital coupons. We start with demographic and geography based personalization techniques to ensure that consumers see and can easily access the most relevant coupons. We can also personalize based on which offers the consumer has clicked on and what searches they may conduct on our network as well as the coupons that the consumer previously activated by printing or loading to their loyalty cards and redeeming. In addition, our Grocery iQ website and mobile application deliver personalized coupons based on a consumer’s grocery list.

Retail point of sale solutions.    Our current point of sale solution allows retailers to integrate our digital promotions with their loyalty card programs and point of sale systems. When we integrate with a retailer, we offer cross-functional services to facilitate deep integration between our platform and their systems according to the retailer’s unique technical and business requirements, and after our solution integration goes live, provide technical support and strategic campaign guidance to retailers. With our solution, coupons selected by consumers are reported to the loyalty program of the selected retailer and automatically applied at the time of a purchase when the consumer’s loyalty account is identified.

We are currently finalizing our new Real Time Point of Sale platform, a next generation solution for integrated coupon delivery at the point of sale, to help retailers and brands drive loyalty and engagement with their customers. Our new point of sale solution integrates with the retailer point of sale system to manage the entire flow of digital couponing including: creation, issuance, activation, redemption, validation and clearing. In order to optimize personalization, the platform leverages all the data that is available across various touchpoints – including web, mobile and customer relationship management interactions such as email. The platform also provides real time recommendations of coupons and products, real time reporting, sophisticated targeting and analytics, and a digital receipt platform that helps retailers and brands maintain communication channels with their shoppers. We have entered into exclusive agreements with four leading retailers operating over 20,000 store locations in North America to be the first retailers on our Real Time Point of Sale platform and expect substantive operations to commence during the second half of 2014.

Mobile.    Our mobile solutions enable consumers to organize their shopping trips and search for and select coupons while on the go or walking through the aisles of their preferred retailer. Our

Grocery iQ mobile application is a leading grocery shopping list application that automatically finds relevant coupon offers for consumers based on their grocery lists. Our Grocery iQ app can be accessed through Apple iOS and Android-powered devices or online. Our Grocery iQ mobile application also includes predictive search capabilities and suggests grocery items as coupons available through our platform are automatically matched to the shopping list. Our Coupons.com app allows consumers to access our printable digital coupons, our current point of sale solution and coupon codes directly from Apple iOS and Android-powered devices. We also support mobile web usage for our current point of sale solution and coupon codes.

Publishing Tools

Our platform includes numerous tools we and our CPGs, retailers and publishers use to enhance the effectiveness of their promotions and ability to monetize use of our platform.

Brandcaster.    Our Brandcaster technology powers our affiliate program by enabling third-party publishers to easily display our promotions to visitors on their sites. Brandcaster’s easy-to-use self-service platform allows publishers to produce a look and feel customized to their brand and earn revenues for the coupons that are activated on their site.

CLIP.    Our Content Layout and Integration Platform, or CLIP, is a set of proprietary web services designed for publishers who want greater control and flexibility managing the presentation and application flow of coupons and content in their own website environment. CLIP provides more customization options than our Brandcaster program, and is designed to provide greater flexibility in developing rich and seamless user experiences that meet the growing needs of publisher web sites. We generally provide additional consulting and implementation services for publishers who use CLIP.

Emails.    We send emails to customers, including registered users on our Coupons.com site, including coupon offers that can be customized based upon the user’s interaction with our site.

Social.    We enable CPGs to distribute coupons on their Facebook fan pages in a seamless and fully customizable solution through an API on our platform. They then can manage the look and feel of the experience for consumers. Typically, CPGs will use coupons as an incentive for consumers to “like” their Facebook pages and brands and our application handles the process and tracking.

Bricks.    Our Bricks services include coupons that operate just like the digital coupons that we distribute on Coupons.com and our Digital FSI network, but the CPG is responsible for setting up and driving distribution. For example, our Bricks service may enable a CPG to make available a specific coupon on their website. CPGs are able to leverage our technology to facilitate the printing and tracking of coupons in a secure manner, but the CPG distributes through its own distribution process such as an email campaign or as part of a special promotion on their site.

Media Advertising

We offer media advertising through our platform which provides CPGs and retailers access to an attractive target audience through an integrated media solution that enhances the effectiveness of the promotions offered on our platform and complements their digital promotion activities. Furthermore, we allow CPGs and retailers to take advantage of special promotional opportunities to highlight their brands including special media placements on the site, promoted positions within our coupon galleries and premium placement in our marketing efforts.

We use the data flowing through our platform to understand shopper behavior and intent and use those insights for advertising targeting and analytics. Our data processing systems are able to immediately provide consumer intent to various advertising networks and extend our reach, which effectively increases advertising sales. Currently we can reach users through web, mobile and social channels. For example, we can target consumers on Facebook who have used a particular category of coupon with advertising for that category of product. The quality and real-time nature of our data network enables us to offer campaigns that exceed our clients’ expectations, even as the number of their promotions increases. As our platform and network and audience grows, the value of our data and analytics increases.

Security

Our platform includes a proprietary digital distribution management system to enable CPGs and retailers to securely control the number of coupons distributed by device. Consumers must download and install our Coupon Printer software on their device in order to print coupons which allows us to limit the number of coupons printed. Similar controls are in place for downloading coupons to loyalty cards and other paperless solutions. Each printed coupon carries a unique ID that is encrypted, enabling each coupon to be traced from print to redemption. All of our coupons can be authenticated and validated using this unique code. This unique ID also can be used to detect counterfeit or altered coupons. Our platform allows us to systematically identify and respond to fraudulent and prohibited activities by restricting a device from printing coupons.

Sales and Marketing

We have a team of dedicated, skilled specialists focused on CPGs and retailers. Based on our 15 years of execution for some of the world’s largest CPGs and retailers, we believe that our sales, integration, promotions management and customer support capabilities are difficult to replicate and a key reason for the growth of our business. Much of our sales activity is focused on expanding the number of brands within our existing CPG customers that offer digital promotions through our platform as well as expanding the volume of offers made by the brands currently using our platform. In addition to seeking new CPG and retailer customers, we are focused on continuing to increase the size and breadth of our publisher network. We are also seeking to partner with CPGs and other manufacturers and retailers in new industry segments such as convenience and specialty/franchise retail, restaurants and entertainment.

We sell our solutions through a number of channels in North America and Europe:

•	Full-service sales team. Our full-service sales team focuses its efforts on the largest CPGs and retailers.

•	Industry specialists. Some of our sales representatives are devoted to CPGs in specific industries, such as automotive and entertainment, which have historically spent larger amounts on advertising.

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Inside sales.    Our inside sales team targets advertisers, advertising agency networks and traditional online performance advertisers who have their own advertising capabilities but may need additional sales support.

In addition to sales support during the campaign planning process, our sales representatives provide additional support to CPGs and retailers to ensure that their campaigns are launched and delivered within specified timeframes. Representatives assigned to specific customers review performance metrics and share feedback with the advertiser.

In the normal course of our digital advertising business, we sometimes work with third-party advertising agencies on behalf of their CPG or retailer clients to provide our advertising products that enable our customers to display advertisements to promote their brand on our websites and through our publishers.

We are focused on managing our brand, increasing market awareness and generating new advertiser leads. In doing so, we often present at industry conferences, create custom events and invest in public relations. In addition, our marketing team advertises online, in print and in other forms of media, creates case studies, sponsors research, publishes marketing collateral and undertakes customer research studies.

Technology and Infrastructure

Since inception, we have made significant investments and will continue to invest in developing our differentiated and proprietary solution, aimed at solving the problems of CPGs and retailers in ways that traditional solutions cannot. We are focused on offering a solution that provides measurable results. We have assembled a team of highly skilled engineers and computer scientists with deep expertise across a broad range of relevant disciplines. Key focus areas of our engineering team include:

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Scalable infrastructure.    We use a combination of proprietary and open source software to achieve a horizontally scalable, global, distributed and fault-tolerant architecture, with the goal of enabling us to ensure the continuity of our business, regardless of local disruptions. Our computational infrastructure currently processes millions of events per day and is designed in a way that enables us to add significant capacity to our platform as we scale our business without requiring any material design or architecture modifications. Our private cloud technology infrastructure is hosted across four data centers in co-location facilities in California, Nevada, and Virginia. Two data centers support our current platform and two data centers support our in-development new point of sale solution.

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Redundancy.    Our production infrastructure utilizes a hot failover configuration which allows us to switch server loads, be it a single server or an entire data center, to the other data center within minutes. Data is constantly replicated between sites, and multiple copies at each site provide fast recovery whenever it is requested. Each data center has been designed to handle more than our entire server needs, which enables us to perform platform maintenance, business resumption and disaster recovery without any customer impact.

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Reporting.    Based on the latest technologies, our user interface provides flexible reporting and interactive visualization of the key drivers of success for each advertising campaign. We use these reporting and visualization products internally to manage campaigns and provide advertisers with campaign insights.

•

Security.    Our security policy adheres to established policies to ensure that all data, code, and production infrastructure are secure and protected. Our data centers are SSAE 16 Type II certified, and we have started the PCI DSS certification process. We use our internal team and third parties to test, audit, and review our entire production environment to protect it.

Our research and development expenses were $21.8 million, $40.2 million and $40.1 million during 2011, 2012 and 2013, respectively. We did not capitalize any internal-use software development costs in 2011. We capitalized internal-use software development costs of $16.3 million and $6.8 million during 2012 and 2013, respectively.

Competition

We compete against a variety of different businesses with respect to different aspects of our business, including:

•	traditional offline coupon and discount services, as well as newspapers, magazines and other traditional media companies that provide coupon promotions and discounts on products and services in free standing inserts or other forms, including Valassis Interactive, Inc., News America Marketing Interactive, Inc. and Catalina Marketing Corporation;

•

providers of digital coupons such as Valassis’ Redplum.com and News America Marketing’s SmartSource, companies that offer coupon codes such as RetailMeNot, Inc., Exponential Interactive Inc.’s TechBargains, Savings.com, Inc. and Ebates Performance Marketing, Inc., and companies providing other e-commerce based services that allow consumers to obtain direct or indirect discounts on purchases;

•	Internet sites that are focused on specific communities or interests that offer coupons or discount arrangements related to such communities or interests; and

•	companies offering other advertising and promotion related services.

We believe the principal factors that generally determine a company’s competitive advantage in our market include the following:

•	scale and effectiveness of reach in connecting CPGs and retailers to consumers;

•	ability to attract consumers to use digital coupons delivered by it;

•	platform security, scalability, reliability and availability;

•	number of channels by which a company engages with consumers;

•	integration of products and solutions;

•	rapid deployment of products and services for customers;

•	breadth, quality and relevance of the company’s digital coupons;

•	ability to deliver digital coupons that are widely available and easy to use in consumers’ preferred form;

•	integration with retailer applications;

•	brand recognition;

•	quality of tools, reporting and analytics for planning, development and optimization of promotions; and

•	breadth and expertise of the company’s sales organization.

While we believe we compete effectively with respect to the factors identified above, we may face increasing competition from larger or more established companies that seek to enter our market or from smaller companies that launch new products and services that we do not offer and that could gain market acceptance.

Culture and Employees

We are proud of our company culture and consider it to be one of our competitive strengths. Our culture helps drive our business and compete for talented employees in a highly competitive market. We seek to offer an environment that allows our employees to thrive and grow. We are proud to have been named one of the Top Work Places in the Bay Area for 2012 and 2013 by the Bay Area News Group.

As of December 31, 2013, we had 469 full-time employees, consisting of 447 employees in the United States and 22 employees internationally.

Intellectual Property

We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks and domain names to protect our intellectual property. We pursue the registration of our copyrights, trademarks, service marks and domain names in the United States and in certain locations outside the United States. As of December 31, 2013, we hold or have exclusive rights to 14 issued patents in the United States and nine patents that have been issued outside of the United States with terms expiring between 2016 and 2031. Additionally, we have 45 patent applications pending in the United States and as well as additional patent applications pending in Europe and other international jurisdictions.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time- consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We have been subject to in the past, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Facilities

Our principal executive offices are located in Mountain View, California, and include four buildings totaling approximately 110,000 square feet under leases expiring from October to December, 2016. We maintain additional leased spaces in Santa Clara, California as well as Ohio, Texas, Indiana and the United Kingdom. We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Litigation

We are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors:

Name	Age	Title
Steven R. Boal	48	Chief Executive Officer, President and Director
Mir Aamir	41	Chief Financial Officer and Chief Operating Officer
Richard Hornstein	51	General Counsel
Michael Walsh	54	Chief Security Officer, Head of Research & Development and Director
Shachar Torem	43	Senior Vice President of Sales
David E. Siminoff(1)(2)	49	Director
Dawn Lepore(1)(2)(3)	59	Director
Andrew Jody Gessow(1)(3)	56	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Steven R. Boal founded Coupons and has served as our President and Chief Executive Officer since our inception in 1998. Prior to founding Coupons, Mr. Boal served as Vice President of Business Development for Integral Development Corporation, a privately held financial software company. Mr. Boal holds a B.A. from the State University of New York at Albany. We have determined that Mr. Boal’s perspective, operational and historical expertise gained from his experience as our founder, President, Chief Executive Officer and one of our largest stockholders, make him a critical member of our board of directors.

Mir Aamir has served as our Chief Financial Officer and Chief Operating Officer since October 2013. From March 2011 to October 2013, Mr. Aamir served as President of Customer Loyalty and Digital Technologies at Safeway, Inc. From January 2008 to February 2011, Mr. Aamir served as Senior Vice President of Marketing Strategy and Financial Planning and Analysis and Pricing and Shopper Card at Safeway, Inc. From May 2005 to December 2007, Mr. Aamir served as Group Vice President, Financial Planning and Analysis for all of Safeway’s U.S. business units. Mr. Aamir holds a B.B.A. and an M.B.A. from the Institute of Business Administration, University of Karachi and an M.B.A. from the University of Chicago Booth School of Business.

Richard Hornstein has served as our General Counsel since March 2011. He also served as our Chief Financial Officer from December 2009 to October 2013. From July 2008 to December 2009, Mr. Hornstein served as Managing Director of Financial Intelligence, LLC, an accounting services firm. From January 2007 to May 2008, he was Chief Financial Officer at LogLogic, Inc., a provider of log and security management solutions. Mr. Hornstein holds a B.A. from Queens College, a J.D. from Duke University, and a Masters of Law in Taxation from New York University. Mr. Hornstein received his certification as a public accountant in New York (inactive).

Michael Walsh has served as our Chief Security Officer and Head of Research & Development since January 2009 and served as our Chief Technology Officer from October 2005 to January 2009. From November 1998 to September 2005, Mr. Walsh served as our Vice President of Engineering. From 1989 to 1994, Mr. Walsh served as Chief Architect at TriStar Market Data, Inc., the developers of MarketMax, a real-time stock-quote distribution system. Mr. Walsh holds a B.S. from California Institute of Technology and an M.S. from Northwestern University. We have determined that Mr. Walsh is qualified to serve as a member of our board of directors because of his substantial operational and technical expertise gained through leading technology direction and development at Coupons.

Shachar Torem has served as our Senior Vice President of Sales since January 2012. Previously, Mr. Torem served as our Vice President of Sales from January 2011 to December 2011 and as our Regional Vice President, Central Sales from August 2009 to December 2010. From January 2008 to August 2009, Mr. Torem served as Executive Director of Business Development at Catalina Marketing Corporation, a provider of in-store electronic marketing services. Mr. Torem holds a B.S. from Miami University and an M.B.A. from Western Michigan University.

Non-Employee Directors

David E. Siminoff has served on our board of directors since December 2010. Mr. Siminoff is the Founder and has been Chief Creative Officer at Shmoop University, Inc., an educational digital publication company, since December 2008 and was Chief Investment Officer and Co-Portfolio Manager at Thompson Peak Capital, LLC from January 2009 to December 2011. From February 2007 to November 2008, Mr. Siminoff was a partner at Venrock, a venture capital firm. Mr. Siminoff holds a B.A. from Stanford University, an M.F.A. from University of Southern California and an M.B.A. from Stanford Graduate School of Business. We have determined that Mr. Siminoff is qualified to serve as a member of our board of directors because of his substantial operational and financial expertise gained from holding executive positions at various technology companies and from his experience in the venture capital industry.

Dawn Lepore has served on our board of directors since February 2012. Ms. Lepore served as Interim Chief Executive Officer of Prosper Funding, LLC, an online peer-to-peer lending platform, from March 2012 to January 2013 and as Chairman and Chief Executive Officer of Drugstore.com, Inc., an online retailer of health and beauty care products from October 2004 until its sale to Walgreen Co. in June 2011. Ms. Lepore currently serves as a member of the board of directors of AOL Inc., RealNetworks, Inc. and TJX Companies. Previously, Ms. Lepore served as a member of the board of directors of eBay Inc. and the New York Times Company. Ms. Lepore holds a B.A. from Smith College. We have determined that Ms. Lepore is qualified to serve as a member of our board of directors because of the breadth of her operational background and experience as an executive and director at a diverse range of online consumer, Internet technology and retail companies.

Andrew Jody Gessow has served on our board of directors since May 2013. Mr. Gessow is currently a senior advisor and private equity investor at Divco West Real Estate Services, Inc., a real estate investment firm, which he joined in January 2012. From May 2007 through December 2011, Mr. Gessow was the West Coast Partner and Managing Director of One Equity Partners LLC, the private equity platform of J.P. Morgan Chase & Co. Mr. Gessow holds a B.B.A. in Business Administration from Emory University and an M.B.A. from Harvard University. We have determined that Mr. Gessow is qualified to serve as a member of our board of directors because of his experience in both managing and evaluating companies as an executive officer, board member and investor.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to our amended and restated certificate of incorporation and our amended and restated bylaws which will become effective immediately prior to the completion of this offering. Our board of directors currently consists of five members, three of whom qualify as “independent” under the listing standards of the NYSE. Our board of directors will be divided into three classes with staggered three-year terms as follows:

•	Class I directors will be Michael Walsh and David Siminoff, and their terms will expire at the annual general meeting of stockholders to be held in 2015;

•	Class II directors will be Steven Boal and Dawn Lepore, and their terms will expire at the annual general meeting of stockholders to be held in 2016; and

•	Class III director will be Andrew Jody Gessow and his term will expire at the annual general meeting of stockholders to be held in 2017.

The authorized number of directors may be changed only by resolution of our board of directors. This classification of our board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control of our company or management.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Gessow and Siminoff and Ms. Lepore do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Board Committees

Our board of directors has established an audit committee, compensation committee and a nominating and corporate governance committee and may establish other committees from time to time. Our board of directors has adopted a written charter for each of the audit committee, the compensation committee and the nominating and corporate governance committee that satisfy the listing standards of the NYSE. Following the completion of this offering, the full text of these charters will be available on our corporate website at www.couponsinc.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and such information should not be considered part of this prospectus.

Audit Committee

Our audit committee is comprised of Messrs. Gessow and Siminoff and Ms. Lepore, with Mr. Siminoff serving as our audit committee chairperson. Our board of directors has determined that all of the members of the audit committee possess the level of financial literacy and sophistication required under the listing standards of the NYSE, and that Mr. Siminoff is an audit committee financial expert as defined by SEC rules. Our board of directors has also determined that Messrs. Gessow and Siminoff and Ms. Lepore satisfy the independence requirements of audit committee members under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Upon the completion of this offering, our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining and overseeing our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing, with our independent registered public accounting firm, all critical accounting policies and procedures;

•	reviewing with management the adequacy and effectiveness of our internal control structure and procedures for financial reports;

•

reviewing and discussing with management and our independent registered public accounting firm our annual audited financial statements and any certification, report, opinion or review rendered by our independent registered public accounting firm;

•	reviewing and investigating conduct alleged to be in violation of our code of conduct;

•	reviewing and approving related party transactions;

•	preparing the audit committee report required in our annual proxy statement; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Compensation Committee

Our compensation committee is comprised of Ms. Lepore and Mr. Siminoff, with Ms. Lepore serving as our compensation committee chairperson, each of whom satisfies the independence requirements under the applicable rules and regulations of the SEC and the listing standards of the NYSE. In addition, each member of our compensation committee qualifies as a “non-employee director” as defined pursuant to Rule 16b-3 promulgated under the Exchange Act and an “outside director” for purposes of Section 162(m) of the Code.

Upon the completion of this offering, our compensation committee will be responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	reviewing and approving the following compensation for our Chief Executive Officer and our other executive officers: salaries, bonuses, incentive compensation, equity awards benefits and perquisites;

•	recommending the establishment and terms of our incentive compensation plans and equity compensation plans, and administering such plans;

•	recommending compensation programs for directors;

•	preparing disclosures regarding executive compensation and any related reports required by the rules of the SEC;

•	making and approving grants of options and other equity awards to all executive officers, directors and all other eligible individuals; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

In carrying out these responsibilities, the compensation committee will review all components of executive compensation for consistency with our compensation philosophy and with the interests of our stockholders.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Ms. Lepore and Mr. Gessow, with Ms. Lepore serving as our nominating and corporate governance committee chairperson, each of whom satisfies the independence requirements under applicable rules and regulations of the SEC and the listing standards of the NYSE.

Our nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying qualified director nominees and recommending nominees for each annual meeting of stockholders;

•	developing, recommending and reviewing corporate governance principles and a code of conduct applicable to us;

•	assisting our board of directors in its evaluation of the performance of our board of directors and each committee thereof; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees and will be available on our corporate website following the completion of the offering. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules and exchange requirements.

Director Compensation

Our non-employee directors do not currently receive, and did not receive in 2013, any cash compensation for their service on our board of directors and committees of our board of directors. We do reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. The following table provides information regarding total compensation that was granted to our non-employee directors during the year ended December 31, 2013.

Name	Option Awards(1)	Total
John H. Burbank III(2)	$—	$—
David E. Siminoff	—	—
Dawn Lepore	—	—
Andrew Jody Gessow	271,200	271,200

(1)

The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the fiscal year, as computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 9 to our notes to consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)	Mr. Burbank resigned as a member of our board of directors in October 2013.

Directors who are also our employees receive no additional compensation for their service as a director. During 2013, two directors, Mr. Boal, our President and Chief Executive Officer, and Mr. Walsh, our Chief Security Officer and Head of Research & Development, were employees and did not receive any additional compensation for their services as directors.

In November 2013, the board of directors, upon the recommendation of our compensation committee, adopted a policy for the compensation for our non-employee directors, or the Outside Directors, effective as of the date of this offering. Outside Directors will receive compensation in the form of equity granted under the terms of our 2013 Equity Incentive Plan, or the 2013 Plan, and cash, as described below:

Equity Compensation

IPO grant.    On the date of this offering, each Outside Director will automatically be granted a stock option with a grant date value of $150,000, or the Initial Option. The shares underlying the Initial Option will vest and, if applicable, become exercisable, as to 25% of the shares of our common stock subject to the options on each annual anniversary of the date of grant.

Annual award.    On the date of each annual meeting of our stockholders, each Outside Director who has served on our board of directors for at least the preceding six months will be granted a stock option with a grant date value of $100,000, or the Annual Option. All of the shares underlying the Annual Option will vest and become exercisable upon the earlier of (i) the day prior to the next year’s annual meeting of stockholders or (ii) one year from the grant date, subject to continued service as a director through the applicable vesting date.

The exercise price per share of each stock option granted under the outside director compensation policy will be the fair market value of a share of our common stock, as determined in accordance with our 2013 Plan, on the date of the option grant. With respect to the Initial Option and Annual Option, the grant date value will be computed in accordance with the Black-Scholes option valuation methodology or such other methodology our board of directors or compensation committee may determine.

Cash compensation.    Each Outside Director will receive an annual retainer of $30,000 in cash for serving on our board of directors.

The chairperson and members of the three standing committees of our board of directors will be entitled to the following annual cash retainers:

Board Committee	Chairperson Fee	Member Fee
Audit Committee	$15,000	$7,500
Compensation Committee	10,000	5,000
Nominating and Corporate Governance Committee	5,000	2,500

All cash retainers will be paid in quarterly installments to each Outside Director who has served in the relevant capacity for the immediately preceding fiscal quarter no later than 30 days following the end of such preceding fiscal quarter. An Outside Director who has served in the relevant capacity for only a portion of the immediately preceding fiscal quarter will receive a prorated payment of the quarterly payment of the applicable annual cash fee. The first payment of cash retainers under the policy will be pro-rated for the service period between the date of this offering and the end of the quarter in which this offering occurs.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by, or paid to our Chief Executive Officer and two other mostly highly compensated individuals who served as our executive officers during the year ended December 31, 2013. Throughout this prospectus, these three officers are referred to as our named executive officers:

•	Steven R. Boal, our President and Chief Executive Officer;

•	Richard Hornstein, our General Counsel and former Chief Financial Officer; and

•	Shachar Torem, our Senior Vice President of Sales.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during the years ended December 31, 2012 and 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Steven R. Boal
President and Chief Executive Officer	2012	425,003	—	—	502,800	—	(2)	927,803
	2013	429,691	—	—	6,664,620	465,804	(4)	7,560,115
Richard Hornstein
General Counsel and former Chief Financial Officer(3)	2012	300,000	100,000	—	251,400	188,559	(4)	839,959
	2013	309,375	100,000	—	1,174,230	313,635	(4)	1,897,240
Shachar Torem
Senior Vice President of Sales	2012	250,000	—	319,500	—	343,000	(5)	912,500
	2013	250,000	—	370,000	—	402,500	(5)	1,022,500

(1)

The amounts reported reflect the aggregate grant date fair value of option awards and RSUs granted during the year as computed in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are discussed in Note 9 to our notes to consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)	Mr. Boal waived his right to receive any payments earned under our executive bonus plan.
(3)	Mr. Hornstein ceased to serve as our Chief Financial Officer in October 2013 and continues to serve as our General Counsel.
(4)	The amounts represent payments earned under our executive bonus plan. Amounts earned were paid annually, with such payments being made within 60 days after the end of the fiscal year.
(5)	The amounts represent the total performance-based commissions earned and payable under our sales incentive compensation plan established for Mr. Torem.

Outstanding Equity Awards as of December 31, 2013

The following table sets forth information regarding equity awards held by our named executive officers at December 31, 2013.

	Option Awards						Stock Awards(2)
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Steven R. Boal	11/12/2004	(4)	63,256	—	0.2688	11/12/2014	—	—
	1/19/2007	(4)	240,000	—	0.2688	1/19/2017	—	—
	4/18/2011	(4)(5)	106,666	53,334	3.675	4/17/2021	—	—
	2/7/2012	(4)(5)	91,666	108,334	5.325	2/6/2022	—	—
	2/7/2013	(4)(5)	—	240,000	3.70	2/6/2023	—	—
	11/14/2013	(4)(5)	—	600,000	8.65	11/13/2023	—	—
	11/14/2013	(4)(5)	—	800,000	25.00	11/13/2023	—	—
	11/14/2013	(4)(5)	—	600,000	16.25	11/13/2023	—	—
Richard Hornstein	3/12/2010	(4)(5)(8)	533,197	—	3.675	3/11/2020	—	—
	4/18/2011	(4)(5)(9)	36,715	18,357	3.675	4/17/2021	—	—
	2/7/2012	(4)(5)(10)	45,833	54,166	5.325	2/6/2022	—	—
	2/7/2013	(4)(5)(11)	—	159,999	3.70	2/6/2023	—	—
	11/14/2013	(4)(5)(12)	—	199,999	8.65	11/13/2023	—	—
Shachar Torem	8/31/2009	(4)(5)	43,333	—	0.375	8/30/2019	—	—
	1/14/2011	(4)(6)	246,666	73,334	3.675	1/13/2021	—	—
	4/18/2011	(4)(7)	48,000	24,000	3.675	4/17/2021	—	—
	2/7/2012	(2)	—	—	—	2/6/2019	60,000	—
	2/7/2013	(2)	—	—	—	2/6/2020	100,000	—

(1)	This column represents the fair value of a share of our common stock on the date of grant, as determined by our board of directors.
(2)

The shares of our common stock underlying the RSUs will vest upon the satisfaction of both a service condition and a liquidity-event condition. The liquidity-event condition will be satisfied on the earlier of (i) six months after the effective date of the initial public offering of our common stock pursuant to an effective registration statement filed under the Securities Act, or (ii) March 15 of the calendar year following the year in which the initial public offering was declared effective; and (iii) the time immediately prior to the consummation of a change in control.

(3)

The market price for our common stock is based upon the assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(4)

The shares subject to the stock option vest over a four-year period as follows: 25% of the shares underlying the options vest on the one-year anniversary of the vesting commencement date and thereafter 1/48th of the shares vest each month, subject to continued service with us through each vesting date.

(5)	Option is subject to accelerated vesting upon a qualifying termination of the executive’s employment with us within twelve months following a change in control.
(6)	Consists of (i) an incentive stock option to purchase 105,188 shares and (ii) a nonstatutory stock option to purchase 214,812 shares, both of which have identical expiration dates and exercise prices.
(7)	Consists of (i) an incentive stock option to purchase 6,000 shares and (ii) a nonstatutory stock option to purchase 66,000 shares, both of which have identical expiration dates and exercise prices.
(8)	Consists of (i) an incentive stock option to purchase 44,841 shares and (ii) a nonstatutory stock option to purchase 488,356 shares, both of which have identical expiration dates and exercise prices.
(9)	Consists of (i) an incentive stock option to purchase 18,357 shares and (ii) a nonstatutory stock option to purchase 36,715 shares, both of which have identical expiration dates and exercise prices.
(10)	Consists of (i) an incentive stock option to purchase 29,271 shares and (ii) a nonstatutory stock option to purchase 70,728 shares, both of which have identical expiration dates and exercise prices.
(11)	Consists of (i) an incentive stock option to purchase 27,697 shares and (ii) a nonstatutory stock option to purchase 132,302 shares, both of which have identical expiration dates and exercise prices.
(12)	Consists of (i) an incentive stock option to purchase 8,708 shares and (ii) a nonstatutory stock option to purchase 191,291 shares, both of which have identical expiration dates and exercise prices.

Executive Bonus Plan

Steven R. Boal, our President and Chief Executive Officer, and Richard Hornstein, our General Counsel and former Chief Financial Officer, participated in our executive bonus plan which provided for cash payments based upon achievement of specified performance objectives. For the year ended December 31, 2012, Mr. Boal waived his right to receive any payments earned under our executive bonus plan.

Mr. Boal’s performance objectives included achievement of annual corporate EBITDA and revenue targets. Mr. Hornstein’s performance objectives included achievement of annual corporate EBITDA targets and other management objectives. Following the end of year, our board of directors reviewed the achievement of each participant’s objectives and approved the cash incentive payment amounts described in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Sales Incentive Compensation Plan

Shachar Torem, our Senior Vice President of Sales, did not participate in our executive bonus plan, but instead participated in a sales incentive compensation plan based on achievement of certain specified annual sales targets. The amounts earned under his incentive compensation opportunity were calculated by multiplying his effective commission rate by the achieved sales targets. In addition, the plan provided that Mr. Torem’s effective commission rate would be increased if he exceeded his annual sales target. Under the terms of this plan, commissions were payable following the close of the year in which the commissions were earned. Sales incentive awards may be advanced after the close of each quarter but are subject to offset or deduction by the company if the advanced amount is not earned at the end of the year.

Executive Employment Arrangements

Steven R. Boal

We have not entered into an employment agreement with Steven R. Boal, our founder, President and Chief Executive Officer, and his employment is at-will. We may enter into such an agreement with him in the future. Mr. Boal’s current base salary is $450,000 and his target annual bonus is 85% of his base salary. Mr. Boal is also eligible to participate in the employee benefit plans made available to most of our other employees.

Richard Hornstein

Richard Hornstein, our General Counsel and former Chief Financial Officer is employed pursuant to an offer letter dated February 4, 2014, which supersedes a prior offer letter dated December 11, 2009, as amended, which sets forth the terms and conditions of his employment with us. This employment agreement has no specific term and constitutes at-will employment. Mr. Hornstein’s current annual base salary is $350,000 and his annual target bonus is 60% of his base salary. Mr. Hornstein is also eligible to participate in employee benefit plans that are generally available to most of our other employees.

Under his offer letter, if Mr. Hornstein’s employment with us is terminated without “cause” or for “good reason” (as such terms are defined in his offer letter), he will be eligible to receive certain severance benefits, the conditions of which vary depending on whether such termination occurs before or after a change in control. If termination occurs prior to a change in control, Mr. Hornstein will be eligible to receive (a) a lump sum payment equal to twelve months of his then-current base salary, (b) a lump sum payment equal to his annual bonus, pro-rated for his period of service during the fiscal year of his termination, and (c) reimbursement of COBRA payments made for twelve months after separation of service. If Mr. Hornstein’s termination occurs within twelve months following a change in control, Mr. Hornstein will be eligible to receive the amounts described in the preceding sentence, and in addition, full vesting of the options subject to acceleration as described in the terms of his offer letter. In each case, receipt of these severance benefits is contingent upon Mr. Hornstein executing a settlement agreement and general release of claims in favor of us and our affiliates.

Shachar Torem

Shachar Torem, our Senior Vice President of Sales, is employed with us pursuant to an offer letter dated February 10, 2014, which supersedes a prior offer letter dated July 24, 2009, which sets forth the terms and conditions of his employment. This employment constitutes at-will employment. Mr. Torem’s current annual base salary is $250,000 and he participates in our sales incentive plan. Mr. Torem is also eligible to participate in the employee benefit plans made available to most of our other employees.

Under Mr. Torem’s offer letter, upon his termination without “cause” (as defined in his offer letter), Mr. Torem is entitled to receive payment of his salary at the current rate for twelve months.

Mir Aamir

Mir Aamir, our Chief Financial Officer and Chief Operating Officer, is employed with us pursuant to an offer letter dated February 18, 2014, which supersedes a prior offer letter dated October 11, 2013, which sets forth the terms and conditions of his employment with us. The offer letter has no specific term and constitutes at-will employment. Mr. Aamir’s current base salary is $450,000 and his annual target bonus is 50% of his base salary. Mr. Aamir is also eligible to participate in employee benefit plans that are generally available to most of our employees.

Mr. Aamir also received a one-time sign-on bonus in the amount of $100,000 following Mr. Aamir’s thirtieth day of employment with us. If Mr. Aamir leaves our company other than for “good reason” or if he is terminated for “cause” (both as defined in his offer letter) within one year of his first date of employment, he will be required to reimburse us for a pro-rated amount of his sign-on bonus.

In November 2013, Mr. Aamir was granted RSUs to acquire 383,973 shares of our common stock. The RSUs will vest upon satisfaction of a service condition and a liquidity event condition. The service condition is satisfied as to 25% of the RSUs on each of the first four anniversaries of the vesting commencement date, provided that Mr. Aamir remains an employee through the applicable anniversary date. The liquidity event condition is satisfied upon the earlier of (i) six months after the effective date of the initial public offering, (ii) March 15 of the calendar year following the year in which the initial public offering was declared effective, or (iii) the date of the consummation of a change in control.

In addition, Mr. Aamir was granted an option to purchase 383,972 shares of our common stock at an exercise price of $8.65 per share. The option will vest over a four year period as follows: 25% of the shares of our common stock subject to the option will vest of the first anniversary of the vesting commencement date and 1/48th of the shares of our common stock subject to the option will vest each monthly anniversary thereafter.

Under his offer letter, if Mr. Aamir’s employment is terminated without “cause” or for “good reason” (as such terms are defined in his offer letter), he will be eligible to receive certain severance benefits, the conditions of which vary depending on whether such termination occurs in connection with a change in control. For any termination without “cause” or for “good reason,” Mr. Aamir will be eligible to receive (a) acceleration of vesting of 25% of the total RSU grant, (b) acceleration of vesting of 25% of the total option grant, (c) payment of twelve months of salary, and (d) continuation of the same level of health care and benefits as in effect for Mr. Aamir and his dependents for one year following termination, including reimbursement of COBRA premiums for up to twelve months from the termination date or until Mr. Aamir obtains substantially similar coverage under another employer’s group insurance plan. If Mr. Aamir’s employment is terminated without “cause” or for “good reason” within twelve months following or three months prior to a change in control, Mr. Aamir will be eligible to receive the cash and medical benefits described above, and, full vesting of the RSU and option grants. Receipt of these severance benefits is contingent upon Mr. Aamir executing and not revoking a general release of claims in favor of us and our affiliates.

Limitations of Liability; Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

•	for any breach of a duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper benefit; or

•

for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws to be effective immediately prior to the completion of this offering provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that our indemnity agreements and our amended and restated certificate of incorporation and bylaw provisions to be effective immediately prior to the completion of this offering are necessary to attract and retain qualified person as directors and executive officers.

Indemnity Agreements

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we expect to enter into indemnification agreements with each of our directors and executive officers prior to the completion of the offering. These agreements generally provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity, to the extent indemnifiable under the law. We believe that these charter and bylaw provisions and indemnity agreements are necessary to attract and retain qualified persons as directors and executive officers. Furthermore, as is typical, we have obtained director and officer liability insurance to cover both us and our directors and officers for liabilities that may be incurred in connection with their services to us, and expect to increase the program limits upon completion of this offering.

Employee Benefit and Equity Incentive Plans

2013 Equity Incentive Plan

In October 2013, our board of directors adopted, and our stockholders approved, our 2013 Plan. We intend to use the 2013 Plan following the completion of this offering to provide incentives that will assist us to attract, retain and motivate employees, including officers, consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance shares and units and other cash-based or stock-based awards.

A total of 4,000,000 shares of our common stock are initially authorized and reserved for issuance under the 2013 Plan. This reserve will automatically increase on January 1, 2015 and each subsequent anniversary through 2023, by an amount equal to the smaller of (a) 4% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by our board of directors. This reserve also will be increased by up to an additional 7,200,000 shares, to include (a) any shares remaining available for grant under our 2006 Stock Plan, as amended and restated, or the 2006 Plan, at the time of its termination and (b) shares that would otherwise be returned to the 2006 Plan or to our 2000 Stock Plan, as amended and restated, or the 2000 Plan, upon the expiration or termination of awards granted under those plans.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2013 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2013 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2013 Plan.

The 2013 Plan generally will be administered by the compensation committee of our board of directors. Subject to the provisions of the 2013 Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. However, the compensation committee may delegate to one or more of our officers the authority to grant awards to persons who are not officers or directors, subject to certain limitations contained in the 2013 Plan and award guidelines established by the committee. The compensation committee will have the authority to construe and interpret the terms of the 2013 Plan and awards granted under it. The 2013 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2013 Plan.

The 2013 Plan will authorize the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

Awards may be granted under the 2013 Plan to our employees, including officers, directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•

Stock options.    We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•

Stock appreciation rights.    A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

•

Restricted stock.    The administrator may grant restricted stock awards either as a bonus or as a purchase right at a price determined by the administrator. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

•

Restricted stock units.    RSUs represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of RSUs have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant RSUs that entitle their holders to dividend equivalent rights.

•

Performance awards.    Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2013 Plan, such as revenue, gross margin, net income or total stockholder return. To the extent earned, performance awards may be settled in cash, in shares of our common stock or a combination of both in the discretion of the administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•

Cash-based awards and other stock-based awards.    The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2013 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2013 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The 2013 Plan will also authorize the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The 2013 Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the 2013 Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

2013 Employee Stock Purchase Plan

In October 2013, our board of directors adopted, and our stockholders approved, our 2013 Employee Stock Purchase Plan, or the ESPP.

A total of 1,200,000 shares of our common stock are initially authorized and reserved for issuance under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1, 2015 and each subsequent anniversary through 2023, equal to the smallest of:

•	400,000 shares;

•	0.5% of the issued and outstanding shares of our common stock on the immediately preceding December 31; or

•	such other amount as may be determined by our board of directors.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

The compensation committee of our board of directors will administer the ESPP and have full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the ESPP.

All of our employees, including our named executive officers, and employees of any of our subsidiaries designated by the compensation committee are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year, subject to any local law requirements applicable to participants in jurisdictions outside the United States. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock or options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock; or

•

holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

Our ESPP is intended to qualify under Section 423 of the Code but also permits us to include our non-U.S. employees in offerings not intended to qualify under Section 423. The ESPP will typically be implemented through consecutive six-month offering periods, generally starting on the first trading days of May and November of each year, except for the first such offering period, which will commence on a date to be determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates. The administrator may vary certain terms and conditions of separate offerings for employees of our non-U.S. subsidiaries where required by local law or desirable to obtain intended tax or accounting treatment.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible cash compensation, which includes a participant’s regular base wages or salary and payments of overtime, shift premiums and paid time off before deduction of taxes and certain compensation deferrals.

Amounts deducted and accumulated from participant compensation, or otherwise funded in any participating non-U.S. jurisdiction in which payroll deductions are not permitted, are used to purchase shares of our common stock at the end of each offering period. Unless otherwise provided by the administrator, the purchase price of the shares will be 85% of the fair market value of our common stock on the purchase date. In any event, the purchase price in any offering period may not be less than 85% of the fair market value of our common stock on the first day of the offering period or on the purchase date, whichever is less. Participants may end their participation at any time during an offering period and will receive a refund of their account balances not yet used to purchase shares. Participation ends automatically upon termination of employment with us.

Each participant in an offering will have an option to purchase for each full month contained in the offering period a number of shares determined by dividing $2,083.33 by the fair market value of a shares of our common stock on the first day of the offering period or 80 shares, if less, and except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest unless otherwise required by a participant’s local law.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

Our ESPP will continue in effect until terminated by the administrator. The compensation committee has the authority to amend, suspend or terminate our ESPP at any time.

2006 Stock Plan

Our 2006 Plan was initially adopted by our board of directors in January 2006 and approved by our stockholders in February 2006. The 2006 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase rights and RSUs to our employees, including officers, directors and consultants or those of any parent or subsidiary corporation. As of December 31, 2013, a total of 11,116,201 shares of common stock had been issued under the 2006 Plan, options and RSU awards for 16,425,442 shares of common stock were outstanding and 2,035,282 shares of common stock remained available for future grant under this plan. The options outstanding as of December 31, 2013 had a weighted-average exercise price of $6.22 per share.

We will not grant any additional awards under our 2006 Plan following the completion of this offering. Instead, we will grant equity awards under our 2013 Plan. However, the 2006 Plan will continue to govern the terms and conditions of all outstanding awards granted under the 2006 Plan.

Our board of directors currently administers the 2006 Plan. Subject to the provisions of the 2006 Plan, the administrator determines the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The administrator is authorized to interpret the provisions of the 2006 Plan and individual award agreements, and all decisions of the administrator are final and binding on all persons.

Options granted under the 2006 Plan generally vest 25% on the first anniversary of a stated vesting commencement date, with the remainder vesting ratably over the next 36 months, subject to the participant’s continued service through each applicable date. Under our 2006 Plan, the administrator has the authority to grant options with early exercise rights, subject to forfeiture of any shares remaining unvested upon termination of service, and to provide for accelerated vesting.

Generally, RSU awards granted under the 2006 Plan vest only upon the first to occur of the initial public offering of our common stock or a change in control during the term of the award, subject to the participant’s satisfaction of a service requirement. The participant service requirement is generally satisfied in four equal annual installments measured from a specified vesting commencement date. We will issue one share of our common stock in settlement of each vested RSU, and, in the case of our initial public offering, by no later than March 15 following the year in which the offering is declared effective or the later date on which the applicable service requirement is satisfied.

The standard form of award agreement under our 2006 Plan provides that the participants will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock or any rights to acquire our stock for 180 days following this offering.

Our 2006 Plan provides that the administrator may adjust the number and class of shares that may be delivered under the plan and each outstanding award and the price of shares under the award in order to preserve the plan’s intended benefits upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations, mergers or consolidations. The 2006 Plan further provides that if, in the event of a merger or change in control, any award is not assumed or replaced with an equivalent substitute award by the successor corporation, then such award will fully vest and be subject to settlement or will become fully exercisable, if applicable, for a specified period prior to the corporate transaction. The award will then terminate upon the expiration of the specified time period.

2000 Stock Plan

Our board of directors adopted and our stockholders initially approved our 2000 Plan in March 2000. The 2000 Plan authorized the grant of incentive stock options and nonstatutory stock options and the direct award or sale of shares of our common stock to our employees, including officers, directors and consultants or those of any parent or subsidiary corporation. Following its expiration in March 2010, no further awards were granted under the 2000 Plan. However, the 2000 Plan will continue to govern the terms and conditions of all outstanding awards granted under that plan, and our board of directors administers these awards.

As of December 31, 2013, a total of 8,003,272 shares of common stock had been issued under the 2000 Plan and options for 731,456 shares of common stock remained outstanding. The options outstanding as of December 31, 2013 had a weighted-average exercise price of $0.25 per share.

Options granted under the 2000 Plan generally vest 25% on the first anniversary of a stated vesting commencement date, with the remainder vesting ratably over the next 36 months, subject to the participant’s continued service through each applicable date. Under our 2000 Plan, the administrator had the authority to grant options with early exercise rights, subject to forfeiture of any shares remaining unvested upon termination of service, and to provide for accelerated vesting.

The standard form of stock option agreement under our 2000 Plan provides that the participants will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock or any rights to acquire our stock for 180 days following this offering.

Our 2000 Plan provides that the administrator shall make appropriate adjustments to the number of shares covered by each outstanding option and its exercise price upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations or consolidations. The 2000 Plan further provides that if, in the event of a merger or change in control, any option does not remain outstanding or is not assumed or replaced with an equivalent substitute option by the successor corporation, then such option will become fully exercisable.

401(k)

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the

401(k) plan following the date they meet the plan’s eligibility requirements, and participants are able to defer a percentage of their eligible compensation subject to applicable annual Code and plan limits. Participants are 100% vested in their deferrals. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants. We currently make a discretionary matching contribution equal to 50% of salary deferrals, not to exceed the lesser of 3% of compensation or $6,000. Participants are vested 25% per year in matching and profit sharing contributions allocated to their account. Both employee pre-tax contributions and company contributions are allocated to individual participant accounts, and then are invested in investment alternatives selected by each participant. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, all contributions are deductible by us when made, and those contributions and any earnings thereon are not taxable to the employees until distributed from the 401(k) plan.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock”, below we describe transactions since January 1, 2011 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Promissory Notes and Warrants

In October 2010, we issued and sold an aggregate principal amount of $16.5 million of subordinated secured promissory notes that accrued interest at a rate of 4% per annum with a maturity date of December 31, 2012, and warrants to purchase 1,097,545 shares of our common stock at an exercise price of $1.68 per share equal to an aggregate exercise price of $1.8 million. In July 2011, our board of directors authorized the prepayment of each of the notes in full which resulted payment of an aggregate of principal and accrued interest of $17.0 million. The warrants were transferred to affiliates of their respective holders and were subsequently exercised in full. The table below summarizes purchases of these promissory notes and warrants.

Purchasers	Principal Amount of Notes	Warrant Shares
The Spieker Living Trust UAD 3/12/02(1)	$12,000,000	800,000
Passport Ventures, LLC(2)	4,463,164	297,545

(1)	Entities affiliated with Warren Spieker, Jr. are holders of more than 5% our capital stock.
(2)	Passport Ventures, LLC is a holder of more than 5% of our capital stock. John H. Burbank III, an affiliate of Passport Ventures, LLC, is a former member of our board of directors.

In October 2012, we issued and sold (i) a subordinated secured promissory note with a principal amount of $15.0 million that bears interest at 4% per annum and has a maturity date of October 5, 2014 and is secured by our accounts receivable and (ii) a warrant to purchase 400,000 shares of our common stock at an exercise price of $4.03 per share. The note and warrant are currently outstanding. The notes were sold to:

Purchasers	Principal Amount of Note	Warrant Shares
Entities affiliated with Spieker Living Trust UAD 3/12/02(1)	$15,000,000	400,000

(1)	Entities affiliated with Warren Spieker, Jr. are holders of more than 5% our capital stock.

Series B Preferred Stock Financing

In June 2011, we sold 14,723,290 shares of our Series B preferred stock at a price of $13.73 per share for an aggregate purchase price of $202.2 million, which resulted in net cash proceeds to us of $195.0 million after payment of fees and expenses, of which 12,378,630 shares were sold to entities affiliated with holders of more than 5% of our capital stock. The table below summarizes these sales.

Purchaser	Shares of Series B Preferred Stock Purchased	Aggregate Purchase Price
Entities affiliated with T. Rowe Price Associates, Inc.(1)	7,281,556	$99,999,998
Abu Dhabi Investment Counsel(2)	1,820,384	25,000,005
SMALLCAP World Fund, Inc.(3)	3,276,690	45,000,007

(1)	Entities affiliated with T. Rowe Price Associates, Inc. are holders of more than 5% our capital stock.
(2)	Abu Dhabi Investment Counsel is the holder of more than 5% of our capital stock.
(3)	SMALLCAP World Fund is the holder of more than 5% of our capital stock.

Amended and Restated Investor Rights Agreement

In June 2011, we entered into an Eighth Amended and Restated Investor Rights Agreement with the holders of our preferred stock, including entities affiliated with T. Rowe Price Associates, Inc., Passport Ventures, LLC, Abu Dhabi Investment Counsel, SMALLCAP World Fund, and entities affiliated with Warren Spieker, Jr., which each hold 5% or more of our capital stock and of which certain of our directors are affiliated. Such agreement provides, among other things, for certain rights relating to the registration of their shares of common stock, including those issued upon conversion of their preferred stock, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that the we are otherwise filing.

Board Observer Rights Letter

In June 2011, we entered into a board observer rights letter with T. Rowe Price Associates, Inc., affiliated entities of which hold 5% or more of our capital stock. The letter provides that T. Rowe Price Associates, Inc. has the right to designate a representative to attend all meetings of the our board of directors in a non-voting observer capacity, subject to standard confidentiality and privilege exceptions. The rights granted by this letter will terminate upon the completion of this offering.

Share Repurchases

In July 2011, we repurchased an aggregate of 5,471,774 shares of our common and preferred stock, at a price of $12.83 per share, for an aggregate repurchase price of $70.1 million, of which 2,498,540 shares of common stock were repurchased from our directors, executive officers or holders of more than 5% of our capital stock. The table below summarizes the repurchases.

Seller	Shares of Common Stock Repurchased	Aggregate Repurchase Price
Steven R. Boal	1,170,732	$14,999,993
Michael R. Walsh	578,400	7,410,750
Richard Strock(1)	233,292	2,989,054
Brian Weisfeld(2)	224,876	2,881,214
Steve Horowitz(3)	171,428	2,196,411
Richard Hornstein	119,812	1,535,091

(1)

Mr. Strock was a member of our board of directors until December 2012. Includes 185,292 shares repurchased from Mr. Strock and Mr. Strock’s profit sharing plan and 48,000 shares repurchased from immediate family members of Mr. Strock.

(2)	Mr. Weisfeld was our Chief Operating Officer until May 2013.
(3)	Mr. Horowitz was our Chief Technical Officer until November 2012.

Other Agreements

Matthew Wisk, our former Chief Marketing Officer, is the former chief executive officer of MyPoints.com, an Internet-based marketing and rewards site, where he worked until March 2013. In 2011, 2012 and 2013, we incurred $454,000, $635,000 and $836,000, respectively, of expense for marketing services rendered to us by MyPoints.com. Mr. Wisk was our Chief Marketing Officer from July 2013 until December 2013.

In December 2012, Richard Strock resigned from our board of directors. In February 2013, our board of directors approved the acceleration of vesting of options to purchase 80,000 shares of common stock held by Mr. Strock that otherwise would have been cancelled upon termination of his service as a member of our board of directors. The options consist of (i) 30,000 shares with an exercise price of $0.15 per share and (ii) 50,000 shares with an exercise price of $0.45 per share.

In October 2013, John H. Burbank III resigned from our board of directors. In December 2013, our board of directors approved the acceleration of vesting of options to purchase 58,729 shares of common stock held by Mr. Burbank that otherwise would have been cancelled upon termination of his service as a member of our board of directors. The options consist of (i) 8,333 shares with an exercise price of $0.45 per share and (ii) 50,396 shares with an exercise price of $5.33 per share.

In December 2013, Matthew Wisk’s employment with us as our Chief Marketing Officer was terminated. In December 2013, we entered into a separation agreement with Mr. Wisk that provided for (i) acceleration pursuant to his offer letter of vesting of options to purchase 96,400 shares of common stock at an exercise price of $5.48 per share held by Mr. Wisk, (ii) the payment pursuant to his offer letter of an amount equal to Mr. Wisk’s salary from his separation date through July 14, 2014 of his base salary, less applicable deductions and withholdings and (iii) the payment of an amount equal to the insurance premiums to continue Mr. Wisk’s existing health benefits for the earlier of the time in which he obtains substantially similar coverage under another employer’s group insurance plan or six months following his separation date.

Andrew Jody Gessow, one of our directors, is a senior advisor and private equity investor at Divco West Real Estate Services, Inc., or Divco, a real estate management firm. Until November 2012, Divco or an affiliate of Divco was the landlord of a portion of our headquarters in Mountain View, California. In 2011, 2012 and 2013 we made payments of $1.8 million, $1.5 million and $163,000, respectively, to Divco or one of its affiliates for rent and marketing arrangements.

Common Stock Issued in Connection with an Acquisition

In January 2014, we completed the acquisition of Yub, Inc., a privately-held company, pursuant to which we issued 1,000,040 shares of our common stock to stockholders of Yub, Inc. as part of the transaction consideration. In connection with this acquisition, 44,660 of these shares were issued to entities affiliated with T. Rowe Price Associates, Inc., who collectively hold more than 5% of our capital stock, with an aggregate value of $448,833, based on a valuation of our common stock performed by us and a third-party valuation firm as of December 31, 2013.

Indemnification of Directors and Officers

Our amended and restated bylaws to be effective immediately prior to the completion of this offering, provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. We also maintain directors’ and officers’ liability insurance. For further information, see the section titled “Executive Compensation – Limitations of Liability; Indemnification of Directors and Officers.”

Policies and Procedures for Related Person Transactions

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be reviewed and approved or ratified in accordance with policies and procedures that our board of directors intends to adopt effective upon the completion of this offering. Such policies and procedures will require that related person transactions be approved by the audit committee or our board of directors or otherwise in accordance with the then applicable SEC and rules and regulations governing the approval of such transactions. These policies and procedures have not been and will not be applied to the transactions described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 2013, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, for:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them. The information does not necessary indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Applicable percentage ownership in the following table is based on 62,669,807 shares of our common stock outstanding as of December 31, 2013, assuming the conversion of all of our outstanding preferred stock into common stock immediately prior to the completion of this offering, as if this conversion had occurred as of December 31, 2013. We have based our calculation of the percentage of beneficial ownership after this offering on 72,669,807 shares of our common stock outstanding after the completion of this offering, assuming that the underwriters do not exercise their option to purchase up to an additional 1,500,000 shares of our common stock from us. Shares of our common stock subject to stock options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2013 or issuable pursuant to RSUs subject to vesting conditions expected to occur within 60 days of December 31, 2013, are deemed to be outstanding and to be beneficially owned by the person holding the stock option, warrant or RSU for the purpose of computing the number and percentage ownership of outstanding shares of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Coupons.com Incorporated, 400 Logue Avenue, Mountain View, CA 94043.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Named Executive Officers and Directors:
Steven R. Boal(1)	6,834,682	10.81%	6,834,682	9.33%
Michael Walsh(2)	3,334,265	5.22%	3,334,265	4.52%
David E. Siminoff(3)	186,389	*	186,389	*
Andrew Jody Gessow	—	—	—	—
Dawn Lepore(4)	143,197	*	143,197	*
Richard Hornstein(5)	752,871	1.19%	752,871	1.03%
Shachar Torem(6)	354,333	*	354,333	*
All executive officers and directors as a group (8 persons)(7)	11,605,737	17.72%	11,605,737	15.37%

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage

5% Stockholders:
Passport Ventures, LLC(8)	14,140,305	22.56%	14,140,305	19.46%
Entities affiliated with T. Rowe Price(9)	7,306,667	11.66%	7,306,667	10.05%
Entities affiliated with Warren Spieker, Jr.(10)	5,306,350	8.41%	5,306,350	7.26%
Abu Dhabi Investment Council(11)	3,647,049	5.82%	3,647,049	5.02%
SMALLCAP World Fund, Inc.(12)	3,287,996	5.25%	3,287,996	4.52%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Consists of (i) 6,258,093 shares held of record by Mr. Boal and (ii) 576,589 shares subject to options exercisable within 60 days of December 31, 2013.
(2)	Consists of (i) 2,181,600 shares held of record by Mr. Walsh and (ii) 1,152,665 shares subject to options exercisable within 60 days of December 31, 2013.
(3)

Consists of (i) 164,329 shares held of record by the D&E Living Trust, u/t/a 10/25/96 for which Mr. Siminoff serves as trustee, and (ii) 22,060 shares subject to options exercisable within 60 days of December 31, 2013.

(4)	Consists of (i) 80,000 shares held of record by Ms. Lepore and (ii) 63,197 shares subject to options exercisable within 60 days of December 31, 2013.
(5)	Consists of (i) 90,667 shares held of record by Mr. Hornstein and (ii) 662,204 shares subject to options exercisable within 60 days of December 31, 2013.
(6)

Consists of 354,333 shares subject to options exercisable within 60 days of December 31, 2013. Mr. Torem also holds 150,000 RSUs which are subject to vesting conditions that are not expected to be satisfied within 60 days of December 31, 2013.

(7)

Consists of (i) 8,774,689 shares beneficially owned by our current directors and officers and (ii) 2,831,048 shares subject to options exercisable within 60 days of December 31, 2013. Our current directors and executive officers also hold RSUs, none of which will be vested within 60 days of December 31, 2013.

(8)

Consists of 14,140,305 shares of record held by Passport Ventures, LLC. John H. Burbank III serves as the sole managing member of Passport Ventures, LLC. Mr. Burbank has sole voting and dispositive power over the shares held by Passport Ventures, LLC. The address of Passport Ventures, LLC is One Market Street, Steuart Tower, Suite 2200, San Francisco, CA 94105. Mr. Burbank is a former member of our board of directors. Passport Ventures, LLC has notified us of its intention to transfer prior to the closing of this offering approximately 11.8 million shares to JHB Ventures, LLC, an affiliate of Passport Ventures, LLC and approximately 2.3 million shares to members of Passport Ventures, LLC. Mr. Burbank is the managing member of JHB Ventures, LLC and may be deemed to have beneficial ownership of the shares held by JHB Ventures, LLC. Each transferee will enter into a lock-up agreement with the underwriters as a condition to the transfer.

(9)

Consists of 7,306,667 shares held of record by certain mutual funds and institutional accounts advised or sub-advised by T. Rowe Price Associates, Inc. T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by these funds and accounts. For purposes of reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. may be deemed to be the beneficial owner of all of the shares listed however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates, Inc. is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address of T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202.

(10)

Consists of (i) 1,342,188 shares held of record by the Spieker 2010 Irrevocable Children’s Trust for which Mr. Spieker serves as trustee, (ii) 2,725,136 shares held of record by Mr. Spieker, (iii) 39,026 shares held of record by the Spieker Living Trust U/A/D 3/12/2002 for which Mr. Spieker serves as trustee, (iv) 800,000 shares held of record by SPK Apartments Investors II, LLC for which Mr. Spieker serves as Managing Member, and (v) 400,000 shares subject to a warrant exercisable within 60 days of December 31, 2013. The address of Mr. Spieker is 2180 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(11)	Consists of 3,647,049 shares held of record by Abu Dhabi Investment Council. The address of Abu Dhabi Investment Council is Al Bahar Towers, Abu Dhabi, United Arab Emirates, P.O. Box 61999.
(12)

Consists of 3,287,996 shares of record beneficially owned by SMALLCAP World Fund, Inc., or SCWF. Capital Research and Management Company, or CRMC, an investment advisor registered under the Investment Advisors Act of 1940, is the investment advisor to SCWF. CRMC provides investment advisory services to SCWF through its division Capital World Investors, or CWI. In that capacity, CWI has voting and dispositive power of all of the shares held by SCWF and may be deemed to be the beneficial owner of shares held by SCWF. CWI, however, disclaims such beneficial ownership. The address of SCWF is 333 S. Hope Street, 55th Floor, Los Angeles, CA 90071.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain terms of our capital stock, as in effect upon the completion of this offering. Our stockholders have approved an amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering, and this description summarizes the provisions included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share.

Assuming the conversion of all outstanding shares of our outstanding preferred stock into shares of common stock which will occur immediately prior to the completion of this offering, as of December 31, 2013, there were 62,669,807 shares of our common stock outstanding and held of record by 321 stockholders. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of our preferred stock outstanding at the time, for as long as such stock is outstanding, the holders of our common stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for dividends. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three year terms. Only the directors in one class will be subject to election at each annual meeting of stockholders, with the directors in other classes continuing for the remainder of their three year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 41,580,507 shares of common stock.

Undesignated Preferred Stock

Our board of directors is authorized to issue undesignated preferred stock in one or more series without stockholder approval and to determine for each such series of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law, in each case without further vote of action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options and Restricted Stock Units

As of December 31, 2013, there were 12,635,707 shares of our common stock issuable upon exercise of outstanding stock options pursuant to our equity plans with a weighted average exercise price of $5.87 per share. In addition, as of December 31, 2013, there were 4,521,191 shares of our common stock issuable upon vesting of RSUs outstanding pursuant to our equity plans.

Warrant

As of December 31, 2013, there was one outstanding warrant to purchase up to 400,000 shares of our common stock, at an exercise price of $4.03 per share, which must either be exercised or will terminate immediately prior to the completion of this offering.

Registration Rights

Immediately prior to this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our investor rights agreement dated as of June 1, 2011, as amended, or IRA, and are described in additional detail below. The registration rights provided for in the IRA will expire two years following the completion of this offering with respect to holders of Series B preferred stock that are entitled to registration rights, five years following the completion of this offering with respect to all other stockholders that are entitled to registration rights, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any three month period.

Subject to certain conditions, we will pay the registration expenses of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include in the offering.

In addition, in connection with this offering, each security holder that has registration rights has entered into lock-up agreements pursuant to which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of at least 180 days after the date of this prospectus, which is subject to extension in some circumstances, as described in the section titled “Underwriting.”

Demand Registration Rights

After the completion of this offering, the holders of approximately 40,912,253 shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least 50% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price of at least $10 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any one-year period, for a period of up to 120 days.

Series B Demand Registration Rights

After the completion of this offering, the holders of approximately 14,774,076 shares of our common stock converted from Series B preferred stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least 50% of these shares can, on not more than one occasion, request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price of at least $10 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any one-year period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register any of our securities under the Securities Act, in connection with the public offering of such securities solely for cash, the holders of approximately 40,912,253 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to (i) a company stock plan, (ii) the exchange of securities in certain corporate reorganizations, (iii) any stockholder-initiated demand registration, (iv) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (v) certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of approximately 40,912,253 shares of our common stock may make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is made by the holders of not less than 30% of the registrable securities then outstanding and covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts, of at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if (i) we determine that it would be seriously detrimental to our stockholders to effect such a Form S-3 registration, in which case we have the right to defer such registration for not more than 120 days from the date of request, provided that we have not utilized this right more than once in any 12-month period; (ii) if we have effected one such registration within the preceding twelve-month period; or (iii) if Form S-3 is not available for such offering by such holders.

Series B S-3 Registration Rights

After the completion of this offering, the holders of approximately 14,774,076 shares of our common stock converted from Series B preferred stock may make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is made by the holders of not less than 50% of such registrable securities then outstanding and covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts, of at least $5 million. These stockholders may make up to three requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if (i) we determine that it would be seriously detrimental to our stockholders to effect such a Form S-3 registration, in which case we have the right to defer such registration for not more than 120 days from the date of request, provided that we have not utilized this right more than once in any 12-month period; (ii) if we have effected one such registration within the preceding twelve-month period; or (iii) if Form S-3 is not available for such offering by such holders.

Anti-Takeover Matters

Charter and Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws, each to become effective immediately prior to the completion of this offering, will include a number of provisions that may have the effect of delaying, deferring or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our amended and restated bylaws will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

Classified Board of Directors

Our amended and restated bylaws will establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that there shall be no cumulative voting and our amended and restated bylaws do not expressly provide for cumulative voting.

Limitation of Director and Officer Liability

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated bylaws will provide that a majority of the members of our board of directors then in office, the Chairman of the Board, the Chief Executive Officer or the President may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws will establish advance notice procedures for stockholders seeking to bring business before an annual or special meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the amended and restated bylaws.

Amendment to Bylaws and Charter

The amendment of the provisions in our amended and restated certificate of incorporation requires approval by holders of at least 66 2/3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law. The amendment of the provisions in our amended and restated bylaws requires approval by either a majority of our board of directors or holders of at least 66 2/3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation will provide for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person or entity who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Limitations of Director Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our amended and restated bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We also intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Exchange Listing

We have applied to list our common stock on the NYSE, subject to notice of issuance, under the symbol “COUP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise or settlement of outstanding options, and warrants and RSUs, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2013, and assuming no exercise or settlement of outstanding options, warrants or RSUs, we will have an aggregate of 72,669,807 shares of common stock outstanding. Of these outstanding shares, all shares of common stock to be sold in this offering, plus up to an additional 1,500,000 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates,” as that term is defined in Rule 144 of the Securities Act.

The remaining 62,669,807 shares of our common stock outstanding after this offering are “restricted securities,” as such term is defined in Rule 144 under the Securities Act. These shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act, each of which is discussed below. Holders of all or substantially all of our equity securities have entered into lock-up agreements with the underwriters or with us under which they have agreed, subject to specific exceptions, not to sell any of our stock for a period of time following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of December 31, 2013, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all 10,000,000 shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

In addition, we, our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock immediately prior to the completion of this offering have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months, may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 726,700 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and subject to the lock-up agreements described below. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up agreements described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, the holders of 40,912,253 shares of our common stock outstanding and/or issued upon the conversion of our preferred stock upon the closing of this offering will be entitled to various rights with respect to the registration of these shares under the Securities Act. Subject to the lock-up agreements described above, registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement for such shares, subject to restrictions imposed on shares held by affiliates, and a large number of shares may be sold into the market. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering common stock reserved for issuance under our 2013 Equity Incentive Plan, 2006 Stock Plan and 2000 Stock Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, after expiration of lock-up agreements 180 days after the date of this offering, shares registered under such registration statements will be available for sale in the public market, unless such shares are subject to vesting restrictions with us and requirements that apply to affiliates under Rule 144 described above.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders with respect to their ownership and disposition of our common stock issued pursuant to this offering. In general, a “non-U.S. holder” is any beneficial owner of our common stock who is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person in effect.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are generally taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Code, U.S. Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or the IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position or that any such contrary position would not be sustained by a court. This discussion assumes that the non-U.S. holder will hold our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation, does not discuss the potential application of the Medicare Contribution tax, and does not address any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular non-U.S. holders that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	regulated investment companies;

•	tax-qualified retirement plans;

•	brokers or dealers in securities;

•	investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	U.S. expatriates.

If a partnership or any other entity taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership or other entity taxed as a partnership will generally depend upon the status of the equity owner of such partnership or entity taxed as a partnership and the activities of the partnership or other entity taxed as a partnership. Accordingly, partnerships and entities taxed as a partnership that hold our common stock and owners in such partnerships or other entities taxed as a partnership are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

The following discussion is for general information only and is not tax advice. Prospective investors are urged to consult their tax advisors regarding the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of shares of our common stock, as well as the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, owning and disposing of shares of common stock.

Dividends

As described above under the heading “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under the heading “Gain on Sale or Other Disposition of Common Stock.”

Dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder). Under applicable Treasury Regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may be obtained by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the recipient) will not be subject to U.S. withholding tax if the non-U.S. holder files the required forms, usually an IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. A corporate non-U.S. holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends.

Gain on Sale or Other Disposition of Common Stock

A non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the non-U.S. holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or a fixed base maintained by the non-U.S. holder), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence) on the gain derived from the disposition, which gain may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividend payments made to a non-U.S. holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a non-U.S. holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a non-U.S. holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the non-U.S. holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a non-U.S. holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S.

office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, a specified U.S. branch of a foreign bank or insurance company or a foreign partnership with certain connections to the United States, information reporting but not backup withholding will apply unless the broker has documentary evidence in its files that the holder is a non-U.S. holder and other conditions are met; or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Legislation Relating to Foreign Accounts

A U.S. federal withholding tax of 30% may be imposed on dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable law) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). These rules may impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

These withholding requirements are expected to be phased-in for payments of dividends made on or after July 1, 2014 and for payments of gross proceeds from a U.S. sale or other disposition of our common stock on or after January 1, 2017.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF PROPOSED CHANGES IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Name	Number of Shares
Goldman, Sachs & Co.
Allen & Company LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC

Total	10,000,000

The underwriters will be committed to take and pay for all of the shares of our common stock being offered, if any are taken, other than the shares of our common stock covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 1,500,000 shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares of our common stock are purchased pursuant to this option, the underwriters will severally purchase shares of our common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and the total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional shares of our common stock.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares of our common stock, the representative may change the offering price and the other selling terms. The offering of the shares of our common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our capital stock or securities convertible into or exchangeable for shares of our capital stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors considered in determining the initial public offering price of the shares of our common stock, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the NYSE under the symbol “COUP.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of securities offered.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $4.3 million, which includes up to $25,000 of expenses payable to the underwriters for certain FINRA-related expenses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

The securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on these matters.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), East Palo Alto, California. The underwriters are being represented by Cooley LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Coupons.com Incorporated at December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet site www.sec.gov.

Upon completion of this offering, we will be subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. We also maintain a website at www.couponsinc.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus does not include or incorporate by reference the information contained in, or that can be accessed through, our website into this prospectus.

COUPONS.COM INCORPORATED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Coupons.com Incorporated

We have audited the accompanying consolidated balance sheets of Coupons.com Incorporated as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coupons.com Incorporated at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

February 14, 2014,

except for the last paragraph of Note 2,

as to which the date is

February 21, 2014

COUPONS.COM INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

			Pro Forma Stockholders’ Equity December 31, 2013
	December 31,
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$58,395	$38,972
Accounts receivable, net of allowance for doubtful accounts of $270 and $332 at December 31, 2012 and 2013, respectively	29,206	42,185
Prefunded coupons cash deposits	1,066	920
Prepaid expenses and other current assets	2,153	3,100

Total current assets	90,820	85,177
Property and equipment, net	27,282	29,942
Intangible assets, net	2,731	1,813
Goodwill	9,874	9,887
Deferred tax assets	282	195
Other assets	903	7,222

Total assets	$131,892	$134,236

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$11,322	$5,589
Accrued compensation and benefits	11,315	13,721
Other current liabilities	14,288	13,699
Prefunded coupons cash obligations	1,066	920
Deferred revenues	7,406	6,751
Debt obligations, current	—	7,500
Debt obligations, related party	—	15,577

Total current liabilities	45,397	63,757
Debt obligations, related party	14,743	—
Other non-current liabilities	114	1,046
Deferred rent	1,476	1,222
Deferred tax liabilities	282	195

Total liabilities	62,012	66,220

Commitments and contingencies (Note 14)

Redeemable convertible preferred stock, $0.00001 par value—50,437,000 shares authorized and 41,529,721 shares issued and outstanding at December 31, 2012 and 2013, respectively; liquidation preference of $282,990; no shares issued and outstanding at December 31, 2013 pro forma (unaudited)	270,262	270,262	$—
Stockholders’ equity (deficit):
Common stock, $0.00001 par value—96,000,000 shares authorized at December 31, 2012 and 2013; 18,463,526 and 21,089,300 shares issued and outstanding at December 31, 2012 and 2013, respectively; 62,669,807 shares issued and outstanding at December 31, 2013 pro forma (unaudited)	—	—	1
Additional paid-in capital	19,015	28,403	310,115
Treasury stock, at cost	(61,935)	(61,935)	(61,935)
Accumulated other comprehensive income (loss)	40	37	37
Accumulated deficit	(157,502)	(168,751)	(180,202)

Total stockholders’ equity (deficit)	(200,382)	(202,246)	$68,016

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$131,892	$134,236

See Accompanying Notes to Consolidated Financial Statements

COUPONS.COM INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2011	2012	2013
Revenues	$91,325	$112,127	$167,892
Costs and expenses:
Cost of revenues	27,841	41,745	52,080
Sales and marketing	44,834	63,526	61,793
Research and development	21,824	40,236	40,102
General and administrative	18,996	25,999	24,232

Total costs and expenses	113,495	171,506	178,207

Loss from operations	(22,170)	(59,379)	(10,315)
Interest expense	(698)	(212)	(953)
Other income (expense), net	(220)	92	19

Loss before benefit from income taxes	(23,088)	(59,499)	(11,249)
Benefit from income taxes	(118)	(265)	—

Net loss	$(22,970)	$(59,234)	$(11,249)

Deemed dividend to investors in relation to tender offer	6,933	—	—

Net loss attributable to common stockholders	$(29,903)	$(59,234)	$(11,249)

Net loss per share attributable to common stockholders, basic and diluted	$(2.14)	$(3.72)	$(0.57)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	13,944	15,927	19,626

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.18)

See Accompanying Notes to Consolidated Financial Statements

COUPONS.COM INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2011	2012	2013
Net loss	$(22,970)	$(59,234)	$(11,249)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	40	(3)

Comprehensive loss	$(22,970)	$(59,194)	$(11,252)

See Accompanying Notes to Consolidated Financial Statements

COUPONS.COM INCORPORATED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance as of December 31, 2010	29,767,450	$79,726	14,982,054	$—	$6,426	—	$—	$—	$(75,298)	$(68,872)
Exercise of employee stock options	—	—	2,010,149	—	1,892	—	—	—	—	1,892
Issuance of Series B redeemable convertible preferred stock, net of total issuance costs of $7,203	14,723,290	194,997	—	—	—	—	—	—	—	—
Issuance of common stock in connection with purchase of domain name	—	—	8,000	—	110	—	—	—	—	110
Repurchase of unvested early exercised stock options	—	—	(5,000)	—	(1)	—	—	—	—	(1)
Vesting of early exercised stock options	—	—	—	—	136	—	—	—	—	136
Exercise of warrant	—	—	800,000	—	1,340	—	—	—	—	1,340
Repurchase of common stock under the Company’s right of first refusal	—	—	(26,400)	—	—	26,400	(198)	—	—	(198)
Repurchase of common stock in connection with tender offer	—	—	(4,818,506)	—	—	4,818,506	(61,737)	—	—	(61,737)
Repurchase of preferred stock in connection with tender offer	(653,268)	(1,437)	—	—	(6,933)	—	—	—	—	(6,933)
Reclassification to common stock from preferred stock in connection with tender offer	(2,307,751)	(3,024)	2,307,751	—	3,024	—	—	—	—	3,024
Stock-based compensation	—	—	—	—	4,570	—	—	—	—	4,570
Net loss	—	—	—	—	—	—	—	—	(22,970)	(22,970)

Balance as of December 31, 2011	41,529,721	270,262	15,258,048	—	10,564	4,844,906	(61,935)	—	(98,268)	(149,639)
Exercise of employee stock options	—	—	3,205,478	—	2,309	—	—	—	—	2,309
Vesting of early exercised stock options	—	—	—	—	118	—	—	—	—	118
Issuance of warrant	—	—	—	—	456	—	—	—	—	456
Stock-based compensation	—	—	—	—	5,568	—	—	—	—	5,568
Other comprehensive income	—	—	—	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	—	—	—	(59,234)	(59,234)

Balance as of December 31, 2012	41,529,721	270,262	18,463,526	—	19,015	4,844,906	(61,935)	40	(157,502)	(200,382)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance as of December 31, 2012	41,529,721	270,262	18,463,526	—	19,015	4,844,906	(61,935)	40	(157,502)	(200,382)
Exercise of employee stock options	—	—	2,328,229	—	3,661	—	—	—	—	3,661
Vesting of early exercised stock options	—	—	—	—	48	—	—	—	—	48
Stock-based compensation	—	—	—	—	5,181	—	—	—	—	5,181
Exercise of warrant	—	—	297,545	—	498	—	—	—	—	498
Other comprehensive loss	—	—	—	—	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	—	—	—	—	(11,249)	(11,249)

Balance as of December 31, 2013	41,529,721	$270,262	21,089,300	$—	$28,403	4,844,906	$(61,935)	$37	$(168,751)	$(202,246)

See Accompanying Notes to Consolidated Financial Statements

COUPONS.COM INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net loss	$(22,970)	$(59,234)	$(11,249)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,426	6,556	6,859
Stock-based compensation	4,570	5,568	5,181
Accretion of debt discount	211	55	228
Loss on early retirement of debt	383	—	—
Loss on disposal of property and equipment	—	75	1
Provision for allowance for doubtful accounts	98	312	155
Benefit from deferred income taxes	(166)	(234)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,541)	(10,117)	(13,129)
Prepaid expenses and other current assets	(2,245)	352	(3,761)
Accounts payable and other current liabilities	4,132	5,386	(790)
Accrued compensation and benefits	4,337	2,069	2,402
Deferred revenues	1,192	2,513	(680)
Other	(90)	145	625

Net cash used in operating activities	(9,663)	(46,554)	(14,158)

Cash flows from investing activities:
Purchases of property and equipment	(10,926)	(11,700)	(14,474)
Business acquisition, net of acquired cash	(9,905)	—	—
Purchases of intangible assets	(48)	(1,045)	(11)
Other	(173)	(25)	—

Net cash used in investing activities	(21,052)	(12,770)	(14,485)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,892	2,309	3,661
Payments to repurchase common stock	(61,935)	—	—
Proceeds from issuance of preferred stock	194,997	—	—
Repurchase of preferred stock	(8,370)	—	—
Exercise of warrant	1,340	—	498
Proceeds from issuance of debt obligation, related party	—	15,000	—
Net borrowings under revolving line of credit	—	—	7,500
Repayment of debt obligations	(16,463)	—	—
Principal payments on capital lease obligations	(16)	(46)	(40)
Payment of deferred offering costs	—	—	(2,220)
Other	—	—	(177)

Net cash provided by financing activities	111,445	17,263	9,222

Effect of exchange rates on cash and cash equivalents	—	(6)	(2)

Net increase (decrease) in cash and cash equivalents	80,730	(42,067)	(19,423)
Cash and cash equivalents at beginning of period	19,732	100,462	58,395

Cash and cash equivalents at end of period	$100,462	$58,395	$38,972

Supplemental disclosures of cash flow information
Cash paid for income taxes	$22	$44	$—
Cash paid for interest	626	11	56
Supplemental disclosures of noncash investing and financing activities
Vesting of early exercised stock options	136	118	48
Issuance of warrant	—	456	—
Issuance of common stock in connection with purchase of domain name	110	—	—
Property and equipment acquired under capital leases	177	—	91
Property and equipment in accounts payable and accrued liabilities	—	9,126	3,298

See Accompanying Notes to Consolidated Financial Statements

COUPONS.COM INCORPORATED

Notes to Consolidated Financial Statements

1. Description of Business

Coupons.com Incorporated (the “Company”) operates a leading digital promotion platform that connects great brands and retailers with consumers. Many brands from leading consumer packaged goods companies (“CPGs”) and grocery, drug and mass merchandise retailers use the Company’s promotion platform to engage consumers at the critical moments when they are choosing which products they will buy and where they will shop. The Company delivers digital coupons, including coupons and coupon codes, through its platform which includes web, mobile and social channels, as well as those of the Company’s CPGs, retailers and its extensive network of publishers. Consumers select coupons by either printing them for physical redemption at retailers or saving them to retailer online accounts for automatic digital redemption. The Company also delivers integrated advertising through its platform.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its expectations of what will occur in the future, given available information. Estimates, assumptions, and judgments are used for, but are not limited to, revenue recognition, determination of fair value of common stock and stock-based compensation, valuation of goodwill and intangible assets acquired in business combinations, amortization of intangible assets, impairment of goodwill and intangible assets, contingencies and litigation, accounting for income taxes and uncertain tax positions, allowances for doubtful accounts, and certain accrued liabilities. Actual results may differ from the Company’s estimates, and such differences may be material to the accompanying consolidated financial statements.

Unaudited Pro Forma Stockholder’s Equity

Immediately prior to the completion of the Company’s initial public offering, all of the outstanding shares of the Company’s redeemable convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma stockholder’s equity (deficit) data as of December 31, 2013 has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 41,580,507 shares of common stock. Additionally, as described in detail in Note 9, the Company has granted restricted stock units (“RSUs”) that vest upon the satisfaction of both a service condition and a liquidity-event condition. The service condition is satisfied as to 25% of the RSUs on each of the first four anniversaries of the vesting commencement date, provided that the participant remains an employee through the applicable anniversary date. The liquidity-event condition is satisfied upon the earlier of (i) six months after the effective date of the initial public offering or (ii) March 15, 2015; and (iii) the time immediately prior to the consummation of a change in control. The vesting condition that will be satisfied six months following the Company’s initial public offering does not affect the expense period for the RSUs for which the service condition has been met as of the date of the Company’s initial public offering. Accordingly, the unaudited pro forma stockholders’ equity at December 31, 2013, gives effect to stock-based compensation expense of approximately $11,451,000 (unaudited) associated with RSUs, for which the service condition was satisfied as of December 31, 2013, which the Company expects to record upon the completion of the initial public offering. This pro forma adjustment related to stock-based compensation expense of $11,451,000 (unaudited) has been reflected as an increase to additional paid-in capital and accumulated deficit. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company maintains an allowance for doubtful accounts based upon the expected collectability of its accounts receivable. The allowance is determined based upon specific account identification. The expectation of collectability is based on the Company’s review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. When the Company determines that the amounts are uncollectible, the Company writes them off against the allowance for doubtful accounts.

Prefunded Coupons Cash Deposits and Obligations

Prefunded coupons cash deposits are funded by certain product manufacturers or agencies in advance of a related couponing program when the Company has contractually accepted the role of providing a coupon clearing service on behalf of those product manufacturers or agencies. Upon receiving a prefunded coupons cash deposit, the Company records the deposit along with a related prefunded coupons cash obligations. When related couponing payouts are made, both the prefunded coupons cash deposits and its prefunded coupons cash obligations are reduced. Any funds remaining from the related couponing program are returned to the advertisers or agencies.

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are three years for computer equipment and software and five years for all other asset categories except leasehold improvements, which are amortized over the shorter of the lease term or the expected useful life of the improvements. Equipment leased under capital leases is amortized over the shorter of the lease term or the asset’s estimated useful life.

Website Enhancements and Cost of Computer Software Developed or Obtained for Internal Use

Costs incurred for website software enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally between two and three years. For qualifying costs incurred for computer software developed or obtained for internal use, the Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. These costs are amortized over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in research and development expense on the Company’s consolidated statements of operations.

Leases

Leases meeting certain criteria are accounted for as capital leases. The imputed interest is included in interest expense in the accompanying consolidated statements of operations, and the capitalized value is amortized as part of the Company’s property and equipment, net. Obligations under capital leases are reduced by lease payments, net of imputed interest. All other leases are accounted for as operating leases. When an operating lease contains a predetermined fixed escalation of the minimum rent, or if tenant allowances have been received, the related rent expense is recognized on a straight-line basis over the term of the lease, with the difference between the recognized rent expense and amounts payable under the lease recorded as deferred rent liability.

Business Combinations

The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. Under the acquisition method of accounting, the total consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the consideration transferred over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Acquisition related costs are not considered part of the consideration, and are expensed to general and administrative expense as incurred.

Goodwill and Intangible Assets, Net

Intangible assets with a finite life are amortized over their estimated useful lives. Goodwill is tested for impairment at least annually, and more frequently upon the occurrence of certain events. The Company completed its annual impairment test during the fourth quarter, which did not result in any impairment of the goodwill balance.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Valuation techniques used to measure the fair value of money market funds were derived from quoted prices in active markets for identical assets or liabilities. Due to their short-term nature, the carrying amounts reported in the consolidated financial statements approximate the fair value for accounts receivable, accounts payable, accrued compensation and benefits, and other current liabilities.

Revenue Recognition

The Company derives revenues primarily from the set-up and activation of coupons and coupons codes, and digital advertising services.

The Company recognizes revenue when all four of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or a service has been provided;

•	Customer fees are fixed or determinable; and

•	Collection is reasonably assured.

Coupons - The Company generates revenue, as shoppers select, or activate, a coupon through its platform, and in the case of the setup fees, proportionally, on a per activation basis, using the number of authorized activations per insertion order, commencing on the date of the first coupon activation. For coupons, the pricing is generally determined on a per unit activation basis and includes fees for the creation and setup of the digital coupons.

Coupon Codes - The Company generates revenue when a consumer makes a purchase using a coupon code from its platform and completion of the order is reported to the Company. In the same period that the Company recognizes revenue for the delivery of coupon codes, the Company also estimates and records a reserve, based upon historical experience, to provide for end-user cancelations or product returns which may not be reported until a subsequent date.

Digital Advertising - The Company’s advertising services enable CPGs and retailers to display advertisements to promote their brands and products on the Company’s websites and through the Company’s affiliate publishers. The Company charges a fee for these advertising campaigns, the pricing of which is based on the advertisement size and position. Related fees are billed monthly, based on a per impressions or a per click basis.

The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it have the right to bill its’ customers.

Gross versus Net Revenue Reporting

In the normal course of business and through its distribution network, the Company delivers digital coupons on retailers’ websites, through retailers’ loyalty reward programs, and on the websites of digital publishers. In these situations, the Company generally pays a distribution fee to the retailers or digital publishers which is included in the Company’s cost of revenues. The determination of whether revenues should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company is the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. Because the Company is the primary obligor and is responsible for (i) fulfilling the digital coupon delivery, (ii) establishing the selling prices for delivery of the digital coupons, and (iii) performing all billing and collection activities including retaining credit risk, the Company has concluded that it is the principal in these arrangements and therefore the Company reports revenues and cost of revenues on a gross basis.

Multiple-element Arrangements

For arrangements with multiple-deliverables, the Company determines whether each of the individual deliverables qualify as a separate unit of accounting. In order to treat deliverables in a multiple element arrangement as a separate unit of accounting, the deliverable must have standalone value upon delivery.

The Company allocates the arrangement fee to all the deliverables (separate units of accounting) using the relative selling price method in accordance with the selling price hierarchy, which includes vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available and best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. VSOE and TPE do currently not exist for any of the Company’s deliverables. Accordingly, for arrangements with multiple deliverables that can be separated into different units of accounting, the Company allocates the arrangement fee to the separate units of accounting based on BESP. The Company determines BESP for deliverables by considering multiple factors, including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices. The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables.

Deferred Revenues

Deferred revenues consist of coupon setup fees and activation fees that are expected to be recognized upon coupon activations, which generally occurs within the next 12 months.

Cost of Revenues

Cost of revenues consist primarily of distribution fees, third-party data center costs, personnel costs and depreciation and amortization expense. Distribution fees consist of payments to partners within the Company’s network for their digital coupon publishing services. Personnel costs include salaries, bonuses, stock-based awards and employee benefits. The personnel costs are primarily attributable to individuals maintaining the Company’s data centers and operations, which initiate, sets up and deliver digital coupon advertising campaigns. Depreciation and amortization expense includes depreciation of data center equipment and amortization of capitalized internal use software.

Research and Development Expense

The Company expenses the cost of research and development as incurred. Research and development expense consists primarily of personnel and related headcount costs and costs of professional services associated with the ongoing development of the Company’s technology.

Stock-based Compensation

The Company accounts for stock-based compensation using the fair value method, which requires the Company to measure the stock-based compensation based on the grant-date fair value of the awards and recognize the compensation expense over the requisite service period. The Company recognizes compensation expense on a straight-line basis, net of estimated forfeitures. Equity awards issued to nonemployees are recorded at fair value on their measurement date and are subject to adjustment each period as the awards vest.

The Company grants RSUs to employees, which generally vest upon the satisfaction of both a service condition and a liquidity-event condition. The service condition for the majority of these awards, in the form of the employee’s continuous employment, is generally satisfied over four years. The liquidity-event condition is satisfied upon the occurrence of a qualifying event, defined as a change in control or six months following the completion of the Company’s initial public offering. RSUs for which the service condition has been satisfied are not forfeitable should employment terminate prior to the liquidity-event condition being met. As an initial public offering or change of control was not considered probable as of the respective financial reporting dates, no expense has been recognized to date related to the RSUs.

Upon occurrence of a qualifying liquidity-event, the Company will recognize cumulative stock-based compensation expense for the portion of the RSUs that had met the service condition as of that date, using the accelerated attribution method, net of estimated forfeitures. The remaining unrecognized stock-based compensation expense will be recognized over the remaining requisite service period. If the initial public offering had occurred on December 31, 2013, the Company would have recognized $11,451,000 (unaudited) of stock-based compensation expense on that date, and would have approximately $7,947,000 (unaudited) of unrecognized stock-based compensation expense to be recognized over a weighted-average period of 3.4 years (unaudited).

Advertising Expense

Advertising costs are expensed when incurred and are included in sales and marketing expense on the accompanying consolidated statements of operations. The Company incurred $4,491,000, $7,404,000 and $1,917,000 of advertising costs during the years ended December 31, 2011, 2012 and 2013, respectively. Advertising costs consist primarily of online marketing costs, such as sponsored search, advertising on social networking sites, e-mail marketing campaigns, loyalty programs, and affiliate programs.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes liabilities for uncertain tax positions based upon a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the consolidated financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the consolidated financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company accounts for any applicable interest and penalties as a component of income tax expense.

Foreign Currency

Foreign currency denominated assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using the exchange rates in effect at the balance sheet dates, and income and expenses are translated using average exchange rates during the period. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss).

Gains and losses from foreign currency transactions are included in other income (expense), net in the accompanying consolidated statements of operations. Foreign currency transaction gains (losses) were immaterial for all the periods presented in the accompanying consolidated financial statements.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments.

Net Loss per Share Attributable to Common Stockholders

The Company computes its basic and diluted net loss per share attributable to common stockholders using the two-class method required for companies with participating securities. The Company’s basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less the weighted average unvested common stock subject to repurchase. The diluted net income per share attributable to common stockholders is computed by giving effect to all potentially dilutive common shares equivalents outstanding during the period. The effects of options to purchase common stock, redeemable convertible preferred stock, RSUs, restricted stock awards (“RSAs”) and common stock warrants are excluded from the computation of diluted net loss per share attributable to common stockholders in periods in which the effect is antidilutive.

The unaudited pro forma basic and diluted net loss per common share for the year ended December 31, 2013 have been computed using the weighted-average number of shares outstanding and has been prepared assuming the automatic conversion of all of the preferred stock (using the if-converted method) into shares of common stock as of the beginning of the period and the weighted-average effect of vesting of RSUs.

Segments

The Company’s chief operating decision maker, who is the Chief Executive Officer, reviews the Company’s financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. There are no segment managers who are held accountable by the chief operating decision maker, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, the Company has determined that it operates in a single reporting segment.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets. Credit risk with respect to accounts receivable is dispersed due to the large number of customers. The Company does not require collateral for accounts receivable.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued new guidance on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is currently assessing the impacts of this new guidance.

Reverse Stock Split

On February 6, 2014, the Company’s Board approved, and on February 19, 2014 the Company effected, a 2.5-for-1 reverse stock split of its common stock and preferred stock. All share and per share information for all periods presented has been adjusted to reflect the effect of such reverse stock split. In connection with the reserve stock split, the amount of authorized shares were adjusted as follows: 96,000,000 shares of common stock, 12,800,000 shares of Series 1 preferred stock, 3,014,364 shares of Series A-1 preferred stock, 2,406,496 shares of Series A-2 preferred stock, 4,800,000 shares of Series A-3 preferred stock, 3,712,000 shares of Series A-4 preferred stock, 8,000,000 shares of Series A-5 preferred stock, 14,725,000 shares of Series B preferred stock, and 979,140 shares of preferred stock shall remain undesignated.

3. Fair Value Measurements

The Company’s fair value hierarchy for its financial assets measured at fair value on a recurring basis is as follows (in thousands):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$24,172	$—	$—	$24,172

Total	$24,172	$—	$—	$24,172

Included in cash and cash equivalents				$24,172

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$14,918	$—	$—	$14,918

Total	$14,918	$—	$—	$14,918

Included in cash and cash equivalents				$14,918

4. Allowance for Doubtful Accounts

The summary of activity in the allowance for doubtful accounts is as follows (in thousands):

	Year Ended December 31,
	2011	2012	2013
Balance at beginning of period	$235	$228	$270
Add: Bad debt expense	98	312	155
Less: Write-offs, net of recoveries	(105)	(270)	(93)

Balance at end of period	$228	$270	$332

5. Balance Sheet Components

Property and Equipment, Net

Property and equipment consist of the following (in thousands):

	December 31,
	2012	2013

Computer equipment	$14,601	$15,172
Software	4,583	5,294
Furniture and fixtures	1,428	1,611
Leasehold improvements	1,976	2,211

Total	22,588	24,288
Accumulated depreciation and amortization	(11,699)	(17,491)
Projects in process	16,393	23,145

Property and equipment, net	$27,282	$29,942

Depreciation and amortization expense of property and equipment was $3,035,000, $5,838,000 and $5,923,000 for the years ended December 31, 2011, 2012 and 2013, respectively. Total depreciation and amortization expense includes computer and other equipment acquired under capital leases of $16,000, $64,000 and $65,000 for the years ended December 31, 2011, 2012 and 2013, respectively. During the years ended December 31, 2011, 2012 and 2013, the Company disposed of equipment with an original cost of $635,000, $183,000 and $127,000, resulting in a loss on disposal of $0, $75,000 and $1,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

In 2012, the Company commenced the development of the Company’s next generation integrated point of sale digital coupon delivery solution, which is expected to be utilized in the Company’s digital coupon marketing, distribution and activation activities. During the years ended December 31, 2012 and 2013, the Company incurred total development costs of $20,800,000 and $8,788,000, respectively, which were primarily comprised of third-party software development and computer equipment costs. As of December 31, 2012 and 2013, the Company capitalized $16,288,000 and $23,145,000, respectively, of development costs related to the new platform, which are included within property and equipment on the accompanying consolidated balance sheets. As of December 31, 2013, the new software platform remained under development and as such, is not ready for its intended use. Accordingly, no amortization expense related to the capitalized development costs of our in-development new point of sale solution was recognized during the years ended December 31, 2011, 2012, or 2013. The remainder of the costs associated with the new point of sale solution were expensed during the years ended December 2011, 2012 and 2013.

During the years ended December 31, 2011 and 2012, the Company capitalized $226,000 and $9,000, respectively, of internal-use software development costs that were not related to the development of its new point of sale solution. During the year ended December 31, 2013, the Company did not capitalize any internal-use software development costs that were not related to the development of its new point of sale solution. Amortization expense related to the capitalized internal-use software development costs was $276,000, $318,000 and $135,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

Accrued Compensation and Benefits

Accrued compensation and benefits consist of the following (in thousands):

	December 31,
	2012	2013

Bonus	$5,121	$5,949
Payroll and related expenses	870	1,131
Commissions	3,374	4,297
Vacation	1,950	2,344

Accrued compensation and benefits	$11,315	$13,721

Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	December 31,
	2012	2013

Legal and professional fees	$1,361	$1,742
Marketing expenses	1,715	1,492
Distribution fees	5,232	5,628
Accrued property and equipment	3,586	1,252
Deferred rent	365	453
Other	2,029	3,132

Other current liabilities	$14,288	$13,699

6. Acquisition of Remaining Assets and Equity Interests of Couponstar

In May 2006, the Company purchased a 50% equity interest in CIPL Pty Limited Couponstar and a 50% equity interest in Couponstar Castor IP (together, “Couponstar”), collectively, for $5,000,000. The Company accounted for its investment under the equity method of accounting. Couponstar operates a digital platform to distribute coupon offers. Couponstar conducts operations outside the United States, primarily in Europe and Australia. During 2011, the Company reduced its equity investment by $268,000, its pro rata share of Couponstar’s net losses from January 2011 to September 2011, the date of the Company’s acquisition of the assets of Couponstar.

In September 2011, the Company acquired the assets and certain liabilities of Couponstar, for a total purchase price of $10,000,000. The Company’s consolidated financial statements include the results of operations of Couponstar commencing as of the acquisition date. In connection with the acquisition, the Company recorded a gain of $341,000, the excess of the estimated fair value of the investment over its carrying value as of the acquisition date.

The total purchase consideration was as follows (in thousands):

Amount
Cash paid for remaining 50% interest in Couponstar net assets	$10,000
Fair value of 50% interest in Couponstar net assets previously owned	1,052

Fair value of consideration	$11,052

The fair values of identifiable intangible assets were determined using discounted cash flow models from operating projections prepared by management. The excess of the consideration paid over the fair values of the tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill, which is not deductible for tax purposes.

The total consideration was allocated to the following tangible and identifiable intangible assets and liabilities based on their estimated fair value at the acquisition date (in thousands):

Amount
Cash and cash equivalents	$95
Other assets and liabilities, net	(264)
Intangible assets	1,731
Goodwill	9,490

Total net assets acquired	$11,052

Acquisition related costs of $233,000 were expensed as general and administrative expense in the accompanying consolidated statement of operation during the year ended December 31, 2011. The pro forma impact of this acquisition on consolidated revenues, loss from operations and net loss was immaterial.

Identifiable intangible assets consist of customer relationships, developed technology and trade name. The Company amortizes intangible assets on a straight-line basis over their respective useful lives. The following table presents the details of the identifiable intangible assets (in thousands):

	Amount	Estimated Useful Life (in Years)
Customer relationships	$1,317	5
Technology	287	5
Trade name	127	5

Total identifiable intangible assets	$1,731

7. Goodwill and Intangible Assets

Goodwill represents the excess of the consideration paid over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. As of December 31, 2011, 2012 and 2013, there was no impairment of goodwill. The changes in the carrying value of goodwill are as follows (in thousands):

Goodwill
Balance as of December 31, 2011	$9,846
Foreign currency translation	28

Balance as of December 31, 2012	9,874
Foreign currency translation	13

Balance as of December 31, 2013	$9,887

Intangible assets consist of the following (in thousands):

	December 31, 2012 Cost	Accumulated Amortization	Foreign Currency Translation	December 31, 2012 Net	Weighted Average Amortization Period (Years)
Domain names	$2,627	$(1,936)	$—	$691	2
Patents	900	(384)	—	516	8
Customer relationships	2,052	(924)	45	1,173	4
Technology	596	(352)	—	244	4
Trade names	167	(64)	4	107	4

	$6,342	$(3,660)	$49	$2,731	4

	December 31, 2013 Cost	Accumulated Amortization	Foreign Currency Translation	December 31, 2013 Net	Weighted Average Amortization Period (Years)
Domain names	$2,638	$(2,376)	$—	$262	1
Patents	900	(470)	—	430	7
Customer relationships	2,052	(1,239)	51	864	3
Technology	596	(420)	—	176	3
Trade names	167	(91)	5	81	3

	$6,353	$(4,596)	$56	$1,813	4

Amortization expense related to intangible assets subject to amortization was $391,000, $718,000 and $936,000 for the years ended December 31, 2011, 2012 and 2013, respectively. Estimated amortization expense related to intangible assets is as follows (in thousands):

Total
Year Ending December 31:
2014	$673
2015	519
2016	344
2017	95
2018	38
2019 and beyond	144

Total estimated amortization expense	$1,813

8. Debt Obligations

2013 Credit and Security Agreement

In September 2013, the Company entered into a credit and security agreement with Wells Fargo Bank, to establish an accounts receivable based revolving line of credit. The proceeds received from the credit agreement may be used for general corporate and working capital purposes, permitted acquisitions or permitted investments. The maximum amount available for borrowing under the revolving line of credit is the lesser of $25,000,000 (which can be increased to $30,000,000 if certain conditions are met) or an amount equal to 85% of certain eligible accounts, which excludes accounts that have aged over 60 days from the original due date (but not to exceed 120 days from the original invoice date), including accounts in which 25% of the total account is aged over such time periods, and certain other accounts, including, without limitation, governmental, intercompany, employee and certain foreign accounts. The revolving line of credit has a maturity date of September 30, 2016 and may be repaid and redrawn at any time prior to the maturity date, at which time all advances are due and payable. Interest is charged at a floating interest rate based on the daily three month LIBOR, plus a 2.75% applicable margin (which applicable margin can be reduced to 2.50% based upon satisfaction of certain conditions). Interest was 3.0% as of December 31, 2013. As of December 31, 2013, $7,500,000 was outstanding under the revolving line of credit. Amounts outstanding under the agreement are classified as a current liability due to a subjective acceleration provision and the lender’s required use of a lockbox for all depository receipts. Borrowings under the credit agreement have priority in repayment to all of the Company’s other outstanding debt. Borrowings under the credit agreement are secured by substantially all of the Company’s assets, including the Company’s intellectual property. The Company may repay drawn amounts and reborrow under the revolving line of credit at any time and from time to time until the maturity date, without premium or penalty; provided, however, that any reduction or termination of the maximum amount available for borrowing under the revolving line of credit before the second anniversary of the closing date of the credit agreement is subject to a certain prepayment or termination fee, as applicable. As of December 31, 2013, the Company was in compliance with the financial and non-financial covenants under the credit agreement. The Company is required to maintain financial covenants with the credit agreement as follows:

•	minimum liquidity of $15.0 million at all times; and

•	minimum excess availability under the credit line of $2.5 million at all times, which limits the Company’s ability to draw the full amount of the credit line without Wells Fargo’s consent.

The terms of the credit agreement also require the Company to comply with other customary non-financial covenants. The operating and financial restrictions and covenants in the credit agreement, as well as any future financing agreements that the Company may enter into, may restrict the Company’s ability to finance the Company’s operations, engage in, expand or otherwise pursue the Company’s business activities and strategies.

2012 Note Payable, Related Party

In October 2012, the Company borrowed $15,000,000 from one of its stockholders by entering into a subordinated note arrangement. The note is subordinated to other senior debt. The note has a stated interest rate of 4.00% per annum, and the principal and accrued interest are due in a lump-sum payment on October 5, 2014. The note is secured by the accounts receivable of the Company.

In connection with the note, the Company issued a warrant to purchase 400,000 shares of Company’s common stock at an exercise price of $4.03 per share. The warrant is immediately exercisable. The estimated fair value of the warrant of $1.14 per share was calculated using the Black-Scholes option-pricing model, using a volatility of 48.86%, a risk-free interest rate of 0.31%, and the contractual term of 2.5 years. The fair value of the warrant of $456,000, was recorded as a discount on note payable and is being accreted to interest expense over the term of the note. The warrant to purchase 400,000 common shares remains outstanding at December 31, 2013 and is exercisable at any time through the date of its expiration on April 6, 2015. The warrant must either be exercised or will terminate immediately prior to the completion of the Company’s initial public offering.

2010 Notes Payable, Related Party

In October 2010, the Company entered into subordinated notes arrangements totaling $16,463,000. The notes have a stated interest rate of 4.00% per annum, and the principal and accrued interest were due in a lump-sum payment on December 31, 2012. In connection with these notes, the Company issued warrants to purchase 1,097,545 shares of Company’s common stock at an exercise price of $1.68 per share. The estimated fair value of these warrants of $0.60 per share was calculated using the Black-Scholes option-pricing model, using a volatility of 55.86%, a risk-free interest rate of 0.54%, and the contractual term of 2.7 years. The total fair value of the warrants of $661,000 was recorded as a discount on notes payable and was being accreted to interest expense over the term of the loans. In August 2011, the principal of $12,000,000 and accrued interest of $408,000 was repaid. In December 2011, the remaining principal of $4,463,000 and accrued interest of $212,000 was repaid.

In May 2011, a warrant to purchase 800,000 shares of common stock was exercised. In June 2013, a warrant to purchase 297,545 shares of common stock was exercised.

Total interest expense related to these debt obligations was $681,000, $200,000 and $944,000 for the years ended December 31, 2011, 2012 and 2013, including $211,000, $55,000 and $228,000 related to accretion of the discount on notes payable, respectively. During 2011, the Company also expensed $383,000 of the remaining discount on notes payable upon retirement of the notes, which is recorded within other income (expense), net on the accompanying consolidated statement of operations. Accrued interest related to the related party debt obligation is included in debt obligations, related party on the accompanying consolidated balance sheets.

The estimated fair value of the debt obligations approximate the carrying amounts reported in the consolidated financial statements for the periods presented.

9. Stock-based Compensation

Under the 2006 Stock Plan (the “Plan”), the Company is authorized to grant incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), RSAs and RSUs to eligible employee and nonemployee participants. Compensation costs related to stock-based compensation is recognized in the accompanying consolidated financial statements based on fair value.

Under the Plan, 29,560,259 shares of common stock are reserved for issuance. ISOs may be granted with an exercise price per share not less than the fair value of the underlying common stock at the date of grant, and NSOs may be granted with an exercise price per share not less than 85% of the fair value of the underlying common stock at the date of grant. Options generally vest over a four-year period from the date of grant at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Options are exercisable up to ten years. Certain option holders are allowed to exercise unvested options to acquire restricted shares. Upon termination of service, the Company has the right to repurchase any issued but unvested common shares at the original exercise price. Common stock purchased under the Plan is subject to certain restrictions, including the right of first refusal by the Company upon the proposed sale or transfer of these shares to third parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

Stock Options

The fair value of each stock option is estimated on the date of grant using the Black-Scholes model based on the following assumptions:

Volatility—As the Company does not have sufficient historical transactions of its common stock, volatility is based on historical volatility of several public entities that are similar to the Company.

Expected term—The expected term was estimated using the simplified method. The simplified method calculates the expected term as the average of the time to vesting and the contractual life of the option.

Risk-free rate—The risk-free interest rate is based on the U.S. Treasury rates, with maturities similar to the expected term of the option.

Forfeiture rate—The Company estimated the forfeiture rate based on its historical experience.

Dividend yield—The Company has never declared or paid any cash dividends and does not expect to in the future.

The fair value of each option was estimated on the date of grant for the periods presented using the following assumptions:

	Year Ended December 31,
	2011	2012	2013
Expected life (in years)	6.08	6.08	6.08
Risk-free interest rate	1.18% to 2.47%	1.02% to 1.11%	1.09% to 1.69%
Volatility	51% to 55%	49%	51% to 53%
Dividend yield	—	—	—

The weighted-average grant-date fair value of options granted was $2.48, $2.55 and $3.05 per share during the years ended December 31, 2011, 2012 and 2013, respectively.

Restricted Stock Units

The fair value of RSUs equals the market value of the Company’s common stock on the date of grant. The RSUs have a contractual term of seven years and vest upon the satisfaction of both a service condition and a liquidity-event condition. The service condition is satisfied as to 25% of the RSUs on each of the first four anniversaries of the vesting commencement date, provided that the participant remains an employee through the applicable anniversary date. The liquidity-event condition is satisfied upon the earlier of (i) six months after the effective date of the initial public offering or (ii) March 15 of the calendar year following the year in which the initial public offering was declared effective; and (iii) the time immediately prior to the consummation of a change in control. The vesting condition that will be satisfied six months following the Company’s initial public offering does not affect the expense period for the RSUs for which the service condition has been met as of the date of the Company’s initial public offering. As an initial public offering or change of control was not considered probable as of the respective financial reporting dates, no expense has been recorded to date relating to the RSUs. If the liquidity-event condition had occurred on December 31, 2013, the Company would have recorded $11,451,000 of stock-based compensation expense on that date, and would have approximately $7,947,000 of unrecognized stock-based compensation expense to be recognized over a weighted-average period of 3.4 years (unaudited).

The RSUs are excluded from issued and outstanding shares until they are vested.

Restricted Stock Awards

The fair value of RSAs equals the market value of the Company’s common stock on the date of grant. In February 2008, the Company granted 1,200,000 shares of restricted stock. The shares vested over a four-year period at a rate of 25% after one year, then monthly thereafter on a straight-line basis. The Company recognized $34,000 in stock-based compensation expense related to this restricted stock during 2011, at which point the awards became fully vested. There was no unrecognized stock-based compensation related to RSAs as of December 31, 2011, 2012 and 2013.

A summary of the Company’s stock option and RSUs award activity under the Plan is as follows:

		Options Outstanding				RSUs Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Shares	Weighted Average Grant Date Fair Value
Balance as of December 31, 2010	5,408,328	14,255,649	$1.16			—	$—
Increase in shares authorized	7,480,258
Options granted	(5,419,616)	5,419,584	5.56
Options exercised	—	(2,010,149)	0.94		$17,400,000
Options canceled or expired	1,896,866	(2,289,061)	1.87
RSUs granted	(630,000)					630,000	7.93
RSUs canceled or expired	—					—	—

Balance as of December 31, 2011	8,735,836	15,376,023	2.64	7.21	49,309,000	630,000	7.93
Options granted	(1,339,571)	1,339,571	5.38
Options exercised	—	(3,205,478)	0.72		12,117,000
Options canceled or expired	1,120,498	(1,136,470)	5.19
RSUs granted	(2,295,239)					2,295,239	5.05
RSUs canceled or expired	419,750					(419,750)	6.14

Balance as of December 31, 2012	6,641,274	12,373,646	3.20	6.81	16,550,000	2,505,489	5.59
Options granted	(3,709,567)	3,709,567	12.14
Options exercised	—	(2,328,229)	1.57		9,626,000
Options canceled or expired	1,119,277	(1,119,277)	6.03
RSUs granted	(2,530,542)					2,530,542	5.54
RSUs canceled or expired	514,840					(514,840)	5.33

Balance as of December 31, 2013	2,035,282	12,635,707	5.87	7.02	68,944,000	4,521,191	5.59

Vested and expected to vest as of December 31, 2013		11,753,093	5.58	6.89	66,278,000

Vested and exercisable as of December 31, 2013		7,686,361	2.87	5.78	55,459,000

The aggregate intrinsic value disclosed in the table above is based on the difference between the exercise price of the options and the fair value of the Company’s common stock.

The aggregate total fair value of shares vested during the years ended December 31, 2011, 2012 and 2013 was $2,398,000, $5,739,000 and $5,130,000, respectively.

Additional information for options outstanding and exercisable as of December 31, 2013 is as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.15 – $ 0.27	2,854,062	3.66	0.21	2,854,060	$0.21
$ 0.38 – $ 0.45	307,106	5.85	0.43	307,106	0.43
$ 3.68 – $ 5.73	5,995,724	7.34	4.00	3,992,049	3.93
$ 8.65 – $16.25	2,678,815	9.18	10.98	533,146	10.52
$25.00 – $25.00	800,000	9.87	25.00	—	—

	12,635,707			7,686,361

Stock-based Compensation Expense

The following table sets forth the total stock-based compensation expense resulting from stock options and RSAs included in the Company’s consolidated statements of operations but does not include any expense related to the Company’s RSUs, for which compensation expense will only be recorded at the occurrence of a change in control or initial public offering (in thousands):

	Year Ended December 31,
	2011	2012	2013
Cost of revenues	$295	$378	$300
Sales and marketing	849	1,880	1,492
Research and development	962	1,532	1,015
General and administrative	2,464	1,778	2,374

Total stock-based compensation expense	$4,570	$5,568	$5,181

As of December 31, 2013, there was $30,523,000 unrecognized stock-based compensation expense (net of estimated forfeitures), of which $11,125,000 is related to stock options and $19,398,000 is related to RSUs. The total unrecognized stock-based compensation expense related to stock options as of December 31, 2013 will be amortized over a weighted-average period of 3.2 years. The total unrecognized stock-based compensation expense related to RSUs as of December 31, 2013 will be amortized over a weighted-average period of 2.8 years.

10. Redeemable Convertible Preferred Stock

In June 2011, the Company issued 14,723,290 shares of Series B redeemable convertible preferred stock at an issuance price of $13.73 per share.

As of December 31, 2012 and 2013, the Company had outstanding redeemable convertible preferred stock as follows (in thousands except share data):

Series	Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Value
1	12,800,000	11,170,551	$6,982	$2,194
A-1	3,014,364	2,363,878	13,371	13,345
A-2	2,406,496	1,391,270	3,426	3,235
A-3	4,800,000	2,916,702	7,511	7,064
A-4	3,712,000	1,920,000	7,500	7,500
A-5	8,000,000	7,044,030	42,000	41,927
B	14,725,000	14,723,290	202,200	194,997
Undesignated	979,140	—	—	—

	50,437,000	41,529,721	$282,990	$270,262

Conversion

Each share of Series 1, A-1, A-2, A-3, A-4, A-5, and B redeemable convertible preferred stock is, at the option of the holder, convertible into common stock as calculated by dividing (i) the original issue price of such shares of redeemable convertible preferred stock by (ii) the conversion price in effect for the applicable series of redeemable convertible preferred stock at the time of conversion. The original issue price per share for each series of redeemable convertible preferred stock is as follows: $0.63 for Series 1 redeemable convertible preferred stock, $5.65 for Series A-1 redeemable convertible preferred stock, $2.48 for Series A-2 redeemable convertible preferred stock, $2.58 for Series A-3 redeemable convertible preferred stock, $3.90 for Series A-4 redeemable convertible preferred stock, $5.95 for Series A-5 redeemable convertible preferred stock, and $13.73 for Series B redeemable convertible preferred stock. The conversion price per share for the redeemable convertible preferred stock is subject to adjustment from time to time in the event one of the following events occurs: (i) subdivisions or combinations of common stock; (ii) stock dividends or other distributions; (iii) reorganizations, reclassifications, or similar events; or (iv) adjustments for diluting issues. Increases or decreases to the conversion price depend on the type of event that triggers the adjustment, as described in the Company’s certificate of incorporation. Each share of redeemable convertible preferred stock will automatically convert into shares of common stock at the then-effective conversion price for such share of redeemable convertible preferred stock upon either the closing of an initial public offering in which gross proceeds exceed $15,000,000, or the written election of not less than a majority of the outstanding Series 1, A-1, A-2, A-3, A-4, A-5, and B redeemable convertible preferred stock (voting together as a single class and not as separate Series) on an as-converted-to-common-stock basis; provided, however, that such conversion shall only occur with respect to the Series B redeemable preferred stock upon the affirmative vote of more than a majority of the Series B redeemable preferred stock.

Dividends

The Series A-1 preferred stockholders hold dividend preferences that are senior to the Company’s Series A-2, A-3, A-4, A-5, B, and 1 preferred stockholders. The Series A-2, A-3, A-4, A-5, and B preferred stockholders hold dividend preferences that are senior to the Company’s Series 1 preferred stockholders. The Series 1 preferred stockholders hold dividend preferences that are senior to the Company’s common stockholders.

Liquidation Preferences

The Series A-1 preferred stockholders hold liquidation preferences that are senior to the Company’s Series A-2, A-3, A-4, A-5, B, and 1 preferred stockholders. The Series A-2, A-3, A-4, A-5, and B preferred stockholders hold liquidation preferences that are senior to the Company’s Series 1 preferred stockholders. The Series 1 preferred stockholders hold liquidation preferences that are senior to the Company’s common stockholders. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, with any other corporation or the sale of all or substantially all of the assets of the Company, the Series A-1, A-2, A-3, A-4, A-5, B, and 1 preferred stockholders are entitled to receive an amount per share equal to the sum of $5.65, $2.48, $2.58, $3.90, $5.95, $13.73, and $0.63, respectively, plus any declared but unpaid dividends, unless the stockholders of the Company immediately prior to such transaction hold at least 50% of the voting power of the surviving or acquiring entity or its parent corporation in such transaction.

As the deemed liquidation preference is not solely within the control of the Company, the redeemable convertible preferred stock has been presented outside of stockholders’ equity (deficit) on the accompanying consolidated balance sheets.

11. Stockholders’ Equity (Deficit)

Common Stock Reserved for Future Issuance

The Company had reserved shares of common stock for issuance as follows:

	December 31, 2012	December 31, 2013
Stock options outstanding	12,373,646	12,635,707
Stock awards reserved for future grants	6,641,274	2,035,282
Restricted stock units outstanding	2,505,489	4,521,191
Warrants	697,545	400,000
Treasury shares available for future issuance	4,844,906	4,844,906
Conversion of convertible preferred stock outstanding	41,580,507	41,580,507

	68,643,367	66,017,593

Holders of common stock are entitled to dividends if and when declared by the Board of Directors.

Common Stock Subject to Repurchase

The Plan allows certain employees to exercise options prior to vesting. The Company has the right to repurchase any issued but unvested common shares upon termination of service of an employee, at the original purchase price. The consideration received by the Company upon exercise of an unvested option is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. This liability is reclassified to stockholders’ equity (deficit) on a ratable basis as the award vests. During the years ended December 31, 2012 and 2013, $118,000 and $48,000 of the liability was reclassified to stockholders’ equity (deficit), respectively. The Company’s liability at December 31, 2012 relating to 258,334 common shares that were exercised but remained unvested was $48,000. The Company had no liability at December 31, 2013 related to unvested exercised options.

Company-Sponsored Tender Offer

In July 2011, pursuant to the Series B financing (Note 10), the Company commenced and completed a Company-sponsored tender offer (the “Tender”). Under the terms of the Tender, the Company was permitted to purchase up to $100,000,000 of its shares from existing stockholders, up to a maximum of 15% of each stockholder’s equity, at a price of $12.83 per share. The Tender was completed in July 2011, during which time the Company repurchased 5,471,774 shares for $70,107,000, of which 653,268 and 4,818,506 were shares of preferred stock and common stock, respectively.

The preferred stock acquired by the Company as a result of the Tender was retired and is no longer outstanding or available for issuance. The difference between the amount paid to the holders of the preferred stock and the carrying amount of the preferred stock, net of issuance costs, was considered a deemed dividend to the preferred stockholders and added to net loss to arrive at the net loss available to common stockholders in the calculation of earnings per share.

The common stock acquired by the Company as a result of the Tender is held as treasury stock and available for future issuance and was accounted for using the cost basis.

Pursuant to the terms of the Tender, shares of preferred stock held by certain stockholders, who elected to participate in the Tender and did not meet certain post-Tender holding requirements, was exchanged for common stock. A total of 2,307,751 shares of preferred stock were exchanged for 2,307,751 shares of common stock. The carrying value of $3,024,000 of the 2,307,751 shares of preferred stock was reclassified from redeemable convertible preferred stock to common stock and additional paid-in capital upon exchange.

12. Income Taxes

The components of the Company’s loss before benefit from income taxes were as follows (in thousands):

	Year Ended December 31,
	2011	2012	2013
Domestic	$(22,422)	$(58,101)	$(9,972)
Foreign	(666)	(1,398)	(1,277)

Total	$(23,088)	$(59,499)	$(11,249)

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended December 31,
	2011	2012	2013
Current:
Federal	$—	$—	$—
State	48	(31)	—
Foreign	—	—	—

Total current income tax expense (benefit)	48	(31)

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	(166)	(234)	—

Total deferred income tax benefit	(166)	(234)	—

Total	$(118)	$(265)	$—

A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate is as follows:

	Years Ended December 31,
	2011	2012	2013
Federal tax	(34.00)%	(34.00)%	(34.00)%
Valuation allowance	27.59	31.47	18.70
Stock-based compensation	3.88	1.44	10.12
Intangibles	1.75	—	3.86
Other	0.28	0.65	1.32

Effective tax rate	(0.50)%	(0.44)%	0.00%

The Company recorded a net income tax benefit of $118,000, $265,000 and $0 for the years ended December 31, 2011, 2012 and 2013, respectively. The deferred tax benefit in 2011 and 2012 is related to the deferred tax liabilities that arose from intangibles acquired as part of the Couponstar acquisition. The state tax expense in 2011 and the state tax benefit in 2012 related to certain gross receipt-based state tax payments or refunds required in specific jurisdictions. The difference between the Company’s benefit for income taxes computed at the federal statutory rate and the amounts presented in the accompanying statements of operations is primarily due to the full valuation allowance recorded against deferred tax assets.

Deferred income taxes reflect the net tax effects of net operating loss and credit carryforward and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,
	2012	2013
Deferred tax assets:
Net operating loss carryforward	$55,662	$58,030
UK subsidiary net operating loss carryforward	429	614
Accrued liabilities	3,374	3,860
Deferred revenues	407	163
Stock options	1,592	2,055
Property and equipment	129	517
Intangible assets	—	—

Total deferred tax assets	61,593	65,239

Less valuation allowance	(55,600)	(58,842)

Deferred tax assets, net of valuation allowance	5,993	6,397

Deferred tax liabilities:
Property and equipment	—	—
Intangible assets	(5,712)	(6,202)
UK subsidiary acquisition accounting	(281)	(195)

Total deferred tax liabilities	(5,993)	(6,397)

Net deferred taxes	$—	$—

As of December 31, 2012 and 2013, the Company had deferred tax assets of $61,593,000 and $65,239,000, respectively. The Company also had deferred tax liabilities of $5,993,000 and $6,397,000 as of December 31, 2012 and 2013, respectively. Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which is uncertain. Based on the available objective evidence, management believes that it is more likely than not that the Company’s deferred tax assets are not realizable. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $22,269,000 and $3,242,000 for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, the Company had federal net operating loss carryforwards of approximately $162,159,000, which will begin to expire in 2018. The Company also had state net operating loss carryforwards of approximately $158,101,000, which will begin to expire in 2014. As of December 31, 2013, the Company has research credit carryforwards for federal income tax purposes of approximately $397,000 which will begin to expire in the year 2032. The Company also had state net research credit carryforwards for income tax purposes of approximately $416,000 which do not expire.

A reconciliation of the gross unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,
	2012	2013
Unrecognized tax benefit—beginning balance	$—	$285
Increases for tax positions taken in prior years	—	271
Increases for tax positions taken in current year	285	257

Unrecognized tax benefit—ending balance	$285	$813

The unrecognized tax benefits in the amount of $813,000 as of December 31, 2013, if recognized, would not impact the Company’s effective tax rate as the recognition of these tax benefits would be offset by changes in the Company’s valuation allowance. The Company does not believe there will be any material changes in its unrecognized tax position over the next twelve months.

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2012 and 2013, the Company had no accrued interest or penalties related to uncertain tax positions. Due to the Company’s historical loss position, all tax years from inception through December 31, 2013 remain open due to unutilized net operating losses.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before their utilization.

13. Net Income (Loss) per Share

Net Loss per Share Attributable to Common Stockholders

The computation of the Company’s basic and diluted net loss per share attributable to common stockholders is as follows (in thousands, except per share data):

	Year Ended December 31,
	2011	2012	2013
Net loss	$(22,970)	$(59,234)	$(11,249)
Deemed dividend to investors in relation to tender offer	6,933	—	—

Net loss attributable to common stockholders	$(29,903)	$(59,234)	$(11,249)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	13,944	15,927	19,626

Net loss per share attributable to common stockholders, basic and diluted	$(2.14)	$(3.72)	$(0.57)

The outstanding common equivalent shares excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows (in thousands):

	Year Ended December 31,
	2011	2012	2013
Redeemable convertible preferred stock	37,010	41,581	41,581
Stock options	16,708	15,505	11,938
Restricted stock awards	92	—	—
Restricted stock units	92	2,108	3,680
Warrants	600	393	544

	54,502	59,587	57,743

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

The following unaudited calculation of the numerator and denominator of basic and diluted EPS gives effect to the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. In addition, the pro forma share amounts give effect to RSUs that have satisfied the service condition as of December 31, 2013. These RSUs will vest and settle upon the satisfaction of a qualifying liquidity-event, as previously defined. Stock-based compensation expense associated with these RSUs is excluded from this pro forma presentation (Note 9).

The computation of pro forma basic and diluted net loss per share attributable to common stockholders is as follows (in thousands, except per share data):

Year Ended December 31, 2013

Numerator:
Net loss attributable to common stockholders	$(11,249)

Pro forma net loss attributable to common stockholders	$(11,249)

Denominator:
Weighted-average number of common shares used in computing net loss per share, basic and diluted	19,626
Pro forma weighted-average effect of conversion of redeemable convertible preferred stock	41,581
Pro forma weighted-average effect of vesting of RSUs	541

Pro forma weighted-average number of common shares used in computing net loss per share, basic and diluted	61,748

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.18)

14. Commitments and Contingencies

Leases

The Company leases office space under noncancelable operating leases with lease terms ranging from one to five years. Additionally, the Company leases certain equipment under noncancelable operating leases at its facilities and its leased data center operations.

Rent expense was $1,481,000, $2,421,000 and $2,658,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

Aggregate Future Contractual Obligations and Lease Commitments

As of December 31, 2013, the Company’s unconditional purchase commitments and minimum payments under its noncancelable operating and capital leases are as follows (in thousands):

	Operating Leases	Capital Leases
Year Ending December 31,
2014	$3,107	$66
2015	3,149	66
2016	2,987	50
2017	111	21
2018	33	17
2019 and thereafter	—	—

Total minimum payments	$9,387	$220

Less: Amount representing interest		17
Present value of capital lease obligations		203
Less: Current portion		57

Capital lease obligation, net of current portion		$146

Other Future Commitments

The Company has long-term commitments related to technology development and support for the years 2014 to 2016 in the amount of $11,261,000.

The Company also has other long-term commitments for the years 2014 to 2034 in the amount of $7,929,000 for marketing arrangements.

During 2013, the Company entered into service agreements under which the Company is obligated to prepay non-refundable payments up to $19,000,000 over three years or earlier upon achievement of certain milestones. During 2013, the Company made initial payments in the aggregate amount of $3,250,000, which are included in other assets on the accompanying consolidated balance sheets. The payments will be recognized as cost of revenues over the related service period.

Indemnification

In the normal course of business, to facilitate transactions related to the Company’s operations, the Company indemnifies certain parties, including CPGs, advertising agencies and other third parties. The Company has agreed to hold certain parties harmless against losses arising from claims of intellectual property infringement or other liabilities relating to or arising from our products, services or other contractual infringement. The term of these indemnity provisions generally survive termination or expiration of the applicable agreement. To date, the Company has not recorded any liabilities related to these agreements.

Litigation

In the ordinary course of business, the Company may be involved in lawsuits, claims, investigations, and proceedings consisting of intellectual property, commercial, employment, and other matters. The Company will record a provision for these claims when it is both probable that a liability has been incurred and the amount of the loss, or a range of the potential loss, can be reasonably estimated. These provisions are reviewed regularly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information or events pertaining to a particular case. In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on the Company’s future business, operating results, or financial condition.

The Company believes that liabilities associated with any claims are not probable and any reasonably possible range of losses cannot be estimated at this time, therefore the Company has not recorded any accrual for claims as of December 31, 2012 and 2013.

15. Employee Benefit Plan

The Company maintains a defined-contribution plan that is intended to qualify under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides retirement benefits for eligible employees. Eligible employees may elect to contribute to the 401(k) plan. The Company provides a match of up to the lesser of 3% of each employee’s annual salary or $6,000, which vests fully after four years of continuous employment. The Company’s matching contribution expense was $821,000, $1,287,000 and $1,312,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

16. Concentrations

No customer accounted for 10% or more of revenues during the periods presented in the accompanying consolidated statements of operations. Customers with an accounts receivable balance of 10% or greater of the total accounts receivable are as follows:

	December 31,
	2011		2012		2013
Customer A		*		*	11%

*	Less than 10%

17. Information About Geographic Areas

Prior to the acquisition of the net assets of Couponstar in September 2011, all of the Company’s assets and operations were held and controlled in the United States. During the post-acquisition period from September 2011 through December 31, 2013, revenues generated outside of the United States were insignificant. Additionally, as the Company’s assets are primarily located in the United States and not allocated to any specific region, information regarding geographical location is not presented, as such amounts are immaterial to these consolidated financial statements taken as a whole.

18. Subsequent Events

The Company has evaluated subsequent events through February 14, 2014, the date the consolidated financial statements were available for issuance.

Acquisition of Yub, Inc. Related Party

On January 2, 2014, the Company acquired all outstanding shares of Yub, Inc. (“Yub”), a company that allows consumers to link digital offers and promotions to payment cards for savings when they use the cards for in-store purchases. The total purchase consideration of $10.1 million, which consists of 1,000,040 shares of the Company’s common stock, was based on the fair value of the Company’s common stock of $10.05 per share. In connection with this acquisition, 44,660 of these shares were issued to entities affiliated with T. Rowe Price Associates, Inc., who collectively hold more than 5% of the Company’s capital stock.

Helping Brands & Retailers Engage Consumers and Drive Sales with Our Portfolio of Digital, Social and Mobile Solutions

Brands
Retailers
COUPONS.com
Consumers

Transactions

1.3B+ Transactions in 2013

CPGs

700+ CPGs

2,000+ Brands

Audience

~17M Monthly Unique Visits

7M+ Mobile App Downloads

Retailers & Publishers

58K+ Retail Stores

~30K Publishers

10,000,000 Shares

Common Stock

Prospectus

Goldman, Sachs & Co.	Allen & Company LLC	BofA Merrill Lynch	RBC Capital Markets

                , 2014

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$20,737
FINRA filing fee	24,650
NYSE listing fee	250,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	1,538,000
Printing and engraving expenses	400,000
Transfer agent fees and expenses	25,000
Miscellaneous expenses	241,613

Total	$4,300,000

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the Delaware General Corporation Law, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also currently have and intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of charter or bylaws.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we sold the following unregistered securities:

Preferred Stock Issuances

In June 2011, we sold 14,723,290 shares of our Series B preferred stock to 5 accredited investors at a purchase price per share of $13.73 for an aggregate purchase price of approximately $202.2 million, which resulted in net cash proceeds to us of $195.0 million after payment of fees and expenses.

2006 Stock Plan-Related Issuances

During the three year period ended December 31, 2013, we granted our directors, employees, consultants and other service providers options to purchase an aggregate of 10,468,772 shares of common stock under the 2006 Stock Plan at exercise prices ranging from $0.56 to $25.00 per share.

During the three year period ended December 31, 2013, we issued and sold to our directors, employees, consultants and other service providers an aggregate of 5,347,270 shares of common stock upon the exercise of options under the 2006 Plan at exercise prices ranging from $0.15 to $10.53 per share.

During the three year period ended December 31, 2013, we awarded to our employees, consultants and other service providers 5,455,780 RSUs under the 2006 Plan.

Note and Warrant Issuances

On October 5, 2012, we issued and sold to one accredited investor (i) a subordinated secured promissory note with a principal amount of $15,000,000 and (ii) a warrant to purchase 400,000 shares of our common stock at an exercise price of $4.03 per share.

Repurchase and Conversion Transaction

In July 2011, we completed a tender offer under which we repurchased a total of 5,471,774 shares of stock from existing stockholders at a purchaser price of $12.83 per share for an aggregate price of $70.3 million. In connection with this tender offer, for certain preferred stockholders who tendered shares but who, subsequent to their participation, did not meet certain holding requirements for the cost basis of their remaining preferred stock holdings, their remaining preferred shares were automatically converted from the pre-tender offer class and series of preferred stock into common stock. This resulted in an issuance of 2,307,751 shares of common stock being issued in exchange for the same number of shares of preferred stock.

Common Stock Issued in Connection with an Acquisition

In January 2014, we completed the acquisition of a privately-held company, pursuant to which we issued 1,000,040 shares of our common stock to stockholders of the acquired entity as part of the transaction consideration.

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering, Regulation S of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation.

Item 16. Exhibits.

(a)	Exhibits.

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, dated May 31, 2011.

3.2**	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, dated August 11, 2011.

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant, dated February 19, 2014.

3.4	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering.

3.5**	Bylaws of the Registrant, as currently in effect.

3.6**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.

4.1	Form of common stock certificate of the Registrant.

4.2**	Eighth Amended and Restated Investors’ Rights Agreement among the Registration and certain holders of its capital stock, dated June 1, 2011.

5.1	Opinion of DLA Piper LLP (US).

10.1**	Form of Indemnification Agreement for directors and officers between the Registrant and each of its directors and executive officers.

10.2**	2000 Stock Plan, as amended, and forms of agreement thereunder.

10.3**	2006 Stock Plan, as amended, and forms of agreement thereunder.

10.4**	2013 Equity Incentive Plan.

10.5**	2013 Employee Stock Purchase Plan.

10.6	Employment Offer Letter between the Registrant and Mir Aamir, dated February 18, 2014.

10.7	Employment Offer Letter between the Registrant and Richard Hornstein, dated February 4, 2014.

10.8	Employment Offer Letter between the Registrant and Shachar Torem, dated February 10, 2014.

10.9	Executive Bonus Plan.

10.10**	Secured Promissory Note, dated October 5, 2012, payable to Spieker Living Trust UAD 3/12/2002 in the original principal amount of $15,000,000.

10.11**	Credit and Security Agreement, by and between the Registrant and Wells Fargo Bank, National Association, dated September 30, 2013.

10.12**	Patent and Trademark Security Agreement, by and between the Registrant and Wells Fargo Bank, National Association, dated September 30, 2013.

10.13**	Collateral Pledge Agreement, by the Registrant to Wells Fargo Bank, National Association, dated September 30, 2013.

10.14**	Lease Agreement by and between the Registrant and 400 Logue LLC, successor in interest to MSCP Logue, LLC, successor in interest to Divco West Real Estate Services, Inc., dated August 11, 2006.

10.15**	Amendment No. 1 to Lease Agreement by and between the Registrant and 400 Logue LLC, successor in interest to MSCP Logue, LLC, dated March 19, 2009.

10.16**	Office Lease Mountain View Technology Park by and between Registrant and BP MV Technology Park LLC., dated December 22, 2010.

10.17**	Amendment No. 1 to Office Lease Mountain View Technology Park by and between Registrant and BP MV Technology Park LLC., dated May 31, 2012.

21.1**	List of Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).

24.1**	Power of Attorney (see page II-6 to the original filing of this Registration Statement on Form S-1 on January 31, 2014).

**	Previously filed.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California on February 25, 2014.

COUPONS.COM INCORPORATED

By:	/s/ Steven R. Boal
Steven R. Boal
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven R. Boal Steven R. Boal	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2014

/s/ Mir Aamir Mir Aamir	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 25, 2014

* Michael Walsh	Chief Security Officer, Head of Research & Development and Director	February 25, 2014

* David E. Siminoff	Director	February 25, 2014

* Dawn Lepore	Director	February 25, 2014

* Andrew Jody Gessow	Director	February 25, 2014

*By:	/s/ Steven R. Boal
Steven R. Boal
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, dated May 31, 2011.

3.2**	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, dated August 11, 2011.

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant, dated February 19, 2014.

3.4	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering.

3.5**	Bylaws of the Registrant, as currently in effect.

3.6**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.

4.1	Form of common stock certificate of the Registrant.

4.2**	Eighth Amended and Restated Investors’ Rights Agreement among the Registration and certain holders of its capital stock, dated June 1, 2011.

5.1	Opinion of DLA Piper LLP (US).

10.1**	Form of Indemnification Agreement for directors and officers between the Registrant and each of its directors and executive officers.

10.2**	2000 Stock Plan, as amended, and forms of agreement thereunder.

10.3**	2006 Stock Plan, as amended, and forms of agreement thereunder.

10.4**	2013 Equity Incentive Plan.

10.5**	2013 Employee Stock Purchase Plan.

10.6	Employment Offer Letter between the Registrant and Mir Aamir, dated February 18, 2014.

10.7	Employment Offer Letter between the Registrant and Richard Hornstein, dated February 4, 2014.

10.8	Employment Offer Letter between the Registrant and Shachar Torem, dated February 10, 2014.

10.9	Executive Bonus Plan.

10.10**	Secured Promissory Note, dated October 5, 2012, payable to Spieker Living Trust UAD 3/12/2002 in the original principal amount of $15,000,000.

10.11**	Credit and Security Agreement, by and between the Registrant and Wells Fargo Bank, National Association, dated September 30, 2013.

10.12**	Patent and Trademark Security Agreement, by and between the Registrant and Wells Fargo Bank, National Association, dated September 30, 2013.

10.13**	Collateral Pledge Agreement, by the Registrant to Wells Fargo Bank, National Association, dated September 30, 2013.

10.14**	Lease Agreement by and between the Registrant and 400 Logue LLC, successor in interest to MSCP Logue, LLC, successor in interest to Divco West Real Estate Services, Inc., dated August 11, 2006.

10.15**	Amendment No. 1 to Lease Agreement by and between the Registrant and 400 Logue LLC, successor in interest to MSCP Logue, LLC, dated March 19, 2009.

Exhibit Number	Description

10.16**	Office Lease Mountain View Technology Park by and between Registrant and BP MV Technology Park LLC., dated December 22, 2010.

10.17**	Amendment No. 1 to Office Lease Mountain View Technology Park by and between Registrant and BP MV Technology Park LLC., dated May 31, 2012.

21.1**	List of Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).

24.1**	Power of Attorney (see page II-6 to the original filing of this Registration Statement on Form S-1 on January 31, 2014).

**	Previously filed.